Exhibit 99.2
A TECHNICAL REVIEW OF THE HOPE BAY
GOLD PROJECT, WEST KITIKMEOT
NUNAVUT TERRITORY, CANADA
FOR
MIRAMAR MINING CORPORATION
(REVISED)
prepared by
John R. Sullivan, B.Sc., P.Geo.
Senior Geologist
Watts, Griffis and McOuat Limited
and
Michel Dagbert, B.Sc., P.Eng.
Senior Consultant
Geostat Systems International Inc.

June 28, 2006	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

Watts, Griffis and McOuat

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CERTIFICATES	125

REFERENCES	129

APPENDIX 1: LAND HOLDINGS	133
LIST OF TABLES

1.	Land tenure — Hope Bay project	15
2.	Boston deposit — representative mineralized intersections	39
3.	Doris North Zone — representative mineralized intersections	41
4.	Doris Central Zone — representative mineralized intersections	43
5.	Naartok West Zone — representative mineralized intersections	46
6.	Naartok East Zone — representative mineralized intersections	48
7.	Suluk Zone — representative mineralized intersections	54
8.	Hope Bay property — drilling statistics	64
9.	WGM Hope Bay site visit sampling results	79
10.	Hope Bay Indicated Mineral Resources prepared by Miramar	82
11.	Hope Bay Inferred Mineral Resources prepared by Miramar	82
12.	“Volumetrics” of mineralized zone solids in 2006 Mineral Resource model for NRS	86
13.	Statistics of zone intercepts with capping of original assay interval data	89

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(continued)
LIST OF FIGURES

1.	Property location map	11
2.	Miramar land holdings	12
3.	General mineral and surface rights disposition	13
4.	Regional geology map	23
5.	Property geology — Boston deposit area	25
6.	Property geology — Wolverine to Doris corridor	28
7.	Schematic cross section — Doris North Deposit	29
8.	Generalized stratigraphic column of the Doris area	29
9.	General geology of the Madrid area	32
10.	Schematic cross section — Boston deposit	37
11.	Longitudinal section — Boston deposit	38
12.	Longitudinal section — Naartok West Zone	47
13.	Schematic cross section — Naartok East Zone	49
14.	Longitudinal section — Naartok East Zone	50
15.	Longitudinal section — Rand Zone	52
16.	Schematic cross section — Suluk Zone	55
17.	Longitudinal section — Suluk Zone	56
18.	Drillholes with data used for 2006 Mineral Resource estimation of NRS	85
19.	Outline of mineralized solids on level at Z=-2.5 m	87
20.	Polygonal maps of intercepts in Zone Z (top) and Zone A1_N (bottom)	90
21.	Selection of high cap limits in Zone Z (top) and Zone Y (bottom)	92
22.	Experimental variograms and models for cut composite grade in groups of zones	96
23.	Views of Mineral Resource block model for mineralized zones Z and Z-Shoot	100
24.	Categorization of Mineral Resource blocks in the Z and Z-Shoot zones	102

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1. SUMMARY
Miramar Mining Corporation (“Miramar”) retained Watts, Griffis and McOuat Limited (“WGM”) to carry out an independent technical review of the Hope Bay gold project located in the West Kitikmeot area of Nunavut, near Bathurst Inlet and Coronation Gulf on the northeastern corner of the Archean-aged Slave geological province. John R. Sullivan, P.Geo., B.Sc., is solely responsible for all sections of the report with the exception of the Summary, Section 16.2, Section 20 and Section 21. Michel Dagbert, B.Sc., P.Eng., is solely responsible for Section 16.2 of this report. Messrs. Sullivan and Dagbert share responsibility for the Summary, Section 20 and Section 21 of the report.
Miramar is North Vancouver based and listed on the Toronto Stock Exchange. It owns the Con property in Yellowknife, NWT, a large past producing high-grade gold mine. Production ceased at the Con in 2003 and reclamation activities are ongoing. The Hope Bay property is 100% owned by Miramar subsidiary Miramar Hope Bay Ltd. and hosts several zones of significant gold mineralization grouped into the Doris and Boston deposits and the Madrid Deposit Area.
Miramar requires this report as part of its public disclosure obligations and it may be used to support financing activities. As part of its assignment, WGM audited the recently completed Mineral Resource estimates prepared by Miramar for the Naartok East, Naartok West and Rand gold zones, which comprise a large portion of the Madrid Deposit Area. WGM’s audit was carried out and the report was prepared in compliance with the standards of the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions (“CIM Standards”).
Miramar has also prepared updated in-house Mineral Resource estimates for the Boston and Doris Deposits and other zones in the Madrid Deposit Area. These estimates have been updated by Miramar periodically since they were last the subject of an independent NI 43-101-compliant technical report, namely one prepared by Roscoe Postle Associates Inc. (“RPA”) and dated September 2, 2003. In Miramar’s opinion the changes since the RPA report have not been material. WGM has neither reviewed nor audited the estimates. For the sake of completeness, WGM is reporting them as supplied by Miramar.

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The Doris Deposit, Boston deposits and Madrid Deposit Area occur in close proximity to a major structure or structural zone known to extend for at least the 80 km north-south strike length of the Miramar Hope Bay property. The deposits and setting are similar to lode gold deposits found elsewhere in the Archean and favourable comparisons can be made with the Porcupine and Holloway Camps found on the Destor-Porcupine Fault Zone and the Kirkland Lake, Larder Lake, Cadillac-Malartic and Val d’Or Camps found on the Cadillac-Larder Lake Break, all in the Abitibi Belt of Ontario and Quebec.
In recent times, gold was documented in the area in 1965. The first significant modern work was carried out by BHP Minerals Canada Ltd. between 1991 and 1998. This work culminated with an underground exploration and bulk sampling program on the Boston deposit.
Miramar acquired its initial interest in the property in 1999 and since then has carried out continual aggressive exploration programs, largely focussed on diamond drilling and has succeeded in finding several new significant gold zones and numerous showings, many of which have yet to be fully explored.
WGM has audited the December 31, 2005 Mineral Resource estimates, as prepared by Miramar for the Naartok-Rand sectors of the Madrid Deposit Area and is satisfied that the estimates have been prepared in an acceptable manner and in compliance with the requirements of NI 43-101 and the CIM Standards. WGM accepts the results as supplied by Miramar.
In WGM’s opinion, the independent audit results and our acceptance and approval of Miramar’s Mineral Resource estimates for the Naartok West, Naartok East and Rand zones fulfil the requirement of NI 43-101.
The Hope Bay Indicated and Inferred Mineral Resource estimates as of December 31, 2005 are documented below.
In addition to Indicated and Inferred Mineral Resources, Miramar reports a Probable Mineral Reserve of 458,200 t grading 22 g Au/t for the Doris Hinge Zone. This Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. (“SRK”) on the Doris North Project in 2002. A

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summary of the Feasibility Study supporting the Probable Mineral Resource was presented in an independent technical report dated February 2003 and filed on SEDAR February 10, 2003. This Probable Mineral Reserve is included within the Indicated Mineral Resource, to which dilution of 39% and a mining recovery factor of 95% have been applied. The price of gold used in the Feasibility Study was US$325/ounce.

Hope Bay Indicated Mineral Resources
Prepared by Miramar
	Indicated		Cutoff	Top Cut	Contained
Area/Deposit/Zone	Tonnes	g Au/t	g Au/t	g Au/t	Ounces Au

Madrid Deposit Area
Naartok East (1)	6,825,000	4.2	2	18-80	915,000
Naartok West (1)	5,023,000	4.3	2	40-110	699,000
Rand (1)	1,379,000	3.2	2	40	143,000
Suluk	1,125,000	4.2	2	29-52.5	153,000
South Patch	N/A				N/A
South of Suluk	N/A	N/A			N/A

Subtotal Madrid	14,352,000	4.1			1,909,000
Doris Deposit
Doris Hinge (2)	345,000	34.7	8	100-300	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	10-150	341,000
Doris Pillars	N/A	N/A			N/A

Subtotal Doris	1,169,000	19.3			726,000
Boston deposit
Boston B2	1,949,000	11.4	4	100-200	713,000
Boston B3/B4	363,000	7.3	4	90	85,000

Subtotal Boston	2,312,000	10.7			798,000

Total Indicated (3)	17,834,000	6.0			3,433,000

(1)	Audited by WGM, 2006.

(2)	Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge.

(3)	Numbers may not add up exactly due to rounding.

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Hope Bay Inferred Mineral Resources
Prepared by Miramar
	Inferred		Cutoff	Top Cut	Contained
Area/Deposit/Zone	Tonnes	g Au/t	g Au/t	g Au/t	Ounces Au

Madrid Deposit Area
Naartok East (1)	7,157,000	3.7	2	18-80	847,000
Naartok West (1)	3,755,000	4.0	2	40-110	482,000
Rand (1)	3,860,000	2.8	2	40	352,000
Suluk	14,560,000	4.0	2	29-52.5	1,890,000
South Patch	227,000	22.5	7	100	164,000
South of Suluk	573,000	9.8	6	95	180,000

Subtotal Madrid	30,132,000	4.0			3,915,000
Doris Deposit
Doris Hinge	28,000	10.0	8	100-300	9,000
Doris North/Connector	1,270,000	13.9	5	25-150	569,000
Doris Central	73,000	12.8	5	10-150	30,000
Doris Pillars	263,000	18.6	5-7	25-150	158,000

Subtotal Doris	1,634,000	14.5			766,000
Boston deposit
Boston B2	995,000	9.1	4	100-200	292,000
Boston B3/B4	1,437,000	9.7	4	90	449,000

Subtotal Boston	2,431,000	9.5			741,000
Total Inferred (2), (3)	34,197,000	4.9			5,421,000

(1)	Audited by WGM, 2006.

(2)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.

(3)	Numbers may not add up exactly due to rounding.
In a relatively short period of time, Miramar has succeeded in outlining significant Archean lode gold Mineral Resources hosted by several deposits/groups of deposits on the Hope Bay property. The gold mineralization is hosted within or very close to a major deformation zone, the DEFZ, similar in age and nature to the prolific Destor-Porcupine Fault Zone and Cadillac-Larder Lake Break in the Abitibi Belt of Central Canada. Such major deformation zones are known to host significant deposits on a regular, if not exactly predictable, basis.
The Hope Bay property is 80 km in strike length and a large portion of it remains relatively underexplored. Upwards of 75 surface showings and isolated anomalous drill intersections in favourable geological settings are being evaluated and plans prepared for systematically testing these targets. Detailed ground magnetic surveying is being carried out on some this winter and lithogeochemical data are being evaluated as appropriate. The targets will be prioritized, initially emphasizing targets on and near the DEFZ, and selective drilling will begin later in 2006.
It is WGM’s opinion that the Hope Bay property is underexplored and retains considerable potential for the discovery of additional gold deposits. Miramar’s programs are well focussed and managed, and strongly supported by senior management. The ingredients for further success are in place.

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Since beginning work on the Hope Bay property in 2000 until the end of 2005, Miramar spent approximately $112 million on exploration and development and drilled over 200,000 m in 1,670 holes.
WGM has reviewed and supports Miramar’s 2006 work plan and budget. We recommend that it be completed as planned.
Miramar plans to spend approximately $31 million at Hope Bay in 2006. The program will be directed toward two key objectives:
1.	To complete drilling and technical studies sufficient to define a second phase of development at Hope Bay following the proposed Doris North Project, which is now advancing through the permitting process. There are two scenarios being contemplated which define the range of future production, a) A 350,000 ounce per year combined open pit and underground operation, and b) A large open pit concept, which would determine if the northern-most part of the Madrid system can support a larger scale open pit operation potentially producing 500,000 – 750,000 ounces per year. This scenario would also incorporate high-grade feed from the Doris and Boston deposits; and

2.	Initiate a new exploration model for Hope Bay that focuses on the geological similarities including regional faults, alteration and mineralization with the Timmins and Larder Lake areas in Ontario and ensure sufficient exploration is completed on the Hope Bay belt to meet or exceed any assessment work requirements.
The work plan includes 55,300 m of diamond drilling, the direct cost of which will amount to $12,900,000. The majority of the meterage will be on the Naartok Zones and elsewhere in the Madrid Deposit Area and overall Madrid Trend. Smaller programs are planned at Doris and Boston, and on regional targets. The program is flexible and priorities will be re-evaluated on an ongoing basis depending on the success achieved on individual targets. This is a prudent approach supported by WGM.

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2. INTRODUCTION AND TERMS OF REFERENCE
2.1 INTRODUCTION
Miramar Mining Corporation (“Miramar”) is a North Vancouver-based, Canadian mining company with its head office in North Vancouver, British Columbia. It is listed on the Toronto Stock Exchange (“TSX”) under the symbol MAE. In addition to the Hope Bay project, it owns the Con property in Yellowknife, NWT, which hosted a major high-grade gold mine. Production ceased in 2003 and reclamation activities are ongoing.
Miramar acquired an initial interest in the Hope Bay property in 1999 and a 100% beneficial interest in 2001.
2.2 TERMS OF REFERENCE
Watts, Griffis and McOuat Limited (“WGM”) was retained to complete and document an independent technical review of the Hope Bay property, as part of Miramar’s continuing public disclosure obligations and the resulting report may be used to support a public financing. WGM’s review was carried out and the report was prepared in compliance with the standards of the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”). The previous independent NI 43-101-compliant technical report on the property was prepared by Roscoe Postle Associates Inc. (“RPA”), in September 2003.
2.3 SOURCES OF INFORMATION
In conducting this study, WGM relied on unpublished internal reports and other information supplied by Miramar, geological publications of the governments of the NWT and Nunavut and publicly available assessment reports. In addition, and with the permission of RPA and Miramar, WGM used material from the RPA 2003 technical report.
A site visit was made April 22nd to 25th, 2006 by John R. Sullivan, WGM Senior Geologist, in the company of Darren Lindsay, P.Geo., Exploration Manager for Miramar Hope Bay Ltd., the Miramar Mining Corporation wholly-owned subsidiary, which holds title to the property.

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During the site visit, technical facilities, including core logging and core sawing areas, geology offices, the Doris property and active diamond drilling sites on the Madrid Deposit Area were visited. Drill core was reviewed and independent drill core samples were collected and transported to Vancouver for analysis.
The geological work done by Miramar is of high quality and follows accepted mineral exploration practices. WGM received the full cooperation and assistance of Miramar personnel during the site visit and in preparation of this report.
John Reddick, P.Geo., WGM Senior Associate Geologist, visited Miramar’s North Vancouver office April 24th to 28th and John Sullivan visited the office April 26th and 27th after the site visit. Subsequent to the site and office visits, Mr. Sullivan and Mr. Michel Dagbert, B.Sc., P.Eng., of Geostat Systems International Inc. (“Geostat”), of Montreal, held telephone discussions and exchanged e-mails with Miramar technical personnel and Miramar consultants, regarding work on the property and the contents of the WGM report. Mr. Dagbert concentrated on the audit of the Madrid Deposit Area Mineral Resource estimates and served as a co-author of this report.
A list of the material reviewed is provided in the “References” section at the end of this report.
2.4 UNITS AND CURRENCY
Throughout this report, measurements are in Metric units unless the historic context dictates the use of Imperial units is appropriate. Tonnages are shown as tonnes (“t”) (1,000 kg), linear measurements are metres (“m”) or kilometres (“km”) and precious metal values are grams per tonne (“ g Au/t”) or troy ounces per ton (“T”) (“oz Au/T”). Grams are converted to ounces based upon 31.104 g = 1 troy ounce and 34.29 g/t = 1 oz/T.
Currency amounts are quoted in Canadian dollars (“C$”) unless otherwise stated. As of mid-June 2006 the exchange rate was roughly C$1.11 per US$.

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2.5 DISCLAIMER
This report or portions of this report are not to be reproduced or used for any purpose other than to fulfil Miramar’s obligations pursuant to Canadian provincial securities legislation, including disclosure on SEDAR, and if Miramar chooses to do so, to support a public financing, without WGM’s prior written permission in each specific instance. WGM does not assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

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3. RELIANCE ON OTHER EXPERTS
WGM prepared this study using the resource materials, reports and documents as noted in the text and “References” at the end of this report. WGM conducted an audit of the methods, parameters and documentation used and prepared by Miramar and its consultants in the preparation of its Mineral Resource estimates for the zones comprising the Madrid Deposit Area.
WGM did not prepare independent Mineral Resource estimates for the Madrid Deposit Area zones, however, is satisfied that those persons who prepared the estimates were qualified to do so and that the estimates are reliable. WGM accepts the estimates as supplied by Miramar.
WGM has not verified title to the property, nor has it verified the status of Miramar’s exploration agreements, but has relied on information supplied by Miramar in this regard. WGM has no reason to doubt that the title situation is other than that which was reported to it by Miramar.

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4. PROPERTY LOCATION AND DESCRIPTION
4.1 PROPERTY LOCATION
The Hope Bay project area is located 685 km northeast of Yellowknife, in Nunavut Territory and is situated east of Bathurst Inlet in the Slave Structural Province of the Canadian Shield. The centre of the Hope Bay Property lies approximately 160 km above the Arctic Circle at 67º30’N Latitude and 107ºW Longitude. The nearest settlements are Omingmaktok, located 65 km to the west on the east coast of Bathurst Inlet, and Cambridge Bay, 170 km to the northeast, on southern Victoria Island. The property location is shown on Figure 1.
4.2 PAST MINING ACTIVITY
Previous owner BHP Mineral Canada Ltd. (“BHP”) carried out an underground exploration/test mining/bulk sampling program via a decline on the Boston deposit in 1996/1997. Numerous rock piles comprising mineralized underground material remain near the portal, which is securely blocked from access. To the best of Miramar’s knowledge, this material is not acid generating. There is no settling pond at or near the mining area. There have been no mineral processing activities on or near the property; therefore there are no tailings impoundment areas in the vicinity.
4.3 PROPERTY DESCRIPTION
The property consists of 25 Crown mineral claims, 24 Crown mineral leases, 29 Crown mineral leases pending and seven Inuit Owned Land (“IOL”) Exploration Agreements with a combined total area of approximately 110,151 ha (Figure 2). In general, there are four types of land tenure disposition on the Hope Bay Belt (Figure 3), namely:
1.	IOL mineral and surface rights;

2.	Crown mineral and surface rights;

3.	IOL surface rights and Crown mineral rights. The Nunavut Land Claims Agreement ceded both surface and mineral rights in these areas, however, it grandfathered existing rights. These grandfathered rights will revert to Nunavut Tunngavik Inc. (“NTI”) in the event they are dropped; and

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Hope Bay Project
Figure 1.
Miramar Mining Corporation
Hope Bay Project
Nunavut, Canada
Property Location

Cambridge Bay
Hope Bay Project
Coronation Gulf
Bathurst Inlet
Nunavut
High Lake
NWT
Jericho
Lupin
Izok
George Lake
Hackett River
Goose Lake
Ekati
Diavik
Legend
Advanced Project
Operating Mine
Past Producing Mine
Capital City
Town
Winter Ice Road
Giant
Yellowknife
Con
Great Slave Lake
Hay River
N
0
50
100

Figure 1.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Property Location

11

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Figure 2.
Miramar Mining Corporation
Hope Bay Project
Nunavut, Canada
Miramar Land Holdings

LEGEND
Crown Mineral Claim
Crown Mineral Lease
Crown Mineral Lease Pending
NTI/IOL Exploration Agreement
Maximus Joint Venture Areas
0
5
10
kilometers
N
Engine 1
Engine 3
Engine 4
Engine 2
Tok 1
Koig 1-ML3545
Koig 2-ML3547
WOG 2-ML3546
Madrid 1
Madrid 2
Koig 3-ML3549
Tok 2
Koig 4-ML3550
WOG 3-ML3548
BD 1
Tok 3
BD 2
Amarok 1
Tok 2
Amarok 2
Koig 6-ML3544
Kamik 1
Amarok 3
Quito 1
Quito 3
Amarok 4
Amarok 5
Quito 2
Quito 4
Amarok 9
Kamik 2
Quito 5
Amarok 6
Amarok 12
Amarok 10
Amarok 8
Quito 6
Amarok 7
Havana 1
Amarok 11
Quito 7
Amarok 13
Akungani 1
Akungani 3
PJ 1
PJ 2
PJ 3
PJ 4
PJ 5
Aimaokatuk 1
PJ 6
Akungani 2
PJ 7
Boston 5
Boston 1
Boston 14
Boston 4
Chicago 1
Boston 2
Chicago 2
Boston 8
Buffalo 4
Heku 3
Boston 3
Buffalo 2
Chicago 5
Boston 6
Boston 16
Chicago 4
Heku 6
Boston 7
Boston 9
Heku 4
Buffalo 5
Heku 1
Buffalo 1
Boston 10
Buffalo 3
Heku 7
Heku 2
Boston 13
Boston-12
Heku 5
Boston 18
Boston 19
Boston 20

Figure 2.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Miramar Land Holdings

12

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Figure 3.
Miramar Mining Corporation
Hope Bay Project
Nunavut, Canada
General Mineral and Surface Rights Disposition

Doris North
Madrid
Boston
NTI/IOL mineral and surface rights
Crown mineral and surface rights
both administered by INAC
NTI/IOL surface and Crown mineral rights
(pre-existing mineral rights prior to NLCA)
Surface rights administered by KIA
Mineral rights administered by INAC
NTI/IOL surface and Crown mineral rights
Surface rights administered by KIA
Mineral rights administered by INAC
0
10 km
Figure 3.
Miramar Mining Corporation
Hope Bay Project
Nunavut, Canada
General Mineral and Surface Rights Disposition

13

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4.	IOL surface rights and Crown mineral rights. The Nunavut Land Claims Agreement ceded only surface rights in these areas.
The 25 Crown mineral claims, covering 16,491 ha, are currently in good standing with anniversary dates between 2006 and 2008. The annual assessment work requirements are $2.00 per acre ($4.94 per ha) per year. Expenditures in excess of this amount are credited against future requirements, up to a maximum of ten years, when the claims must be legally surveyed and brought to lease. The anticipated assessment work requirement in 2006 is $4,648.50 and it is to be recorded no later than December 3rd. Neither a claim nor a lease conveys surface rights.
The 24 Crown mineral leases and 29 Crown leases pending cover a total area of approximately 37,684 ha. There is no assessment work requirement, and the annual lease rental fee is $1.00 per acre ($2.47 per ha) and will total approximately $93,117 in 2006. The Crown is entitled to a graduated annual royalty from 5% to 14% on net profits from production from these leases.
NTI owns/administers the subsurface rights to parts of the Hope Bay Belt, including the Doris and South Patch areas. Annual assessment work requirements for the seven NTI Exploration Agreements (covering 55,976 ha) are $30.00 per ha per year. In 2006, work requirements will total approximately $1.68 million against which $578,000 in available credits have been applied, leaving a requirement for an additional $1.1 million in work. Annual fees of $4.00 per ha are payable and will amount to $223,904 in 2006. MHBL has the right to convert the NTI Exploration Agreements (also referred to as concessions) into Production Leases prior to commencement of production. NTI is entitled to an annual royalty of 12% of pre-tax profits from production, this amount being effectively set by a limit in allowable deductions.
All claims, leases and leases pending are 100% owned by MHBL. The NTI Exploration Agreements are in the name of MHBL. The tenure data are summarized in Table 1 below and details are provided in Appendix 1.

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TABLE 1
LAND TENURE - HOPE BAY PROJECT
				2006	2006
Tenure Type	Total	Area (km2)	Area (ha)	Fees	Assessment

Crown Mineral Claims	25	164.91	16,491	—	$4,648.50
Crown Mineral Leases	24	191.09	19,109	$47,218.25	—
Crown Mineral Leases Pending	29	185.75	18,575	$45,899.00	—
NTI Exploration Agreements	7	559.76	55,976	$223,904.00	$1,102,530.00

	85	1,101.51	110,151	$317,021.35	$1,107,178.50

4.4 UNDERLYING AGREEMENTS
Neither BHP nor Cambiex/Hope Bay Gold Corp Inc., both previous owners/vendors of the property, hold any equity interest in the property nor are entitled to a royalty on production from the property.
4.5 SHERWOOD AGREEMENTS
On June 10, 2002, Sherwood Mining Corporation (“Sherwood”) signed an option agreement with Miramar to earn up to a 70% interest in any diamondiferous bodies discovered on the Hope Bay property. The terms of the agreement allowed Sherwood to earn a 50% interest by spending $2 million on diamond exploration over four years. Sherwood could have increased its interest by another 20% by solely funding a 20 tonne bulk sample project on any diamondiferous body on the property. The agreement was subsequently terminated.
On December 29, 2003, Sherwood signed a separate option agreement with Miramar to earn up to a 60% interest in the Chicago Trend, located on the southwest portion of the property, by spending $3.1 million on exploration work in phases over a period of three years. The agreement terminated March 29, 2005.
4.6 MAXIMUS AGREEMENT
On June 25, 2004, Maximus Ventures Ltd. (“Maximus”) signed a letter of intent whereby Maximus could earn a 75% interest in the Eastern Contact and Twin Peaks areas. The initial terms of the agreement allowed Maximus to earn its interest by spending $7.5 million on exploration over three years; once the Maximus option has vested, the property will be explored through a joint venture. This agreement was amended on March 20, 2006 at which

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time Maximus dropped the Eastern Contact area and added the Chicago area to the agreement. The option property now comprises eight Crown claims, three Crown leases, three Crown leases pending and portions of two NTI Exploration Agreements, totalling 11,147 ha. Required expenditures remain $7.5 million, but now must be incurred by April 30, 2009. Magnetic and Horizontal Loop electromagnetic (“HLEM”) surveys, along with mapping and 3,000 m of drilling are planned for various portions of the optioned properties during 2006. Miramar is the operator.

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5. ACCESSIBILITY, CLIMATE AND LOCAL RESOURCES AND
INFRASTRUCTURE AND PHYSIOGRAPHY
5.1 ACCESSIBILITY
There is no road access to the property. Personnel, supplies and equipment are flown into the site, generally from Yellowknife using float, wheel or ski-equipped aircraft. The project area is also accessible by barge or by ship at Hope Bay or Roberts Bay, both on tidewater on the Arctic Ocean, from mid-July to the end of September. In the winter and spring, airstrips on the lake ice are able to accommodate planes as large as a C-130 (Hercules) to bring in equipment and supplies. There is an 800 m long packed gravel airstrip at the Boston deposit site. This can be used when activity is underway at Boston but it is too far away from Madrid and Doris (+50 km) to be of much use for those areas. During the snow-cover months, on-property movement is accomplished with snowmobiles, tracked 4WD pick-ups, other tracked vehicles and heavy equipment. In the summer months, on-property movement, including drill moves, is almost all by helicopter. The use of ATVs is restricted to a small area around the camps.
5.2 CLIMATE
The climate is classified as Arctic, semi-arid. Snow cover can extend from early October to mid-June with some drifts persisting through July on the lee side of the larger ridges. The short summer can be plagued by unreliable weather and ground exploration can be curtailed as early as the last week of August. Winter whiteouts can last over a day and result in work stoppages. Due to its position above the Arctic Circle, the property experiences 24-hour sunlight in mid-summer and 24-hour darkness at the height of winter.
Temperatures range from -40°C to 20°C. Average annual rainfall is approximately 80 mm and snowfall 100 mm. The property is a permafrost area, with permafrost known to extend to at least 500 m vertical at Boston. Winters are harsh and often lead to poor flying conditions. The practical field season is from June through September, although major drilling campaigns, such as the ongoing 2006 program, begin as early as March. The severe weather does not have a major negative impact on northern mining operations in general, although certain safety and equipment maintenance precautions are required.

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5.3 LOCAL RESOURCES AND INFRASTRUCTURE
The property has no permanent inhabitants. Some Inuit cross through and hunt in the area on occasion and there is limited archeological evidence of historic activity of this sort. There is a more than adequate supply of water available for exploration and mining purposes, however, there is no timber on the property. There is ample and suiTable room available for the establishment of mining and processing operations, waste piles and a tailings management area.
The project has two camps, the Windy Lake camp for the Doris and Madrid deposits and the Boston camp for the Boston deposit. The Windy Lake camp is a Weatherhaven tent camp with a semi-permanent central complex housing kitchen/first aid/dry/office facilities. The camp has capacity to house approximately 80 people. Certain upgrades were underway during the WGM site visit. The Boston camp, located on the southeastern shore of Spyder Lake is a modular “ATCO” trailer style camp, which can house approximately 50 people.
The nearest settlements are Omingmaktok (population 10), located 65 km to the west on the east coast of Bathurst Inlet, and Cambridge Bay (population 2,000), 170 km to the northeast, on the southeastern corner of Victoria Island. There is a small, variably-skilled labour pool in Cambridge Bay. Extensive training would be required for any mining operation and the bulk of the workforce would have to come from the south.
In Cambridge Bay there are several stores, a hotel, restaurant, limited office space and some Nunavut government services available. There is a primary and secondary school and a staffed nursing station. There is seasonal charter float-plane and helicopter service and there are daily commercial scheduled flights to Yellowknife and other villages in the Arctic.
5.4 PHYSIOGRAPHY
The project lies within an area of moderate relief extending south from Hope Bay and Roberts Bay, which are part of Bathurst Inlet, on the south shore of the Arctic Ocean. Maximum elevation is about 300 m above mean sea level on drumlin-like hills. Relief is approximately 100 m. The predominant drainage in the area is north into Hope Bay. Areas of felsenmeer are common and swampy areas are also present. Tundra and moss cover the ground even at

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higher elevations. Vegetation consists primarily of lichen, moss, dwarf willows and birches. Outcrop exposure varies from 35% to 80%. Outcrops tend to form relatively continuous, north-northwest trending ridges throughout the area with broad tundra-covered flat valleys. The many lakes are also elongate in a north-northwest direction. The area is covered by relatively thick overburden ranging up to 20 m in thickness. It consists of locally and regionally derived tills and boulder tills with lacustrine and marine sediments and clay up to 15 m thick present in larger valleys.

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6. HISTORY
The Hope Bay Volcanic Belt was first outlined in 1962 by J. A. Fraser of the Geological Survey of Canada during a reconnaissance-scale mapping program, known as “Operation Bathurst.” Since that time, prior to the involvement of Miramar, a number of exploration and mining companies have explored the area for gold, silver and base metal deposits, with encouraging results, as follows:
•	In 1965, trench sampling by Roberts Mining Company (“Roberts”) revealed up to 0.32 oz Au/T and 2.72 oz Ag/T at Roberts Lake near the current Doris deposit;
•	In 1967, trench sampling by Radiore Uranium Mines revealed up to 2 oz Au/T over 1.41 ft, at a showing presumed to be some 10 km southwest of the present Madrid deposit, i.e., within the current Wizard grid area;
•	In 1973, Hope Bay Mines Ltd. (“HBML”) outlined a silver resource, based on underground exploration, and extracted some 100,000 ounces of silver, about 10 km north of the Doris Lake deposit, off of the present Hope Bay property;
•	In 1976, Perry River Nickel Mines reported assay results of more than 1 oz Au/T in quartz veins. The exact location of this showing is not known;
•	In 1981, Noranda Exploration Company, Limited (“Noranda”) reported assay results of 0.53% Cu, 1.8% Zn, 0.16 oz Ag/T and 0.008 oz Au/T from diamond drill testing of EM conductors over the Wombat Zone, near the Kamik claims, in the central part of the Hope Bay property. Almost a decade later, Noranda intersected 50 to 69 g Au/t over 3 m in drillhole WBT-90-3;
•	In 1985, Roberts discovered the Roberts Lake Silver showing, but could not continue further exploration due to lack of funding;
•	From 1987 to 1989, Abermin Corporation (“Abermin”) explored the area from a camp at Windy Lake and discovered several showings, including the Ida Bay Silver, Ida Point Gold, and the Granite/Wombat showings. Abermin also detected gold mineralization in the southern part of the Hope Bay Belt, which later became the Boston deposit;
•	In 1991, BHP Mineral Canada Ltd. (“BHP”) commenced a systematic exploration program along the entire Hope Bay Greenstone Belt. Mapping, prospecting, till sampling, and airborne and ground geophysical surveys were conducted. Almost 200,000 m of

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drilling were carried out. The BHP work led to the discovery of the Boston deposit in 1992, the Doris Deposit in 1995 and the Madrid Deposit in 1994. In 1996 and 1997, BHP conducted an underground bulk sampling program at Boston. This program is discussed in Sections 17, 18 and 19. From 1991 to 1998, BHP spent some $85 million on exploration of the entire belt;
•	In June 1999, Cambiex Exploration Inc. (“Cambiex”) of Montréal optioned the Hope Bay Project from BHP Diamonds (“BHP”), which had acquired all the mineral assets of BHP Minerals Canada Ltd. through an internal corporate reorganization;
•	In December 1999, Miramar acquired a 50% interest in the Hope Bay Project from Cambiex and they formed the Hope Bay Joint Venture (“HBJV”). Cambiex later changed its name to Hope Bay Gold Corp Inc. (“HBGC”); and
•	In 2002, Miramar and HBGC completed a business combination pursuant to which HBGC became a wholly owned subsidiary of Miramar consolidating 100% ownership of the Hope Bay Project in Miramar.
Exploration work carried out by Miramar, both during and subsequent to formation of the HBJV is discussed in Section 10.

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7. GEOLOGY
7.1 REGIONAL GEOLOGY
The Hope Bay Volcanic Belt (“HBVB”) is located in the northeast portion of the Slave Structural Province (Figure 4). The Slave Province is predominantly an Archean granite-greenstone-metasedimentary terrane that lies between Great Slave Lake and Coronation Gulf and is bounded to the east by the Thelon Orogen (2020 to 1910 Ma) and to the west by the Wopmay Orogen (1950-1840 Ma; Hoffman, 1988).
Twenty-six or so granite-greenstone belts are recognized in the Slave, which were subdivided into mafic volcanic-dominated (Yellowknife-type) and felsic volcanic-dominated (Hackett River-type) by Padgham (1985). Yellowknife-type belts are typically massive to pillowed tholeiitic flows interbedded with calc-alkaline felsic volcanic and volcaniclastic rocks, clastic sedimentary rocks and rarely synvolcanic conglomerate and carbonate units. Hackett River-type belts are dominated by calc-alkaline felsic and intermediate rocks intercalated with turbidites. The HBVB is classified as Yellowknife-type. U-Pb geochronology brackets volcanism in the Slave to between about 2715 and 2610 Ma (Mortensen et al., 1988 and Isachsen et al., 1991). The volcanic belts are typically isoclinally folded and contain belt-parallel shear zones. A late (circa 2.6 Ga) “Timiskaming-type” sedimentary assemblage, consisting of conglomerate and sandstone, may overlie the main greenstone belts (Fyson and Helmsteadt, 1988). Villeneuve (1997) has subdivided the intrusive rocks into 2.70 to 2.64 Ga pre-deformation tonalite and diorite, 2.62-2.59 Ga K-feldspar megacrystic granite and post-deformation 2.60-2.58 Ga two-mica granites. In general a regional pan-Slave deformation event is recognized between 2.7 and 2.6 Ga, characterized by regional compression, plutonism and late extension (<2.583 Ga).
7.2 PROPERTY GEOLOGY
7.2.1 GENERAL
The Hope Bay Project covers most of the land underlain by the Hope Bay Greenstone Belt. The greenstone belt extends over 80 km north-south direction and is between 7 and 20 km

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Hope Bay Project
Doris North Deposit
Doris Central Deposit
Discovery
Inge
Naartok Zone
Madrid Area
Suluk Zone
Barney
Diawa
Boston Deposit
Kell
Heku
N
0 5 10
kilometres
Legend
Granitoid Rocks
Mafic and Ultra Mafic Intrusive Rocks
Sedimentary Rocks
Intermediate to Felsic Metavolcanics
Ultramafic to Mafic Metavolcanics
Deformation Zone
Ocean and Major Lakes
Resource
Showings
Showings

Figure 4.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Regional Geology Map

Figure 4. Miramar Mining Corporation Hope Bay Project Nunavut, Canada Regional Geology Map

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wide, and is part of the Bathurst Block, which covers approximately 16,000 km2 in the northeast portion of the Slave Structural Province (“SSP”) (Figure 4). The Bathurst block is the portion of the Slave Structural Province northeast of Bathurst Inlet. It is isolated from the rest of the Slave by Proterozoic cover of the Kilohigok Basin (Campbell and Cecile, 1976). The belt (HBVB) is within the northern portion of the Bathurst Block and is dominated by mafic volcanics with felsic volcanic and volcaniclastic products and subordinate ultramafic bodies and metasedimentary rocks. Existing U-Pb geochronology of the belt indicates that felsic volcanism spanned a period of at least 53 Ma (2716-2663 Ma; Hebel, 1999).
To the east, the belt is bordered by felsic intrusions that separate the Hope Bay belt from the Elu Inlet belt. A granodiorite northeast of the Hope Bay belt gave a U-Pb zircon age of 2672 +4/-1 Ma, suggesting a syn- to late-volcanic age of emplacement (Bevier and Gebert, 1991). The southeastern contact of the Hope Bay belt is a heterogeneous gneiss terrane that yielded a U-Pb zircon age of 2649.5 +2.9/-2.5 Ma and a titanite age of 2589 Ma, which may represent a metamorphic age (Hebel, 1999). The Hope Bay belt is bordered to the west by plutonic rocks that contain foliated mafic fragments at 2608 ± 5 Ma placing a lower limit on deformation and metamorphism (Bevier and Gebert, 1991). The metamorphic grade in the interior of the belt is lower greenschist with amphibolite grade near the belt margins.
7.2.2 BOSTON AREA
The Boston deposit is one of the larger known gold resources in the Hope Bay belt. Recent deep drilling has indicated the potential to significantly expand these resources. The geology around the Boston deposit is a bimodal assemblage of mafic and felsic volcanic rocks along with sedimentary rocks all of which are complexly folded about a large-scale synformal-anticline. Figure 5 presents the property geology in the Boston area.
Structural Geology
A large scale fold dominates the geology of the Boston area. The core of the anticline is occupied by mafic volcanic rocks that host the Boston deposit and these are in turn overlain by sedimentary rocks. The structure is best defined by facing directions recognized by graded bedding, bedding-cleavage relationships in the sedimentary rocks and from pillow shelves in the mafic volcanic rocks. The geometry of this fold, well constrained by lithologic contacts

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Boston Camp
Boston Deposit
Legend
Proterozoic diabase
Late, post-volcanic intrusions
Marginal granitoids, tonalite-monzogranite
Early, syn-volcanic sedimentary rocks
Felsic metavolcanic rocks, coherent facies
Felsic metavolcanic rocks, clastic facies
Intermediate volcanic rocks, west of Spider Lake
Mafic metavolcanic rocks, East Spider suite, non-variolitic
Mafic metavolcanic rocks, West Spider suite, non-variolitic
Mafic metavolcanic rocks, Boston suite, non-variolitic
Mafic metavolcanic rocks, Boston suite, variolitic marker
Strong alteration, Fe-carbonate, quartz, sericite and paragonite
Moderate alteration, chlorite, Fe-carbonate and calcite

Figure 5.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Property Geology - Boston Deposit Area

Legend Proterozoic3diabase 10Late,3post-volcanic3intrusions 8Marginal3granitoids,3tonalite-monzogranite 5 Early,3syn-volcanic3sedimentary3rocks 3-4 Felsic3metavolcanic3rocks,3coherent3facies 3-4 Felsic3metavolcanic3rocks,3clastic3facies 2Intermediate3volcanic3rocks,3west3of3Spider3Lake Mafic3metavolcanic3rocks,3East3Spider3suite, 1 non-variolitic Mafic3metavolcanic3rocks,3West3Spider3suite, 1 non-variolitic Mafic3metavolcanic3rocks,3Boston3suite, 1 non-variolitic Mafic3metavolcanic3rocks,3Boston3suite, 1 variolitic3marker Strong3alteration,3Fe-carbonate,3quartz,3sericite and3paragonite Moderate3alteration,3chlorite,3Fe-carbonate and3calcite
Figure35. Miramar3Mining3Corporation Hope3Bay3Project Nunavut,3Canada Property3Geology3-3Boston3Deposit Area

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and facing directions, is unusual in that it has the broad geometry of a synform with the facing directions of an anticline making it a synformal anticline or an overturned anticline. The fold is south plunging.
Lithologies
Several suites of mafic volcanic rocks are recognized in the Boston area; these include the Boston and the East and West Spyder suites. Pillow shapes are similar between the three suites and tend to be rather small, with thin selvages and aspect ratios of about 5:1. The pillows are commonly strongly amygdaloidal, filled with calcite and epidote, which are often weathered out. Due to their flattened nature, pillow geometry does not provide reliable facing indicators. However, pillow shelves are relatively common and are often filled with calcite and epidote, which provide good facing indicators. Interflow sediments are relatively common but volumetrically minor and consist mainly of argillite with lesser chert.
Variolitic and non-variolitic mafic volcanic rocks are recognized and form consistent map units. The non-variolitic unit is the most abundant, underlying much of the map area. In the Boston suite, a distinct variolitic phase is recognized which can be correlated over several kilometres. In this unit the varioles are large and mainly developed around pillow selvages, but locally form coalesced varioles that occupy the bulk of a pillow structure. Locally the varioles are highly elongate, defining a strong stretching lineation. The variolitic unit appears to wrap around the main F2 synformal antiform (discussed below) and may be the main host rock for the Boston deposit, however, in the deposit area, strong hydrothermal alteration obscures most primary textures.
This unit tends to weather recessively and is poorly exposed. Where exposed on the lakeshores the sedimentary rocks range from quartzo-feldspathic wackes to a fine-grained argillite. Most outcrops are well-graded, providing excellent facing directions.
7.2.3 DORIS AREA
The Doris deposits are typical of the “Archean lode” or “greenstone-hosted” deposit style and occur within a steeply dipping, over 3 km-long quartz vein system in folded and metamorphosed pillow basalts. At the north end, the veins are folded to create a high-grade anticlinal hinge zone lying close to surface (the Doris Hinge), which will be the first Hope Bay resource to be brought into production. The anticlinal fold axis extends south through

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Doris Lake, marking the transition between east-facing strata on the east shore of Doris Lake and west-facing strata on the west shore of Doris Lake. Figure 6 presents the property geology in the Wolverine through Doris area, taking in the Madrid Deposit Area.
Structural Geology
The dominant structure in the area is a tight to isoclinal antiform structure (Figure 7). The fold axis strikes approximately north-south and is doubly plunging. The antiform plunges shallowly to the north around the Doris deposit, and shallowly to the south at the south end of Doris Lake. The antiform axial plane is slightly inclined with an east vergence. The antiform is mapped based on younging directions from gas cavities in the pillowed Mg tholeiitic basalts. The Fe tholeiites only rarely contain gas cavities and their younging direction is inferred from adjacent Mg tholeiites.
Late brittle faults are recognized in outcrop as distinct brittle breaks, which have been preferentially weathered. These typically are less then one metre across but can be traced for over one kilometre. In several cases, stratigraphic offsets up to 5 m are recognized across these structures with a consistent apparent sinistral displacement. These structures offset the mineralization and three distinct faults are mapped and inferred in drill core; the Lakeshore Fault, the Glacier Fault and the Valley Fault. Interpreted displacements for all of these faults include left-lateral and north-side down movement. A constructed geometric model indicated that a maximum displacement of 20 m in either sense (lateral/throw) was required to give the map offsets observed on the Lakeshore Fault. These faults do not cross-cut or offset the Franklin diabase.
Lithologies
A summary of the local geology is given below. Figure 8 is a generalized stratigraphic column for the Doris area.

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Lithologies
Proterozoic diabase
Late, post-volcanic intrusions
Early, syn-volcanic intrusions, subvolcanic intrusion into the Windy felsic volcanic rocks
Early, syn-volcanic intrusions, Wolverine porphyry
Early, syn-volcanic sedimentary rocks
Felsic metavolcanic rocks, coherent facies
Felsic metavolcanic rocks, clastic facies
Mafic metavolcanic rocks, magnesium tholeiites, non-variolitic
Mafic metavolcanic rocks, magnesium tholeiites, variolitic
Mafic metavolcanic rocks, iron tholeiites, non-variolitic
Mafic metavolcanic rocks, iron tholeiites, variolitic
Mafic metavolcanic rock
Lithologic contacts, observed, interpreted
Doris North Deposit
Doris Central Deposit
Windy Camp
Naartok Deposits
Suluk Deposit
0 1 km

Figure 6.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Property Geology - Wolverine-Doris Corridor

Lithologies 11Proterozoic diabase 10Late, post-volcanic intrusions Early, syn-volcanic intrusions, subvolcanic intrusion 8 into the Windy felsic volcanic rocks 8Early, syn-volcanic intrusions, Wolverine porphyry 5Early, syn-volcanic sedimentary rocks 4Felsic metavolcanic rocks, coherent facies 4Felsic metavolcanic rocks, clastic facies 1Mafic metavolcanic rocks, magnesium tholeiites, non-variolitic 1Mafic metavolcanic rocks, magnesium tholeiites, variolitic 1Mafic metavolcanic rocks, iron tholeiites, non-variolitic 1Mafic metavolcanic rocks, iron tholeiites, variolitic 1Mafic metavolcanic rock Lithologic contacts, observed, interpreted
Figure 6. Miramar Mining Corporation Hope Bay Project Nunavut, Canada Property Geology — Wolverine-Doris Corridor

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Figure 7. Schematic Cross Section – Doris North Deposit
Diabase: cuts all units Windy Group : Mafic to felsic cycle; mafic rocks are ‘regular’ Hope Bay basalts Intermediate to mafic dykes; locally focus strain Fe-Ti Fe Tholeiites : Patch Group rocks; pillowed to massive units locally with varioles Tholeiites : ‘Regular” Hope Bay basalts; massive to pillowed flows; local gabbroic textured massive flows Weakly mineralized zones on surface and in core Fe tholeiites : pillowed, variolitic, locally massive, and flow breccias local interflow sediments (argillites) Mg tholeiites : pillowed, locally massive, good pillow shelves for facing directions West Valley Wall veining Fe tholeiites : pillowed, locally massive, and flow breccias Central vein, Lakeshore Vein, Hinge Mg tholeiites : massive to pillowed — “CORE UNIT”
Figure 8. Generalized Stratigraphic Column of the Doris area

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Several distinct suites of mafic volcanic rocks are recognized in the Doris area and are broadly divisible into Mg and Fe tholeiites. The Mg and Fe tholeiite distinction is based on the existing lithogeochemical database, however, the chemically distinct units were field located and visual descriptors for each unit were developed. Additionally, the Fe tholeiites can contain elevated TiO2 values and all rock units can be broken into subunits based on the presence or absence of varioles, amygdules and magnetism (Carpenter and Quang, 2003).
7.2.4 MADRID AREA
The Madrid Deposit Area and Madrid trend corridor is a belt of prospective lithologies and favourable gold mineralization located within the northern portion of the Hope Bay Volcanic Belt. The Madrid Deposit Area is host to the Naartok, Rand, and Suluk resources while the Madrid trend hosts the Rand Spur, Marianas, Patch 7 and Patch 14 zones. The rocks within this corridor are predominantly a north-south striking package of mafic volcanics, comprising a sequence of Fe-Ti Tholeiites, Mg Tholeiites, komatiitic basalts, synvolcanic to late gabbro and ultramafic rocks.
Gold mineralization in this corridor is most commonly associated with the high Fe-Ti tholeiites and is structurally controlled by a large-scale zone of deformation referred to as the Deformation Zone (“DEFZ”). The DEFZ trends north-south from its southern extent at the Nexus area (south of Patch Lake) through to the northern portion of Patch Lake, where the DEFZ then sharply changes orientation to an east-west trend across to Windy Lake.
Structural Geology
Ductile strain is largely represented in the Madrid area by the main strain corridor of the DEFZ and its splays, as well as within local zones of moderate to high strain (outside of the DEFZ). Intensity of the ductile strain increases towards the DEFZ where mafic volcanic rocks begin to exhibit pervasive intense foliation and locally show mylonitic textures. Splays off of the DEFZ preferentially develop along volcanic-sediment horizons, possibly related to the large competency contrast between massive flows and argillite-volcaniclastic layers. It is clear in both section and plan views that the DEFZ is not a single planar structure, but a complicated anastomosing feature with several splays and local pinch-and-swell textures.
Brittle and brittle/ductile structures are being recognised as drilling density increases in the Madrid area. Apparent discontinuities in alteration, mineralization and lithological units

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generally define a set of NW trending steep structures in the Naartok area and a structure partially defining the footwall contact of the Naartok East mineralised horizon.
Lithologies
Rocks of the Naartok to Suluk Zones are classified based on textural and lithogeochemical similarities. The general stratigraphy of the northern Madrid area (Naartok West to Suluk) is composed of three major volcanic packages: the Wolverine Group (C-type rocks), the Patch Group (A-type rocks), and a C-type tholeiitic andesite (P.G.P). Stratigraphy from Naartok West includes a moderately to steeply westerly dipping package of intercalated C-type and A-type basalts and interflow sediments. At Naartok East the stratigraphy comprises a moderately westerly dipping package of intercalated C-type and A-type basalts and interflow sediments (Figure 9). The Suluk stratigraphy is similar to the other areas of Madrid.
The three major volcanic groups are distinguished primarily based on whole rock (“WR”) geochemistry and Inductively Coupled Plasma (“ICP”) trace-element geochemistry. Other factors such as volcanic textures (variolites, flow breccias), the presence of interflow sediments, volcaniclastics, and magnetically susceptible units within the Patch Group have also been used to distinguish it from the Wolverine basalt and the “pale green pillows.” The Wolverine and Patch Group contacts have a NNE strike within the Naartok area, extending from the DEFZ. These contacts are interpreted through sub-surface and surface data and appear to terminate at a NW-SE trending inferred fault, only to reappear further to the east, just north of the Rand area, as an apparent right lateral offset. The apparent thickness of all units is variable and displacement has yet to be determined.
Wolverine Group (C-type)
The Wolverine volcanic suite (“WOLV”) is separated into north and south components by the DEFZ. The rocks of the Wolverine Group south of the DEFZ comprise a series of distinctive C-type pillowed flows which are in gradational contact with intercalated aphanitic to massive to amygdaloidal basalt flows that also represent normal tholeiites. They demonstrate weak to moderate strain and have a predominantly chlorite-calcite alteration assemblage.
North of the DEFZ, the Wolverine volcanic suite is composed of a series of coalesced variolitic pillowed flows and subordinate flow breccias. The suite exhibits weak to moderate

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Lithologies
Diabase, inferred Franklin age
Felsic to intermediate intrusive rocks, likely synvolcanic
Felsic-intermediate volcanic rocks
Massive meta-diabase
A-type volcanic rocks
Variolitic C-type volcanic rocks
Nonvariolitic C-type volcanic rocks
7551500 mN
7551000 mN
7550500 mN
7550000 mN
433000 mE
Rand North
Naartok East
Rand South
Naartok West
Suluk

Figure 9.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

General Geology of the Madrid Area

Figure39. Miramar3Mining3Corporation Hope3Bay3Project Nunavut,3Canada General3Geology3of3the3Madrid Area

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strain and is overprinted by a predominantly chlorite-calcite alteration assemblage. The suite may also be locally unstrained to strongly strained and strongly (sericite-dolomite) altered. The normal tholeiitic (C-type) geochemistry is verified through WR geochemistry.
C-type Pillows with Argillite Matrix
The C-type pillowed basalt with argillite matrix is visually identical to an A-type equivalent. C-type varieties are found within the hanging wall relative to their A-type equivalent at Naartok West.
Textural differences (i.e., harrisitic texture in A-type variety) are sometimes recognizable and when present can be applied to distinguish the two geochemically distinctive volcanic packages.
The most effective method for elucidating the boundaries of the C- and A-type volcanic packages is WR geochemical analyses across a suite of these pillow-sediment units.
Deformation Zone
The DEFZ is an east-west trending (from Naartok West to Suluk) to north-south trending (from Suluk to South Patch Lake) corridor of intense strain and alteration. The DEFZ presents as the contact between the Wolverine and Patch Groups near the western shore of Patch Lake and through the east-west oriented valley between Windy and Patch Lakes.
Four lithologies have been truncated and entrained in this high strain-alteration zone: the Wolverine volcanics, Wolverine porphyry (quartz-feldspar phyric porphyry), argillaceous sedimentary rocks and Patch Group A-type volcanics. The proportions of these components vary from hole to hole but overall the DEFZ consists primarily of basalt of the Wolverine volcanic suite.
The volcanic rocks of the DEFZ are defined as strongly foliated (schistose) with domains of dolomite (grey) and mm-width bands of sericite (straw yellow to pale green) defining the foliation. Within the DEFZ the Wolverine porphyry occurs as salmon pink to beige coloured segregations, which are also affected by and demonstrate the pervasive foliation.

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Patch Group (A-type)
The Patch Group volcanic suite is composed of a series of flows which grade from aphanitic-massive basal flows, to pillowed flows exhibiting poorly formed, small, rubbly pillows, to flow top breccias, capped by argillaceous interflow sediments. Gabbroic intrusive phases are rarely present, and where present are found near the bottom of flows. Some of the flows to the east are variolitic and their occurrence is correlated with that of ultramafics and “melanocratic” basalts. Patch Group volcanics are characteristically A-type volcanics with rare horizons of B-type. At Suluk, variolitic phases are olive green, fine-grained chloritized basalt with discontinuous variolitic texture; variolites are ovoid to round and are typically less than a few centimetres in size, but are generally larger than varioles seen in the Wolverine basalts.

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8. DEPOSIT TYPES
The Hope Bay Deposits are classified as Archean lode gold-type, associated with large-scale regional structures. They are similar to deposits found in the prolific Abitibi Belt of the Superior Province of Ontario and Quebec, in particular those found along the Destor-Porcupine Fault Zone and the Cadillac-Larder Lake Break, where over 150 million ounces of gold have been produced since the early 1900s.
Gold deposits in the Hope Bay Project area display regional variations in structural and stratigraphic setting and associated mineralogy, and are subdivided into four types, as follows:
•	Large carbonate (±sericite) alteration zones containing auriferous quartz and quartz-carbonate veins, such as the Boston and Doris Deposits and the South Patch zone;

•	Large alteration zones within iron rich basalts containing wide areas of pyritized, silicified and albitized rock such as the Naartok, Suluk and Rand zones, and other potential zones/deposits within the Madrid trend;

•	Gold in quartz-carbonate veins hosted in narrow zones along and/or cross cutting the contact between granitic and volcanic rocks; and

•	Gold (+Ag) mineralization hosted by felsic volcanic rocks, such as the Chicago occurrence about 15 km southwest of the Boston deposit and the QSP area in the central portion of the property.

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9. MINERALIZATION
9.1 BOSTON DEPOSIT
Gold mineralization at the Boston deposit is present in sub-vertical horizons of extensive hydrothermal alteration within a large iron-rich carbonate-altered shear zone. Organic carbon/graphite is a common component of the Boston mineralized system. Gold occurs within and around structurally controlled quartz-carbonate veins, which have been developed along lithologic contacts. Gold is associated with sulphide mineralization, mainly as clots of pyrite within the veins as well as in the wallrocks. Three major zones of gold mineralization have been identified. These are the B2, B3 and B4 Zones. Each zone extends over 1 km in length and is composed of numerous narrow quartz-carbonate veins with disseminated pyrite. The veins are 5 cm to 3 m in width and of variable lengths, within a 10 m to 40 m wide mineralized zone.
During the past year Miramar has reinterpreted the geology of the Boston area based on lithogeochemical data and detailed lithologic logging of recent deep diamond drilling, which tested the down plunge extensions of the mineralized shoots of the B2 Zone. Miramar now interprets that the various mineralized veins at Boston define the area near the hinge of a fold, with the B2 Zone on one limb, the B3 Zone in the core and the B4 Zone on the other limb, as illustrated by the schematic cross section (Figure 10). Figure 11 presents a longitudinal section for Boston.
B2 Zone
The B2 Zone is the most extensive mineralized unit of the Boston deposit. It has been drill tested to 1,000 m vertical and contains approximately 75% of the total Mineral Resources at Boston. It is characterized by a series of parallel, en-echelon quartz-carbonate veins along the contact between basaltic and sedimentary rocks. Individual veins are 20 cm to 3 m wide, extend up to 70 m along strike and are tightly folded about a fold axis plunging due south (McElroy, 1997a). Previously, the B2 Zone had been subdivided into three segments (panels), namely B2 North, B2 Central and B2 South.
Miramar underground in-fill drilling on a nominal 10 m x 15 m grid pattern defined a high-grade zone in the central portion of the zone. The B2 Zone has been subdivided into five sub-

Watts, Griffis and McOuat

W
E
800E
900E
1000E
1100E
1200E
1300E
1400E
1500E
4000m
3900m
3800m
3700m
3600m
3500m
3200m
3100m
3000m
2900m
B2 Zone
B3 Zone
B4 Zone
Limits of Underground Drill Intersections
Limits of HBJV Detailed Resource Modelling
? ? ? ? ?
Miramar Mining
Boston Deep Drilling
Section 12400N
December 2, 2003
Mineralized Lenses
Mafic Volcanics & Intrusives
Turbidites
Alteration
2003 Drill Holes
Mineralized zones
Projected 200 m North
B3 Zone
B2 Zone
S03-293W2
S03-293
Alteration
S03-296

Figure 10.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Schematic Cross Section - Boston Deposit

Watts, Griffis and McOuat Hope Bay Project Figure 1. Miramar Mining Corporation Hope Bay Project Nunavut, Canada Property Location

Watts, Griffis and McOuat

11500 N
12000 N
12500 N
13000 N
Ramp
4000m
3800m
3600m
3400m
3200m
3000m
2800m
2600m
319
321A
306
322
308A
309
313
316
317
314
302
304
323
312
311
324
325
326
318
319
321A
310
320
315
303
301W2
300W
310
301
301W1
297
298
301
Fold Hinge
0
400
metres
Boston
Vertical Longitudinal, Looking NW
October 12, 2004
Drilling pierce points (pre 2004)
Completed Pierce Points
Resource Definition
Directional Drilling
Deep Drilling
Trace of hole between intercepts
All holes have prefix "SO4-"
16.2/9.5 Au g/t / m Core Length
Sediments
Mafic Volcanics and Intrusives

Figure 11.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Longitudinal Section - Boston Deposit

Ramp 4000m 321A 319 3800m 306 309316 322 308A313 314317 302 304 323 312311 3600m 318 324 319 321A 325 326 Boston310320Vertical Longitudinal, Looking NW October 12, 2004 3400m315 Drilling pierce points (pre 2004) 303 Completed Pierce Points 301W2 Resource Definition 300W310 Directional Drilling 3200m301Deep Drilling 297 301W1 Trace of hole between intercepts 298 All holes have prefix “SO4-” 3000m16.2/9.5 Au g/t / m Core Length 301 Sediments Mafic Volcanics and Intrusives 2800mFigure 11. Miramar Mining Corporation Hope Bay Project 2600mNunavut, Canada 0400 Longitudinal Section — Boston Deposit metres

Watts, Griffis and McOuat
zones. These are the 200, 210, 220, 240 and 260 lenses. These lenses extend 50 m to 70 m along strike and have been traced for approximately 300 m vertically. Mineralized intersections (of uncut gold values) range from 5.76 g Au/t over 2.2 m in Hole B348 to 277 g Au/t over 1.2 m in Hole B360. Mineralized intersections are often higher than 15 g Au/t over 2 m, including a wide intersection of 40.37 g Au/t over 23.12 m in Hole B270.
B3 Zone
Gold mineralization within the B3 Zone is present in an altered zone parallel to the B2 Zone, but is more erratic in size and shape than the B2 Zone. B3 comprises a stockwork of quartz-carbonate veins within basaltic rocks near the contact with ultramafic rocks. Mineralized intervals are marked by intense quartz-carbonate alteration – as veins associated with pyrite mineralization – and they occur in boudinaged lenses. Consequently, individual veins are irregular, up to 1 m wide and appear to have shorter strike lengths than the quartz-carbonate veins of the B2 horizon (McElroy, 1994 and 1997b). Nevertheless, based on 2000 drilling, this zone is interpreted to consist of six subzones. These are the 300, 310, 320, 330, 340 and 360 lenses.
B4 Zone
Gold mineralization within the B4 Zone is present at or near the contact between basaltic rocks to the west and sedimentary rocks to the east, some 100 m east of the B3 Zone. To date, only a limited amount of diamond drilling has tested this zone and the mode of mineralization is not yet well understood. The over-all structure of the Boston area, however, has been reinterpreted, as mentioned before and discussed in Section 7.2.2.
Table 2 presents several representative mineralized intersections from the Boston deposit. True lengths are generally 75% of core length.
TABLE 2
BOSTON DEPOSIT — REPRESENTATIVE MINERALIZED INTERSECTIONS

		Intercept			Assay
		From	To	Core Length	Au
Drillhole	Zone/Lens	(m)	(m)	(m)	(g/t)

S04-325	B2	521.5	525.2	3.7	20.7
S04-304	B2	410.6	417.2	6.6	21.7
S04-309	B2	374.4	386.4	12.4	9.3
S04-325	B3	387.7	391.2	3.5	10.7
S04-326	B3	370.0	373.6	3.6	6.5

Watts, Griffis and McOuat
9.2 DORIS DEPOSIT
9.2.1 GENERAL
The overall Doris (Lakeshore Vein) system comprises several sub-parallel veins traced for more than 5,000 m along strike and extending to depths of up to 400 m below the surface. Although mineralized throughout its extent, presently only two areas of concentrated gold mineralization have been defined and they are referred to as Doris North and Doris central. The Doris North resource area includes, from north to south, the Hinge Zone and the Connector Zone. The Doris central resource is located approximately 1 km south of the Doris Hinge Zone and is comprised of the Doris central and Stringer Zones. Additional mineralized veins are located west of and east of the main Lakeshore Vein system; these are known as West Valley Wall Veins and the Island Veins. The host rocks are basalts and lesser gabbros, which are variably carbonate (dolomite) altered and deformed. Little work has been completed on these narrower, more discontinuous structures.
Throughout the Doris Deposits and surrounding veins, visible gold is present with the highest gold grades within stylolitic, bull quartz veins. Coarse flecks of gold, locally with pyrite and occasionally with tourmaline, occur within discrete green-yellow, micaceous stylolites. Free gold grains also occur within bull quartz, preferentially near vein contacts and along discrete fractures. Sulphide content in the veins is typically low and averages less than 2% pyrite. Rare chalcopyrite is present locally. Grey- and chocolate-coloured sphalerite occurs locally with high-grade gold mineralization. Within the carbonate/paragonite altered shear zones, unmineralized fibrous quartz-dolomite ± tourmaline knots occur up to 10 cm across. Their irregular morphology suggests significant late stretching.
9.2.2 DORIS NORTH ZONE
The Doris North Zone extends from section 14025N to 15800N, a distance of some 1,775 m including the area about 450 m north of the northern end of Doris Lake called the Hinge Zone. The mineralization in the southern 550 m is referred to as the Connector Zone.

Watts, Griffis and McOuat
Hinge Zone
The Hinge Zone includes that portion of Doris North where the Central Vein and the Lakeshore Vein are joined at the crest of the isoclinal fold, as described and illustrated in Figure 7 above. The 2000 drilling was done to confirm the presence of the Hinge Zone, and the 2002 infill drilling focused on the delineation of the zone along sections spaced 12.5 m apart with drill intercepts every 10 m vertically. Results of the 2002 drilling demonstrated that the morphology of the folded quartz vein is more complex than the earlier interpretation. Based on these results, the Hinge Zone is interpreted to comprise three geologic domains. The southern two domains are separated from the northern domain by a left-lateral northwest trending brittle fault, named the Glacier Fault, with about 5 m of displacement. Another northwest trending fault, the Valley Fault, cuts the Hinge Zone at its northern end. The northern fault block is significantly thinner than the southern block. Gold grades increase toward the northern extremity of the zone. Generally the best gold grades occur within the central vein limb, and on the Central vein side of the Hinge crest. Contact metamorphism is present due to the proximity of a diabase sill, and remobilization of gold is considered to have contributed to the increased gold grades in this portion of the zone. Strong, pervasive magnetite and chlorite alteration overprints all rocks, with local fracture fillings in the quartz.
Multiple vein-bearing subparallel structures, referred to as the West Valley Wall veins, occur to the west of the Hinge. They generally strike north-south and dip about 60º to the west. The West Valley Wall alteration envelopes are generally three to four metres in width, with variable and generally weak quartz ± carbonate veining. Gold values are generally low, but anomalous.
Table 3 presents several representative mineralized intersections from the Doris North Zone. Hinge Zone true width is approximately 70-75% of core length for the limbs and approximately 95% for the immediate hinge area itself.
TABLE 3
DORIS NORTH ZONE — REPRESENTATIVE MINERALIZED INTERSECTIONS

		Intercept			Assay
		From	To	Core Length	Au
Drillhole	Zone/Lens	(m)	(m)	(m)	(g/t)

02TDD438	Central	78.9	82.7	3.8	11.2
02TDD438	Lakeshore	95.8	110.6	4.8	24.2
02TDD493	Hinge	53.2	57.6	4.4	45.4
02TDD489	Hinge	48.0	51.0	3.0	24.8

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Connector Zone
Multiple phases of quartz ± carbonate veining associated with various episodes of alteration and strain occur at Doris, although only one appears to be associated with gold mineralization. At the Connector Zone, the best mineralization occurs within the C2 structure. The C2 occurs at the same stratigraphic position as the Central vein of the Hinge Zone to the north, but they are separate and distinct structures. This stratigraphic position occurs at the western contact of the core and Fe-rich basalt. Near 15075N there is an overlap between the Central vein and C2 vein. The C2 vein ranges from 1 to 10 m in width, averaging about 4 m. From north to south at the Connector zone, the C2 structure widens from a narrow discrete structure into a shear zone often exceeding 20 m in width at shallower levels. It is typified by 10 to 80% quartz veining, of varying age and composition. The C2 structure grades southward into the Stringer Zone at Doris central, which displays an identical style of mineralization. Gold is evenly distributed throughout C2, generally as free-milling grains. It is associated with 2-3% coarse-grained pyrite and traces of sphalerite and chalcopyrite in the highest grade zones. The size and grade of the C2 structure decreases significantly below the –120 m level in the Connector Zone area, although some high-grades have been intercepted to the north of 14550N within the C2 vein.
The Lakeshore Vein varies significantly in thickness at the Connector Zone, ranging from 1 to over 23 m. This variation occurs irregularly along both strike and dip. The vein itself is typified by bull quartz with irregular tourmaline septa, and commonly encapsulates strongly carbonate and sericite altered wall-rock fragments. Dolomite/sericite alteration occurs as 3-4 m wide selvages to the vein. Gold mineralization is associated with 1-5% pyrite, with the highest grades occurring as free-milling grains in quartz, often associated with narrow, light yellow-green sericite partings. Highest grades occur along the hanging wall contact.
Multiple subparallel structures, referred to as the West Valley Wall set of shears, occur to the west of the C2 vein. They generally strike north-south and dip about 60º to the west. The West Valley Wall shears are generally three to four metres in width, with variable and generally weak quartz ± carbonate veining. Gold values are generally low, but anomalous. It is interpreted that the high-grade subhorizontal shoot at the Connector zone is a result of the intersection between one of the easternmost West Valley Wall shears and the C2 vein. An alternate interpretation suggests that a late sill that follows an older structure may control mineralization.

Watts, Griffis and McOuat
9.2.3 DORIS CENTRAL ZONE
The Doris Central Zone lies approximately 1.2 km south of Doris North. Two styles of mineralization have been identified, the Lakeshore Vein and the Stringer Zone. The Stringer Zone lies up to 15 m west of but locally merges with the Lakeshore Vein. The Stringer Zone typically is a zone of veining in dolomite/sericite-altered basalts. Vein percentage in the Stringer Zone varies from 20 to 75%, although locally the zone can appear as a massive quartz vein. Vein size varies from centimetre to metre-scale veins. The Lakeshore Vein is typically a massive quartz vein, but occasionally can appear as a zone of veining typical of the Stringer Zone. In both zones, the presence of fine- to medium-grained subhedral to anhedral pyrite with the black stylolites is a good indicator of gold. The highest gold grades occur within stylolitic, bull quartz veins. Free gold grains also occur within cherty grey quartz, preferentially near vein contacts and along discrete fractures. Sulphide content in the veins is typically low and averages less than 2% pyrite. Rare chalcopyrite is locally zoned adjacent to strong gold mineralization. Grey- and chocolate-coloured sphalerite occurs locally with high-grade gold mineralization. Geological continuity is good, with variable, often high-grade gold intersections.
Table 4 presents several representative mineralized intersections from the Doris Central Zone. True lengths are generally 70% of core length.
TABLE 4
DORIS CENTRAL ZONE — REPRESENTATIVE MINERALIZED INTERSECTIONS

		Intercept			Assay
		From	To	Core Length	Au
Drillhole	Zone/Lens	(m)	(m)	(m)	(g/t)

05TDD589	Stringer	195.3	195.9	0.6	165.8
05TDD589	Stringer	204.5	215.6	11.1	9.2
05TDD589	Lakeshore	218.0	222.3	4.3	14.0
05TDD582	Lakeshore	248.0	255.7	7.7	25.1
05TDD586	Stringer	264.5	276.8	12.3	3.0
05TDD586	Lakeshore	291.6	292.8	1.2	15.9

Watts, Griffis and McOuat
9.3 MADRID DEPOSIT AREA
9.3.1 GENERAL
Gold mineralization at the Madrid area is hosted by sericitic and iron-carbonate altered iron and titanium rich basaltic rocks, and less commonly by gabbro, ultramafic rocks and interlayered argillaceous sedimentary rocks. Alteration minerals are albite, dolomite and quartz. Unlike the Doris Deposit, gold mineralization in the Madrid area is characterized by multistage brecciation and alteration with at least two separate gold mineralization events. Gold occurs within north-northeast, east, southeast and north-northwest trending brecciated and carbonate altered zones, and is associated with disseminated pyrite, which replaces brecciated mafic fragments. The deposit area comprises the Naartok West, Naartok East, Rand, Spur and Suluk Zones, all controlled by the DEFZ as described in Section 7 above.
The Madrid system consists of numerous bifurcating and/or intersecting zones of hydrothermal alteration and mineralization that develop in predicTable lithological settings and within proximity to the DEFZ. Mineralization is associated with pervasive alteration, which remains poorly understood, however, although the hydrothermal alteration assemblages are slightly variable with different mineralization horizons (i.e., Naartok West, Naartok East, Suluk) and host rocks, they are essentially represented by dolomite/ankerite, sericite/paragonite, silica, albite, hematite, and pyrite. An ongoing study to characterize the alteration in these areas began in 2005 to better understand the alteration processes and fluids associated with gold mineralization. The lenses reviewed in the study include the A1 lens, which is the main mineralized lens of Naartok East, the highly silicified Naartok West Z lens, and the Ye lens, which bridges the gap between these lenses (and which also may be an extension of the Naartok West Y lens). Lenses from the Rand and Suluk areas were also examined. More detailed descriptions of the main lenses are presented below.
The average composition for each of the zones was found to be fairly similar. For example, in the Madrid area, the most noTable difference is that the A1 lens has more sulphides than Z or Ye. In addition, the A1 lens demonstrates a much higher W content. These high W values may reflect a true geochemical difference or instead may reflect a discrepancy between different analytical laboratories, as the data for the A1 lens were obtained from BHP drill core assay results and may not be comparable to the ICP data for the other lenses, which were obtained by Miramar.

Watts, Griffis and McOuat
A modified Spider diagram was devised in order to provide a clear visual representation to highlight the differences between the geochemical signatures of each lens. For this diagram, the elemental averages from each resource lens were normalized to the composition of typical unaltered volcanic rocks. The unaltered compositions were taken from a general basaltic average, providing a level basis for inter-element comparison between the different zones.
The normalized data for each of the four areas (Naartok East, Naartok West, Rand and Suluk) display very similar trends. Each area shows strong enrichments in Au and As and lesser enrichments in Ag, S, Cu, Mo. There is essentially no difference in Zn, Mo, Pb and Ba. Some areas show elevated Ni, Co, and Cr, but these enrichments are likely a result of their association with basalts that have a primary enrichment in these elements compared to the normalizing basalt.
The most pronounced differences between the four areas are manifested in Hg and W. Naartok East, Rand and Suluk demonstrate significant enrichments in W and Hg, whereas Naartok West does not have a significant enrichment in W and Hg. This relationship suggests that the Naartok West area may represent a slightly different mineralized system.
The main zones of the Madrid area and the mineralized lenses are described below.
9.3.2 NAARTOK WEST ZONE – Y & Z LENSES
The Naartok West Zone consists of two main mineralized lenses, each with a lateral east-west strike length of approximately 350 m, between 433000E and 433350E. These two mineralized lenses have been labelled the Y and Z lenses. The Z lens comprises the lower structural/stratigraphic lens, which sits in the immediate hanging wall of the DEFZ. The Y lens lies within the hanging wall of the Z lens. In general, the Y lens is less continuous and is associated with a weaker tenor of mineralization.
The Z lens lithology is very distinctive in the core as it exhibits a cryptocrystalline texture, resulting from strong silicification and albitization. All primary volcanic textures are obliterated. Visually, the Z lens is translucent grey to brown to white in colour and has a “dirty-looking” appearance likely due to fine grained disseminated sulphides and gold. Gold-

Watts, Griffis and McOuat
bearing quartz ± carbonate veins at or near the hanging wall contact with the DEFZ are commonly associated with the lens.
The Y lens is defined as a zone of strongly altered brecciated basalt with a common but variable sedimentary component. The lens is characterized by strong sericite-paragonite and iron carbonate alteration, with mm to cm scale quartz veins. Overprinting these veins are secondary quartz-dolomite veins that form a “crackle breccia” texture, which is associated with this zone. Visible gold is commonly observed within the narrow quartz–dolomite veinlets and within an earlier veining phase. Pyrite content is variable and is positively correlated with gold mineralization. Pyrite is commonly observed as fine-grained disseminations within the basalt, to subeuhedral and medium grained within the quartz veining. Larger (<1 m) gold-bearing white quartz veins are also associated with the Y lens.
Figure 12 shows a longitudinal section of Naartok West.
Table 5 presents several representative mineralized intersections from the Naartok West Zone. True lengths are generally 80% of core length.
TABLE 5
NAARTOK WEST ZONE — REPRESENTATIVE MINERALIZED INTERSECTIONS

		Intercept			Assay
		From	To	Core Length	Au
Drillhole	Zone/Lens	(m)	(m)	(m)	(g/t)

04PMD265	Y	328.0	350.0	22.0	10.0
04PMD265	Z	355.2	371.0	15.8	3.5
05PMD291	Y	77.1	91.7	14.6	3.1
05PMD291	Z	117.4	135	17.7	7.2
9.3.2 NAARTOK EAST ZONE – A1 & YE LENSES
The Naartok East A1 and Ye lenses have a NNE strike with a moderate NW dip and are located approximately between 433350E and 433600E. Both lenses are very similar with only a few visually noTable differences.
The A1 lens, formerly known as the Perrin zone, is a distinctive zone of strong alteration, brecciation and sulphidation. The zone has strong sericite-paragonite and dolomite alteration with local silicification and albitization. As in the Naartok West Zone, mineralization occurs

Watts, Griffis and McOuat

W
E
433600E
433800E
97PMD056
97PMD052
96PMD024
97PMD070
97PMD075
2.2g/t over 13.26m
2.9g/t over 15.16m
7.9g/t over 17.90m
3.4g/t over 19.46m
2.5g/t over 15.17m
0m
-100m
?
?
0
50 m
Miramar
Hope Bay Ltd.
Naartok East
Vertical Section 565
Tholeiitic Basalt
-Coalesced varioles
Fe-Rich Tholeiitic Basalt
-flows and breccias +/- small varioles
Fe-Rich Tholeiitic Basalt
-Large diffuse varioles
Mineralized Zone
Fault
Mineralization
Drill Hole and Trace

Figure 13.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Schematic Cross Section - Naartok East Zone

Tholeiitic Basalt Mineralized Zone -Coalesced varioles Figure 13. Fe-Rich Tholeiitic BasaltFaultDrill Hole Miramar-flows and breccias +/- small variolesand TraceMiramar Mining Corporation Hope Bay Ltd. Fe-Rich Tholeiitic BasaltMineralization Naartok EastHope Bay Project -Large diffuse varioles Vertical Section 565 Nunavut, Canada Schematic Cross Section — Naartok East Zone

Watts, Griffis and McOuat
in moderately to strongly brecciated rocks. The brecciated volcanic clasts exhibit a moderate to strong sericite-dolomite alteration ± albite ± silica within a strongly dolomitic matrix. Generally the upper portion of the zone is hosted in an altered and brecciated variolitic volcanic unit, grading downwards into a weak to moderately strained non-variolitic suite of moderate to strong “crackle breccia” textured basalt that has heavily disseminated fine-gained pyrite (usually 5–25%) and local associated siliceous zones. The lens is commonly bounded on the footwall side by strongly silicified argillite, which also represents a possible structure. The argillite is in turn underlain by dark green ultramafics and flow breccias. Visible gold is rare, however, it has been observed within the small mm to cm scale silica ± albite ± dolomite veins. The overall gold tenor for the A1 lens is lower than for the other zones at Naartok.
The Ye lens is the most recently discovered mineralized zone of the Naartok system. This lens is almost identical to its counterpart, the A1 lens. The noTable exception is that the Ye lens is approximately 75 to 100 m vertically lower, which is possibly related to a fault offset. The Ye lens is observed in drill core to be moderately to strongly brecciated, with a higher silica-albite component. Gold grades are significantly higher than in the A1 lens, however, on the whole, the alteration assemblages and primary host rocks are very similar between the Ye and A1 lenses. Another distinctive feature of the Ye lens is the stronger hematite content in comparison to the A1 lens. This hematite alteration forms a strong salmon-pink colouration. The footwall to the Ye lens comprises weakly strained, massive and commonly fuchsitic basalt.
Figures 13 and 14 present a schematic cross section and a longitudinal section of Naartok East respectively.
Table 6 presents several representative mineralized intersections from the Naartok East Zone. True lengths are generally 90% of core length.
TABLE 6
NAARTOK EAST ZONE — REPRESENTATIVE MINERALIZED INTERSECTIONS

		Intercept			Assay
		From	To	Core Length	Au
Drillhole	Zone/Lens	(m)	(m)	(m)	(g/t)

05PMD353	Ye	400.0	443.0	43.0	2.0
05PMD328	Ye	417.0	489.4	72.4	10.6
05PMD375	Ye	382.0	441.5	59.5	4.2
05PMD368	A1	220.0	276.5	56.5	4.7
05PMD317	A1	192.0	226.0	34.0	2.3

Watts, Griffis and McOuat

W
E
433600E
433800E
97PMD056
97PMD052
96PMD024
97PMD070
97PMD075
2.2g/t over 13.26m
2.9g/t over 15.16m
7.9g/t over 17.90m
3.4g/t over 19.46m
2.5g/t over 15.17m
0m
-100m
?
?
0
50 m
Miramar
Hope Bay Ltd.
Naartok East
Vertical Section 565
Tholeiitic Basalt
-Coalesced varioles
Fe-Rich Tholeiitic Basalt
-flows and breccias +/- small varioles
Fe-Rich Tholeiitic Basalt
-Large diffuse varioles
Mineralized Zone
Fault
Drill Hole and Trace
Mineralization
Figure 13.
Miramar Mining Corporation
Hope Bay Project
Nunavut, Canada
Schematic Cross Section - Naartok East Zone

Tholeiitic Basalt Mineralized Zone -Coalesced varioles Figure 13. Fe-Rich Tholeiitic BasaltFaultDrill Hole Miramar-flows and breccias +/- small variolesand Trace Miramar Mining Corporation Hope Bay Ltd. Fe-Rich Tholeiitic BasaltMineralization Naartok EastHope Bay Project -Large diffuse varioles Vertical Section 565 Nunavut, Canada Schematic Cross Section — Naartok East Zone

Watts, Griffis and McOuat

0m
100m
200m
300m
301
305
307
310
341
340
314
323
318
349
302
309
306
313
325
329
327
360
319
322
366
379
317
334
372
332
365
331
326A
315
369
333
368
362
304
320
330
324
378
336
371
328
370
343
353
377
354A
375
376
363
342A
367
364A
374
0m
100m
Miramar Hope Bay Ltd.
Naartok East
Longitudinal
2005 Drilling Results
Overburden
Reported Assay's
2005 Pierce Point
Pre-2004 Pierce Point
> 100g/t
50g/t - 100g/t
20g/t - 50g/t
< 20g/t
nil

Figure 14.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Longitudinal Section - Naartok East Zone

341340 301 0m305 307 310314323 318349 325329 302 309 306327360 319 313322366 100m 379 334 372 317332365 331 326A315 333 369 368 362 200m304 320 330 324378 336 371 328370 343 300m 353 377375 354A376 363 342A 367 364A374 0m100m Miramar Hope Bay Ltd. Naartok East Longitudinal 2005 Drilling Results Figure 14. Overburden> 100g/t 50g/t — 100g/t Miramar Mining Corporation Reported Assay’s 20g/t — 50g/t Hope Bay Project 2005 Pierce Point 20g/tz Nunavut, Canada Pre-2004 Pierce PointnilLongitudinal Section — Naartok East Zone

Watts, Griffis and McOuat
9.3.3 RAND ZONE
The Rand Zone is roughly west striking and north dipping and occurs east of the Naartok East Zone. Rand mineralization is hosted within A-type (Fe-Ti) volcanics, gabbros and graphitic argillite rocks, which are weakly to strongly brecciated. The Rand Zone is similar to the Naartok East A1 lens with respect to its moderate to strong sericite/dolomite ± albite ± silica alteration and pyrite percentage. Like the Naartok East Zone, in particular the A1 lens, the Rand Zone is always terminated at a strongly siliceous, and sometimes graphitic, argillite.
Figure 15 shows a longitudinal section of the Rand Zone.
9.3.4 RAND SPUR ZONE
The Rand Spur mineralized area is situated north of the Suluk and Rand Zones and east of the Naartok East Zone. Stratigraphically it sits in a similar position as the Suluk T2 zones, however, is more weakly mineralized. This area has received only limited drill testing.
9.3.5 SULUK ZONE
The Suluk Zone is located southeast of Rand. It is situated adjacent to and east of the DEFZ near the western shore of Patch Lake. Based on 2001 drilling results, the zone was interpreted to consist of two parallel mineralized lenses. Recent compilation, however, suggests a facies change in the host basalts and that the two lenses represent one mineralized zone, with the main zone joining with the upper (and thicker) zone.
By the start of the 2003 program four lenses had been defined in the Suluk area based on linking grade; following recognition of geological controls and stratigraphic re-interpretation along with the results of the 2003 program the lenses were further refined. The lenses were defined by the rock packages that controlled them. The T1 Horizon consists of mineralization immediately adjacent to or within the deformation zone, the T2_HW or west lens consists of pyrite mineralization associated with dolomite/silica/sericite alteration with local wormy sub-centimetre locally hematite-bearing veins. Visible gold sometimes occurs within these veins. The major mineralized lens is the T2_FW or central lens (intersected in 2004 with drillhole 04PMD250). This is a brecciated and silica/sericite/dolomite-flooded mafic volcanic and

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Patch Lake
0m
-100m
-200m
0
100 m
VERTICAL LONG SECTION
7550450 N
>100g/t*m contour
50-100g/t*m contour
20-50g/t*m contour
0-20g/t*m contour
overburden
Below extent of drilling
Pierce Point
433700m
433800m
N

Figure 15.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Longitudinal Section - Rand Zone

Patch Lake 0m -100m -200m 0100 m VERTICAL LONG SECTION 7550450 N >100g/t*m contour Figure 15. 50-100g/t*m contour 20-50g/t*m contourMiramar Mining Corporation 0-20g/t*m contour Hope Bay Project overburdenNunavut, Canada Below extent of drillingLongitudinal Section — Rand Zone Pierce Point

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mixed volcaniclastic zone, with the host rocks replaced by locally up to 40% very fine-grained pyrite. This Fe-Ti tholeiitic flow is bounded by black argillite interflow/intraflow sediments to the west and a visually distinct spilitized flow (P.G.P.) to the east. The easternmost lens is the T3 lens, which is very similar in character to the T2 lenses but is more poorly developed and less explored (intersected in 2004 with drillholes 04PMD244 and 04PMD247). The T3 zone is characterized by numerous flow sequences of variolitic basalt, pillowed basalt, massive basalt and ultramafic rocks sporadically intercalated with moderately to strongly altered volcaniclastic packages with argillaceous material. Minor graphitic argillite lenses are also common within the T3 package of Patch Group volcanic rocks. The zone itself is proximal to the eastern P.G.P. contact, similar to the T2_FW along the western P.G.P. contact, and has mineralized under brittle deformation conditions. The T3 lens is variable in thickness, has moderate to strong sericite/dolomite alteration with weak silica and weak to moderate pyrite mineralization (usually 1-5%). Visible gold is rare.
The Suluk Mineral Resource reported by Miramar at the end of 2002 and reviewed by RPA, was a polygonal based estimation focusing on higher grade mineralization and utilized a 7 g Au/t cutoff grade. The total Inferred Mineral Resource reported was 1,475,000 tonnes grading 12 to 13 g Au/t containing 580,000 ounces. The Suluk resource represented 13% of the total Hope Bay Mineral Resources as of December 31, 2002.
Following the 2003 drilling, a block model was created and reviewed by RPA in January 2004 prior to the Mineral Resource press release of January 2004. The Suluk Mineral Resource was estimated for a range of cutoff grades from 1.0 to 10.0 g Au/t. Miramar used the 5 g Au/t cutoff figure for reporting purposes and reported an Indicated Mineral Resource of 527,000 tonnes grading 8.2 g Au/t containing 138,000 ounces of gold and an additional Inferred Mineral Resource of 3,615,000 tonnes grading 6.3 g Au/t containing 751,000 ounces of gold.
At that time the Suluk Zones were recognized as being part of a continuous system of mineralization and as such were reported as part of the greater Madrid area Mineral Resource. The Suluk portion represented 16% of the total Hope Bay Mineral Resources as of December 31, 2003.
There was no significant drilling at Suluk in 2004 and 2005 and no new or revised Mineral Resource estimations have been made since the initial reporting in January 2004 and review

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at that time by RPA. The Mineral Resource press release made by Miramar in February 2005 reported Suluk resources using a lower cutoff of 2 g Au/t to correspond with that used for reporting the overall Madrid area Mineral Resources. The Suluk Mineral Resource increased to an Indicated Mineral Resource of 1,125,300 tonnes grading 4.2 g Au/t containing 152,500 ounces of gold and an additional Inferred Mineral Resource of 14,559,600 tonnes grading 4.0 g Au/t containing 1,889,600 ounces of gold. The Suluk deposit represents 23% of the total Miramar Hope Bay Mineral Resource as of December 31, 2005.
Figures 16 and 17 present a schematic cross section and a longitudinal section of Suluk respectively.
Table 7 presents several representative mineralized intersections from the Suluk Zone. True lengths are generally 60% to 75% of core length.
TABLE 7
SULUK ZONE — REPRESENTATIVE MINERALIZED INTERSECTIONS

		Intercept			Assay
		From	To	Core Length	Au
Drillhole	Zone/Lens	(m)	(m)	(m)	(g/t)

03PMD225	T2_FW	609.3	643.6	34.3	3.9
03PMD223	T2	424.9	448.5	23.6	2.1
03PMD223	T2_FW	464.0	490.4	26.4	3.5
03PMD209	T2_FW	212.0	264.5	52.5	3.5
9.3.6 PATCH 14 ZONE
Patch 14 is an additional area of defined mineralization in the Madrid trend and is located adjacent to the DEFZ approximately 4 km south of the Suluk Zone. Mineralization is hosted within a zone of moderately to strongly carbonate-sericite altered, mafic volcanics and narrow intermediate porphyry dykes (Wolverine porphyry dykes). This moderately to strongly strained zone is wedged between two wider (+20 m) thick dykes of porphyry. Mineralization occurs as visible gold and disseminated pyrite, hosted within massive bull quartz and quartz-carbonate veins. At least three sub-parallel veins have been identified and exhibit a north-south strike and steep (80º) dip to the west.

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W
E
PMD235A
PMD225
PMD237
PMD238A
PMD166
PMD167
PMD163
PMD156
PMD227
PATCH LAKE
0m
200m
400m
600m
5.7/12.4m
incl. 13.1/ 2.2m
7.1/23.2m
incl. 9.2/11.0m
2.8/26.5m
incl. 22.2/1.1m
4.0/ 24.5m
incl. 16.8/1.5m
11.9/23.1m
incl. 16.4/15.9m
1.9/7.1m
incl. 7/0.5m
4.0/22.5m
incl. 8.2/4.8m
1.1/0.8m
Patch Group Basalt
Wolverine Group Basalt
? ? ?
0 100
metres
Suluk Section 3325A
4.0/22.5m Au g/t/m (true thickness)
Patch Group Basalt
Volcanoclastics, Argillites
Pale Green Pillow Basalt
Wolverine Group Basalt
Deformation Zone
Mineralized Zone

Figure 16.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Schematic Cross Section - Suluk Zone

WPMD235A PMD225 PMD237PMD238APMD163 PMD156 PMD227 E PMD166 PMD167 PATCH3LAKE 0m 5.7/12.4m incl.313.1/32.2m 7.1/23.2m Patch3Group3Basalt incl.39.2/11.0m 200m2.8/26.5m incl.322.2/1.1m 4.0/324.5m incl.316.8/1.5m Suluk3Section33325A 4.0/22.5m Au3g/t/m3(true3thickness) 11.9/23.1mPatch3Group3Basalt incl.316.4/15.9m Volcanoclastics, Argillites Wolverine3Group3Basalt Pale3Green3Pillow3Basalt 400m Wolverine3Group3Basalt 1.9/7.1m Deformation3Zone incl.37/0.5m Mineralized3Zone 4.0/22.5m Watts,3Griffis3and3McOuat incl.38.2/4.8m Figure316. 1.1/0.8m Miramar3Mining3Corporation 600m Hope3Bay3Project Nunavut,3Canada 0 100 ? ? ? Schematic3Cross3Section3-3Suluk3Zone metres

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N
S
Surface
Patch Lake
0m
-50m
-100m
-150m
-200m
-250m
-300m
-350m
-400m
-450m
-500m
-550m
-600m
10-25
25-50
50-75
75-100
+ 100
85
145
140
170
177
174
156
107
106
218
200
222
154
148
101
83
82
153
213
173
163
105
155
209
167
160
169
202
180
203
207A
166
219A
212
164
214
196A
226
223
228
227
225
?
Miramar Hope Bay Ltd.
Suluk Zone, Central Lens
Vertical Longitudinal
Looking NE
As of June 16, 2003
Contoured Grade x Thickness
(g/t x m)
MHBL Drill Hole (2003)
MHBL previously released (2003)
HBJV Drill Hole (2000-02)
BHP Drill Hole (pre-2000)
0
100
metres

Figure 17.

Miramar Mining Corporation

Hope Bay Project

Nunavut, Canada

Longitudinal Section - Suluk Zone

Watt s,3Gr ffis3a d3M Ouat N 3450N 3400N 3350N 3300N 3250N 3200N 3150N 3100N 3050N 3000N S Surface Patch 3Lake 0m 0m 85 140 145 170 10-25 -50m -50m 177 174 106 156 107 218 101 83 200 -100m 82 -100m 222 154 148 25-50 153 75-100 173 163 105 213 -150m 155 -150m +3100 +3100 180 160 202 167 169 203 209 -200m -200m 25-50 207A 166 219A 164 214 212 -250m 250m 1 6A 226 10-25 -300m -300m 228 223 25-50 ? 227 ? 50-75 -350m ?-350m ? ? ? -400m +3100 ? -400m ? Miramar3Hope3Bay3Ltd. -450m 75-100 -450m Suluk3Zone,3Central3Lens Vertical3Longitudinal Looking3NE As3of3June316,32003 225 -500m Contoured3Grade3x3Thickness -500m (g/t3x3m) MHBL Drill3Hole3(2003) MHBL previously3released (2003) -550m HBJV3Drill3Hole3(2000-02) Figure317. BHP Drill3Hole3(pre-2000) Miramar3Mining3Corporation -600m 0 100Hope3 Bay3Project metresNunavut,3Canada Longitudinal3Section3-3Suluk3Zone

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The most significant structure of Patch 14, the West vein, has been traced discontinuously along strike for 400 m, however, the mineralized portion has only about a 100 m strike extent. The East vein extends for about 80 m along strike, but has much less vertical extent. Mineralization is open down a steep southerly plunge (about 70º), and along strike at depth. Drilling to the 300 m level below the bottom of Patch Lake has intersected multiple veins and gold mineralization. The main quartz lenses and corresponding grade-thickness contours at Patch 14 appear to define steep southerly plunging bodies. Although the strike extent of the mineralized zones appears to be limited, the down dip and plunge extensions of the quartz veining appear to be open.

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10. EXPLORATION
10.1 2000
The Miramar/Hope Bay Gold Corp Inc. (“HBGC,” successor to Cambiex) joint venture (“HBJV”) commenced a major exploration program on the Boston and Doris Deposits in 2000 and for the entire project area, some 45,580.1 m of diamond drilling in 319 holes were Completed.
The Boston ramp/decline was dewatered and 16,024.3 m were drilled in 145 holes of detailed in-fill underground drilling on a nominal 10 m by 15 m spacing. The drilling was carried out by Advanced Diamond Drilling of Surrey, B.C. This work further defined a high-grade trend in the central portion of the B2 Zone. A small number of these holes tested various possible vein orientations in the B3 Zone. Twenty surface holes totaling 3,927.6 m were drilled at Boston.
Drilling at Doris concentrated on the Hinge Zone on what became Doris North and Doris central and on Doris connector. Diamond drilling totaled 23,460.1 m in 142 holes.
Drilling in the Madrid area totaled 2,168.1 m in 12 holes.
Details of meterage, type of drilling and number of holes by year and general location is
Provided in Section 11.
10.2 2001
The HBJV completed 35,044.4 m of diamond drilling in 356 holes and 5,008.6 m of reverse circulation (“RC”) drilling in 154 holes.
The HBJV discovered two new zones in the Madrid area, the Suluk and Naartok and completed infill drilling on the Boston deposit and the Doris connector resource. A small amount of diamond drilling was carried out elsewhere on Madrid. The RC drilling concentrated on Madrid outside of the resource areas and on regional targets over the entire project area.

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In addition, the HBJV carried out till surveys and detailed mapping and various lithogeochemical and other research projects.
10.3 2002
Miramar acquired 100% ownership of the project in a stock transaction with HBGC and completed 24,594.2 m of diamond drilling in 286 holes and 4,911.4 m of RC drilling in 38 holes. In addition, nineteen condemnation and geotechnical diamond drillholes totaling 752.0 m were drilled on Doris connector.
Diamond drilling concentrated on Doris Hinge, Madrid outside of resource areas and regional targets. RC drilling concentrated on Madrid outside of resource areas and regional targets.
Miramar contractor Frontier Geosciences of North Vancouver carried out seismic refraction surveys on the Twin Peaks (Maximus option), North Windy, Gas Cache and Nexus areas. In the case of Nexus, a bedrock seismic velocity model was generated in order to assist in interpreting alteration and structural corridors.
Heavy mineral separates till sampling was undertaken in the Doris, North Madrid and Daiwa areas. Samples in the North Madrid area indicated potential for additional resources based on gold grain morphology and assumed travel distance of the grains. In the Daiwa area, a number of unexplained anomalous till samples was returned.
Lithogeochemical studies of the existing whole rock database and new samples collected from the drilling and mapping programs were used to design a Hope Bay rock classification scheme, which was subsequently used to screen unknown samples.
Baseline environmental surveys were carried out as part of permitting activities.
10.4 2003
In 2003, Miramar completed 43,238.3 m of diamond drilling in 169 holes and 1,808.8 m of RC drilling in 82 holes. In addition, eight condemnation and geotechnical diamond drillholes totaling 252.3 m were drilled on Doris Hinge, seven geotechnical diamond drillholes totaling

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264.3 m were drilled on Doris connector and seven geotechnical diamond drillholes totaling 181.5 m were drilled on Doris central.
Deep drilling targeting the Boston deposit extended mineralization to approximately 1,000 m below surface and 600 m on strike and a surface re-mapping program was completed and generated a revised working model for the deposit. The highlight was an intersection of 54.5 g Au/t over 9.0 m true width in hole S03-293 at over 1,000 m vertical on the B2 Zone.
Elsewhere diamond drilling was concentrated on the Madrid Suluk resource area, doubling the depth extent and confirming a revised geological interpretation. Elsewhere on Madrid, diamond drilling tested mineralized zones in structures and splays parallel to or adjacent to the Deformation Zone in the Patch/Rand areas. Two holes were drilled on Doris connector and several regional targets were drilled.
RC drilling concentrated on Madrid outside the resource areas and on regional showings/target areas, including South Nexus, Gas Cache and Boston NE, all of which demonstrated potential to host significant gold mineralization.
Twelve regional targets, including those RC drilled, were the subject of regional mapping and geophysical programs. Miramar carried out detailed geophysical surveys, ground magnetics by Aurora Geosciences Ltd. of Yellowknife, NWT and an E-Scan conductivity survey by Premier Geophysics of Aurora, Ontario, over certain areas and conducted various lithogeochemical and other research projects.
A draft environmental impact statement (“EIS”) for the Doris North Deposit was submitted to the Nunavut Impact Review Board (“NIRB”) in early 2003. Permitting activities continued throughout the year.
10.5 2004
Miramar completed 43,447.5 m of diamond drilling in 86 holes and 1,577.4 m of RC drilling in 86 holes. In addition, six geotechnical diamond drillholes totaling 290.9 m were drilled on Doris Hinge.

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Diamond drilling was concentrated on Madrid Naartok where the resource area was expanded. Further drilling was carried out at Boston and a small number of holes was drilled at Doris Hinge and Madrid Suluk and Rand. The RC drilling was concentrated on Madrid outside the resource areas and on regional targets.
Miramar also carried out detailed mapping and various lithogeochemical and other research projects.
Permitting studies and activities continued and the formal Doris North EIS was submitted to NIRB late in the year. It was returned with a request for additional studies and information.
10.6 2005
Miramar completed 33,197.70 m of diamond drilling in 133 holes. In addition, six geotechnical diamond drillholes totaling 66.3 m were drilled on Doris connector. There was no RC drilling.
Drilling was concentrated on the Madrid Naartok Zone and added to the resource base. A small number of holes was drilled elsewhere on the Madrid Trend and on regional targets, which included the North and South Nexus areas on the southern portion of the Madrid Trend, at West Kink and the Eastern Contact and Twin Peaks areas on portions of the property optioned to Maximus. In addition, infill drilling was carried out to upgrade resources in the Doris Central Zone.
Aurora Geosciences Ltd., of Yellowknife carried out 18 km of Induced Polarization surveying over portions of the Madrid area and the Kink and Nexus areas. In addition, Miramar carried out mapping, prospecting and various lithogeochemical, thin section and other research projects.
The Doris North Project EIS was re-submitted to the NIRB.
10.7 2006 — ONGOING AND PLANNED ACTIVITIES
On March 6, 2006, the NIRB recommended to the Minister of Indian and Northern Affairs Canada that the Doris North Project proceed. Once this recommendation is accepted by the Minister, the NIRB can issue a project certificate.

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The 2006 program began March 1 with camp opening and supply haulage and diamond drilling commenced March 11. At the time of the WGM site visit, 6 diamond drills were in operation. To April 30, 2006, 40 holes totalling 11,934.2 were completed. Twelve holes were completed on Doris connector and Doris central, with the remainder on Madrid.
On May 25 and June 20, 2006, Miramar issued press releases providing updates on the 2006 drilling program and other activities on the property. Assay results for 32 holes on Suluk/South Suluk, Rand and Doris North Connector were released on May 25 and Miramar reported results for a further 22 holes on Suluk, Rand and South Suluk, and that to June 20, some 83 holes totalling 26,500 m had been drilled to date in 2006. Results continue to be encouraging, and are typical of historic representative intersections quoted in Section 9.
Miramar has budgeted $31 million towards approximately 55,300 m of drilling, ongoing permitting activities for Doris North and development activities designed to, amongst other things, determine the size of a second development phase to follow Doris North. Conceptually this second larger phase of development would incorporate material from the Doris Central and upper portions of the Madrid and Boston deposits. Kitnuna Constructions of Cambridge Bay and Steffen Robertson and Kirsten (Canada) Inc. (“SRK”), Golder and Associates and AMEC Americas, all of Vancouver, have provided and are providing services on various aspects of the Doris North Project.
Early in the winter program, a Ground Penetrating Radar survey was carried out over the land portion of the Madrid Deposit Area by Aurora Geosciences Ltd., of Yellowknife. Ground magnetic surveys totalling 1,500 km have been carried out over selected areas of the property by Clearview Geophysics Ltd. of Brampton, Ontario.
Ongoing research projects, as part of two M.Sc. studies, are examining the petrology of altered zones and mineralized lenses, and lithogeochemical screening of data.
On April 20, Miramar issued a press release documenting the in-house prepared Mineral Resource estimates as of December 31, 2005 for all the Hope Bay Project deposits.

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11. DRILLING
11.1 GENERAL
WGM has not reviewed the drilling practices and details of the large amount of historic drilling carried out by BHP and the small amount carried out by Noranda. Based on its knowledge of these companies, it is WGM’s opinion that this historic drilling would have been carried out by reliable contractors employing industry standards common at the time.
With the exception of the 2000 underground drilling at Boston, which was carried out by Advanced Diamond Drilling of Surrey, B.C., all the Miramar drilling programs have been carried out by Major Drilling Group International Inc. (“Major”), headquartered in Moncton, N.B. The Hope Bay program is directly supervised and supported by Major’s Yellowknife office.
Drilling is carried out 24 hours a day, seven days a week from as early as March until as late as September and crews are rotated in and out of camp on a regular basis. Major has an onsite shop and supply centre and Miramar provides the camp and logistical services. At the time of writing this report, there were six diamond drills operating. There is a variety of drill types but all core is NQ2 sized (~50.7 mm in diameter).
An RC drilling rig purchased by Miramar arrived on site in late April, however, it is unlikely to see any use during the 2006 program. Reverse circulation drilling completed between 1998 and 2004 was carried out by Major and JT Thomas Drilling of Smithers, B.C. (subsequently purchased by Major in 2001). The RC drill rigs were capable of drilling only vertical holes with the exception of the 2001 program when rigs had the capability of completing angled holes.
Miramar and historic drilling details for the property to April 30, 2006 are summarized in Table 8.

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TABLE 8
HOPE BAY PROPERTY – DRILLING STATISTICS
(All drilling by Miramar except “pre-2000”)

Deposit/Zone/Showing	Year	Type	Holes	Metres

Boston	* pre-2000	UG-DD	231	16,550.7
	pre-2000	SUR-DD	233	70,191.6
	2000	UG-DD	145	16,024.3
	2000	SUR-DD	20	3,927.6
	2001	SUR-DD	42	9,554.4
	2003	SUR-DD	11	9,371.0
	2004	SUR-DD	35	20,159.8

Subtotal Boston			717	145,779.4

Doris North Hinge	pre-2000	DD	70	20,396.0
	2000	DD	68	8,563.1
	2002	DD	147	12,507.1
	2003	RC	2	76.2
	2003	CON	2	201.0
	2003	GTK	6	51.3
	2004	DD	4	2,086.0
	2004	GTK	6	290.9
Doris North Connector	pre-2000	DD	64	16,946.3
	2000	DD	31	5,081.8
	2001	DD	7	1,422.6
	2002	DD	2	128.0
	2002	CON	3	456.5
	2002	GTK	16	295.5
	2003	DD	2	159.6
	2003	GTK	7	264.3
	2005	GTK	6	66.3
	2006	DD	9	2,260.6
Doris North Central	pre-2000	DD	57	18,220.8
	2000	DD	43	9,815.2
	2002	DD	5	845.4
	2003	GTK	7	181.5
	2005	DD	21	5,325.6
	2006	DD	3	853.2

Subtotal Doris North			588	106,494.5

Madrid Naartok	pre-2000	DD	40	7,414.6
	2000	DD	6	1,165.9
	2001	DD	75	14,106.1
	2001	RC	8	552.7
	2003	DD	3	964.4
	2004	DD	39	16,509.8
	2004	RC	3	41.9
	2005	DD	91	23,185.0
	2006	DD	2	340.0
Madrid Suluk	pre-2000	DD	9	2,809.5
	2001	DD	28	7,780.0
	2003	DD	38	17,220.9
	2004	DD	3	1,791.9
	2006	DD	6	2,475.4

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TABLE 8
HOPE BAY PROPERTY – DRILLING STATISTICS (continued)
(All drilling by Miramar except “pre-2000”)

Deposit/Zone/Showing	Year	Type	Holes	Metres

Madrid Rand	pre-2000	DD	38	8,053.3
	2001	DD	2	296.4
	2001	RC	2	239.3
	2002	DD	3	761.3
	2003	DD	10	3,482.3
	2004	DD	4	2,136.5
	2005	DD	5	1,759.0
	2006	DD	15	4,591.0
Madrid Remainder	pre-2000	DD	195	25,877.0
	2000	DD	6	1,002.2
	2001	DD	8	1,884.9
	2001	RC	47	1,264.5
	2002	DD	37	8,322.5
	2002	RC	13	245.4
	2003	DD	32	9,024.4
	2003	RC	78	1,531.6
	2004	RC	37	684.9
	2005	DD	7	1,387.6
	2006	DD	5	1,414.0

Subtotal Madrid			895	170,316.1

Regional Targets	pre-2000	DD	61	8,763.6
	pre-2000	RC	229	4,255.8
	2001	RC	97	2,952.1
	2002	DD	25	4,666.0
	2002	RC	92	2,030.0
	2003	DD	2	201.0
	2003	RC	169	3,015.8
	2004	DD	4	763.5
	2004	RC	46	850.6
	2005	DD	9	1,540.4

Subtotal Regional			734	29,038.8

Subtotal non-Miramar DD			1,166	190,715.6
Subtotal non-Miramar RC			61	8,763.6

Total non-Miramar			1,227	199,479.2

Subtotal Miramar DD			1,066	236,923.6
Subtotal Miramar RC			594	13,485.0
Subtotal Miramar CON			5	657.5
Subtotal Miramar GTX			48	1,149.8

Total Miramar			1,713	212,215.9

GRAND TOTAL (April 30, 2006)			2,940	451,695.1

*	Virtually 100% of pre-2000 drilling over the entire Hope Bay property was by BHP.

Note 1: UG = underground; SUR = surface; DD = diamond drilling; RC = reverse circulation drilling; CON= condemnation; GTK=geotechnical.

Note 2: UG/SUR drilling is specified only where required for the sake of clarity.

Note 3: 20 holes totalling 2,394 m drilled on portions of the Maximus JV property in 2005 are not included in the table.

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11.2 HOLE COLLAR AND DOWN-HOLE ATTITUDE SURVEYS
All drillhole collars are established by total station surveying carried out by a Miramar contract surveyor. The head angle is also generally set by the surveyor. Once coring is underway the surveyor surveys the drill stem to determine that the dip and azimuth are acceptable in the circumstances. For most holes, at 30 m into bedrock a Maxibor survey is carried out by Miramar geotechnical/surveying staff. Again, depending on circumstances, the hole may be allowed to proceed or may be recollared. Another Maxibor survey is carried out at approximately 175 m for infill holes and a final Maxibor survey is carried out at the bottom of all holes. The drillers carry out a Reflex EZ-Shot dip survey every 50 m and generally at the end of each shift.
RC drill collars were laid out and surveyed post-drilling using a differential GPS system. No down-hole surveying was completed to determine true dips of vertical holes; an inclinometer was utilized on angled holes to estimate hole inclination.
11.3 CORE HANDLING AND LOGGING PROTOCOLS
Miramar has developed a comprehensive set of protocols that are reviewed and revised as appropriate based on recent-past in-house experience and developments elsewhere in the industry in similar environments. Geotechnical and geological logging data are recorded on Palm Pilots and laptops. Miramar has a young but competent and dedicated group of geologists and several geotechnicians, who receive excellent training on site. Generally new geological hires begin with geotechnical logging then move to geological logging, each geologist taking full responsibility for one drill and on call to monitor hole progress and for hole shut down 24 hours per day.
There is an 82 page manual documenting the protocols. WGM has reviewed the manual and prepared the following brief summary of the highlights:
Geotechnical Logging Protocols
1.	Core is laid out, cleaned and blocks inspected;

2.	Draw metre marks on the core with a black permanent marker and record Core Recovery into the Palm pilot;

3.	Measure RQD length and RQD%;

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4.	Measure Magnetic Susceptibility of core;

5.	Measure Specific Gravity (“SG”) of hanging wall, mineralized, and footwall zones. SG is determined on a 5-7 cm representative length of core by the “weighing in air, weighing in water” method without wax immersion;

6.	On request of logging geologist, draw orientated core lines on core with permanent marker;

7.	Label each core box. At this point core is geologically logged; then

8.	Photograph the core;

9.	Sampled core boxes are moved to the splitters’ shack and other core boxes are stacked outside;

10.	Compile data on the server;

11.	On request of logging geologist (detailed geotech log) – Measure Internal Rock Strength; and

12.	On request of logging geologist (detailed geotech log) – Describe different joint sets.
Geological Logging
Logging focuses on the collection of lithological, structural, and mineralogical parameters, as well as veining relationships and alteration intensity, which have a suspected or demonstrated relationship to gold mineralization. Data are entered into an Access database, with parameters largely described using pick-lists developed for each deposit or zone and there are areas available for free-form descriptions as appropriate. The geologist is responsible for marking the core for sampling and assigning sample numbers using three-part sample tickets as described further in Section 12 below.
A similar manual exists for each season of RC drilling (2001-2004) documenting planned projects and all procedures related to working on the RC drill from locating collars through chip logging, sampling and site clean-up. WGM has not reviewed this manual.

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12. SAMPLING METHOD AND APPROACH
WGM has not reviewed the practices employed by historic operators, mainly BHP. Based on its knowledge of BHP and the general quality of its work, it is WGM’s opinion that BHP’s practices would have met or exceeded industry standards at the time. The remainder of this section describes Miramar practices.
The logging geologist chooses the areas to be sampled and marks the beginning and end of each sample on the core box and the core, and draws a line along the sample length indicating how the sample is to be split. He or she places two parts of a three-part numbered paper sample tag, on which basic information, including assaying/analytical instructions are marked, in the box at the end of the sample. For security reasons, neither hole number nor meterage is marked on these tags. The third portion of the tag, which does record hole number and meterage, stays in the sample tag book. The sample number is also written on the core. Samples are a minimum of 0.3 m in length, a maximum of 1.5 m and must not straddle lithological contacts, vein contacts or alteration fronts. One metre shoulder samples are taken on both the footwall and hanging wall of the mineralized areas.
The logging geologist is responsible for choosing the appropriate commercial standard for insertion into the sample stream. There must be one standard inserted in each batch of 20 samples. He or she also prepares the numbered sample tag in the manner described above, places a portion of the tag along with the standard in a plastic sample bag, writes the sample number on the bag and passes this bag on to the sample splitters/geotechnicians who ensure that the standard sample gets into the sample stream in the proper sequence. One blank sample (using locally derived sawed diabase core to disguise it as much as possible) is also included in each batch of 20 samples. The blank is often inserted immediately after highly mineralized samples to test for contamination during sample preparation at the laboratory.
Following logging, the core is photographed then passed on to the samplers. One of the two numbered tags is placed in a plastic sample bag and the same sample number is written on the bag. The sample is then diamond sawed as per the core markings, one half going into the bag and the other returned to the box and retained for future reference and further testwork as required. Once splitting of a sample is complete, the second portion of the sample tag is stapled to the core box at the end of the sample in question. The plastic bags are sealed with zap straps (plastic straps used by tradespeople to bundle wires, etc.), and put into rice bags holding a maximum of

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22.6 kg to avoid excess air cargo charges. Individual rice bags contain only samples from a specific hole or portion of a hole and shipments comprise complete holes only. Shipments are flown to Yellowknife on Miramar charter aircraft.
Following is “Sampling” information related to RC drilling as taken from Miramar documentation.
“CHIP SAMPLE COLLECTION. Holes are to be drilled vertically. Dry drilling will be utilized with material collected every 2.5 feet (4 samples per rod) with the final sample in the vertical holes being a composite 10-foot test of bedrock. Representative samples of every 2.5 ft of bedrock will be collected in bags labelled with the hole number and footage and stored at base camp. Samples from the cyclone are to be collected in 5 gallon buckets (25 buckets, 1 set with 5 spares). Cleaning the buckets consists of dumping the remaining cuttings either in a single pile close to the collar or scattered about the working area. Muds are easily removed after letting the material freeze. Upon completion of a hole the rig tows the shack to the next set-up. The hole will be picketed and identified for later survey by GPS.
“SAMPLING. Representative: Each 2.5 foot interval in bedrock is to have a representative sample collected and labelled with the hole number and footage. These samples will be stored at base camp. Geochemical: Intervals to be assayed are given a unique sample number from a sample book. Two samples will be collected per vertical hole, one till sample and one bedrock sample. ‘Basal’ till samples (10 kg, ~2.5 ft run) will be collected from the till located at the bedrock-overburden interface. Bedrock samples will be split using a riffle splitter to arrive at a 1kg representative sample for geochemical assay, the paired split will be retained as a reference sample. The reference sample will be used for carbonate alteration staining (see section Sample Handling and Appendix B) and allow for re-assays if required.
“STANDARDS AND DUPLICATES. In every 20 assay samples taken at least one standard and one duplicate sample will be collected. The low standards (IME02UN) will be used; two packages are required for adequate amounts of material for a fire assay. A suggestion for tracking this is to pre-label sample books with an alternating standard or duplicate every 20 tags and pre-bagging the standard with the sample tag.
“CHIP TRAYS. A summary of each hole will be kept in chip trays labelled with the hole ID and footage. Overburden samples can be grouped by lithology and may span from 2.5 to 60+ feet for a single chip tray compartment. Every 2.5 feet of bedrock should be represented by a single chip tray compartment providing an accurate summary of the hole.
“SAMPLE HANDLING. Upon return from shift, in addition to data entry, samples collected for assay will be placed in the sample storage tent in the appropriate bag,

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one for tills and one for rocks. Till samples will be sent to Overburden Drilling Management for gold grain picking. A 0.5kg sample of till with coarse material sifted out will also be sent to TSL for assay. Rock samples are to be assayed at TSL labs for 32 element analysis and gold. Bedrock samples will also receive a whole rock analysis package to aid in lithological and alteration identification.
“The representative samples from each 2.5ft in bedrock and the assay sample duplicate will be stored in an area to be determined at base camp.”

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13. SAMPLE PREPARATION, TESTWORK AND ANALYSIS, AND SECURITY
13.1 HISTORICAL AND GENERAL INFORMATION
WGM has not reviewed the practices employed by historic operators, mainly BHP. Based on its knowledge of BHP and the general quality of its work, it is WGM’s opinion that BHP’s practices would have met or exceeded industry standards at the time. The remainder of this section describes Miramar practices.
Information regarding sample shipments is generated in the field and forwarded by e-mail to Discovery Mining Services Limited (“Discovery”), which acts as expeditor for Miramar, in Yellowknife and ALS Chemex and Miramar in North Vancouver. This enables cross checking of sample shipments during transportation and on their receipt at the laboratory, and the timely reporting and rectification of discrepancies, if any.
Until 2006, Miramar used the services of TSL Laboratories Inc. (“TSL”) in Saskatoon, Saskatchewan, as the primary laboratory with ALS Chemex (“ALS Chemex”) of North Vancouver providing check analytical services. The 2006 program utilizes ALS Chemex as the primary laboratory and TSL to carry out check analyses as part of the Miramar Quality Assurance/Quality Control (“QA/QC”) program. ALS Chemex has attained ISO 9001:2000 and ISO/IEC Standard 17025 accreditation. TSL has attained ISO/IEC Standard 17025 accreditation.
13.2 SAMPLE PREPARATION
All sample preparation activities are undertaken in the analytical laboratory and a summary is as follows:
•	Samples are dried and jaw crushed to 95% passing through a 10 mesh sieve (1.70 mm);
•	A 1,000 g split is riffled off and the remainder is stored at the laboratory as a coarse reject;
•	For samples with a total weight less than 1,000 g, the total sample is taken and there is no reject left over;
•	The entire 1,000 g split is pulverized to 95% passing 150 mesh (106 microns):
o	The pulverizer is cleaned with silica sand after every sample;

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•	The sample is placed on a mat, homogenized and sub-samples taken:
o	2 assay ton (58.3 g) sub-sample for fire assay;

o	5 g sub-sample for ICP scan when requested;

o	The unused pulp is stored;
•	Should the fire assay be + 20 g Au/t, visible gold be seen in the core sample or the logging geologist suspect high gold content, a screen metallic assay is carried out also:
o	This process starts with a new 1,000 g pulp being sieved through a 150 mesh screen;

o	The entire +150 mesh fraction is subjected to fire assaying with a gravimetric finish, being split into two (or more) equal parts to do so should the portion be more than 50 g; and

o	A 2 assay ton sub-sample of the –150 mesh portion is subjected to fire assaying with a gravimetric finish.
13.3 ANALYSIS
As noted above and with the exception of surface rock and a few other samples, all gold assaying is by fire assay with a gravimetric finish on 2 assay ton sub-samples (ALS Chemex procedure Au-GRA22). Surface rock sample and RC chip sample golds are determined by fire assay with an Atomic Absorption (“AA”) finish on 50 g sub-samples, 0.005–10 ppm (ALS Chemex procedure Au-AA24). Screen metallic fire assay (Au 0.05 to 1,000 ppm) is performed on a 1,000 g sample split, which is screened to 100 micron. Duplicate assays are complete on the undersize fraction (2 assay ton) and an assay on the entire oversize fraction (ALS Chemex procedure Au-SCR21).
Whole rock analysis and/or trace element analysis is carried out on a certain number of core and samples. A prepared sample (1.000 g) is added to lithium tetraborate flux (9.000 g), mixed well and fused in a furnace at 1,100°C. A flat glass disc is prepared from the resulting melt. This disc is then analyzed by X-ray fluorescence spectrometry. Oxide concentration is calculated from the determined elemental concentration and the result is reported in that format.
A prepared sample (0.200 g) is added to lithium metaborate flux (0.90 g), mixed well and fused in a furnace at 1,050°C. The resulting melt is then cooled and dissolved in 100 ml of 4% nitric acid. This solution is then analyzed by inductively coupled plasma – mass spectrometry (“ICP_MS”).

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13.4 QUALITY ASSURANCE/QUALITY CONTROL
13.4.1 GENERAL
Miramar has a comprehensive QA/QC program in place that in WGM’s opinion meets industry standards. The program includes provision for the re-assaying of sample batches under certain circumstances as described in Section 13.4.2. There are exceptions to these circumstances and it is WGM’s opinion that the QA/QC program would be enhanced if exceptions were eliminated.
13.4.2 STANDARDS AND BLANKS
Commercial standards and field blanks (one of each per batch of 20 drill core samples as described in Section 12) are inserted into the sample stream in the field and the results of these assays are monitored and the database updated on an ongoing basis. Should any standard return a value more than two standard deviations from its expected value, that sample and all the samples in that batch are reassayed. The batch may not be re-assayed in cases where sample values in the batch are below the detection limit or if the sample population for a new standard is too small to provide a representative mean value. Miramar has not collected duplicate core samples. BHP did so in the 1997 and 1998 programs on Doris. Duplicate samples were collected by Miramar for RC chips during the sample splitting procedure.
The commercial laboratories used by Miramar have their own internal QA/QC protocols involving the use of standards and blanks.
During 2005 Miramar used nine standards, varying in expected gold content from 1.48 g/t to 15.52 g/t. Four of these were commercial standards acquired from International Metallurgical and Environmental Inc. (“IME”) in 2001 and 2002, one was the last of several prepared for Miramar via a round-robin process by ALS Chemex in 2004, and the other four were commercially prepared ones acquired from CDN Resources in 2004 for use in 2005 as the others were depleted.

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For the 2006 program, a new set of four standards was acquired from Ore Research & Exploration Pty Ltd in Australia. The standards were prepared in 2003 and 2004 using industry standard round-robin protocols involving laboratories in several countries. Recommended gold values are 0.72 g/t, 3.36 g/t, 9.64 g/t and 11.33 g/t.
13.4.3 THIRD PARTY CHECK ASSAYING
In 2004, the combined total of all QA/QC samples (exclusive of internal laboratory samples) was approximately 24% of the entire Miramar drill core sample stream. This included approximately 15% duplicate coarse rejects sent by TSL to ALS Chemex where they were prepared and analyzed using the same protocols as TSL. In 2005, the total was reduced to 15% of which 5% were duplicate rejects check assayed by ALS Chemex.
In 2006, Miramar is again check assaying 5% of its coarse rejects, however, ALS Chemex as the primary laboratory is now shipping the rejects to TSL for check assaying.
13.4.4 QA/QC RESULTS 2005
Standards
Over the course of the 2005 program 421 standards were assayed. Of these, 10 returned values out of the acceptable range and of these, three, along with the remaining samples in that batch were re-assayed. The remaining seven were not re-assayed since either the standard sample population was too small or the batch was composed of samples which had nominal or below detection limit values.
Blanks
During the course of the 2005 program 495 blanks were assayed and of these one returned a value slightly above the lower detection limit of 0.03 g Au/t. The five samples following the standard were re-assayed.
TSL Standards
TSL assayed 636 standards as part of its internal laboratory QA/QC. Miramar reported that four of these returned values out of the acceptable range. All quality controls outside of two standard deviations were either repeated or selectively confirmed

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ALS Chemex Check Assaying
To compare the check assay results, the data are compared using a t-statistic for paired data. The rationale for this methodology is that for geochemical analysis, duplicate analyses are not expected to return the same value due to the nature of gold distribution, however, the mathematical difference between two duplicate analyses on average should fluctuate about zero. Some of the duplicate analyses should be higher and some lower, but on average the difference should be zero, if the data sets are consistent.
To test this, the mean numerical difference between assays at TSL and ALS Chemex was calculated. This mean was calculated at a 90% confidence interval (“CI”) which gives a range for the mean. If the range includes zero then the datasets are derived from the same population and the data is considered consistent. If zero falls within the 90% CI then the datasets are derived from the same population at a 90% confidence interval. If the zero value falls outside of the 90% confidence interval (either high or low) then the datasets are not derived from the same population at a 90% confidence interval and the check assays are not consistent.
Based on the drilling location and whether the original assay was fire assay or screen metallic assay, the check assays were divided into six sample sets. For each set and analysis, the mean difference for the check assays (TSL-ALS Chemex) was calculated at a 90% CI and it was found that for each set the zero was within the CI suggesting that the datasets were derived from the same population, or the check assays are consistent.
Q-Q plots are a second method of evaluating the check assays. In this case, the percentiles for each of the data populations are calculated and plotted on a log-log scale. If the datasets are derived from the same population then the percentile values should fluctuate about an equal value line. This evaluation was performed on the Madrid and Doris summer and winter fire assay checks, since they were the only datasets with sufficient data for this analysis.
For each of these plots, the lowest percentile (lowest gold values) all plotted with ALS Chemex data having higher assays then the TSL data. This was partly a detection limit issue because TSL has a lower detection limit (0.03 g Au/t) than ALS Chemex (0.05 g Au/t), however, for the data less than 0.4 g Au/t, ALS Chemex values are higher than TSL. This suggested that TSL may have under reported or ALS Chemex may have over reported the low gold values. This was not a significant problem as these values fell outside of the grade

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envelopes and were all below any considered “cutoff” grade for the deposits. As of 2006, ALS Chemex is the primary assay lab. Checks are performed by TSL and at the time of writing the 2006 check assays to date are under review. A third lab will be used to resolve any variation in 2006
A more significant problem may be with the Doris 2005 winter fire assay data with values between 1 and 10 g Au/t. These data have TSL values higher than ALS Chemex. This could be an issue with the check samples or may have been due to a lack of data (n=63). As the CIs for the mean differences for the Doris winter program bracketed zero, it is likely that the difference in the Q-Q plot for Doris was a reflection of the lack of data rather than a problem with the check assays.
13.5 SECURITY
Miramar has protocols in place to ensure the security of its core samples and the analytical data derived from them. Among these are:
•	Individual plastic sample bags are securely sealed with non-reusable zap straps prior to being placed in larger rice bags for shipment off site in charter aircraft;
•	Discovery unloads the sample shipments from the charter aircraft in Yellowknife. If the First Air cargo office is open, Discovery delivers the shipments into First Air’s custody and if not, Discovery holds the shipment in its secure warehouse until First Air is open;
•	The shipments are flown to Edmonton using First Air/Air Canada and then are transferred to Canadian Freightways for truck transport to ALS Chemex in North Vancouver;
•	Neither drillhole numbers nor meterages are written on the sample tags included with the samples shipped so the laboratory cannot identify the locations of the samples; and
•	Assay results are restricted to a small number of Miramar personnel and only a limited number of Miramar personnel can relate the sample numbers and assays to the hole from which they came.
WGM is of the opinion that Miramar’s data and analytical security meets or exceeds industry standards. While WGM has no reason to believe any samples have or might be tampered with, a modest security improvement, at considerable expense, would involve the use of numbered zap straps to secure sample bags and thereby make any overt tampering obvious,

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however, someone seriously intent on contaminating samples could simply inject contaminants into bags without opening them, thereby circumventing this precaution.
Data security is maintained in large part by the fact that sample numbers do not directly identify the source of the sample. Only with extreme difficulty could a non-authorized party gain access to the data required to tie assay results to individual holes and meterages.

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14. DATA CORROBORATION
WGM Senior Geologist John Sullivan carried out a site visit April 22-25, 2006. The winter diamond drilling program was in full swing, with six diamond drills in operation, during the visit, which was hosted by Darren Lindsay, P.Geo., the Hope Bay Project Manager. During the site visit Mr. Sullivan visited the Doris Deposit area, which is readily accessible via snowmobile from the Windy Lake camp and visited the Madrid Deposit area where drilling was focussed at that time. Given the snow cover it was not possible to take any meaningful surface samples. The Boston deposit is some 55 km by snowmobile from the Windy Lake camp. Given safety concerns, the fact that there was no work taking place at Boston at the time and snow cover prevented making any useful observations, no visit was made there.
In addition, Mr. Sullivan reviewed a selection of current and historic drill core for the Madrid, Doris and Boston deposit areas and took three independent core samples. These were essentially core duplicates of Miramar samples. The samples were chosen to correspond with intervals sampled by Miramar to see how closely they corresponded although that was not their main purpose, which was to determine the general character and tenor of the gold mineralization. He also inspected the core logging and sawing facilities, reviewed core logging and sawing protocols, and QA/QC and security procedures. He held a considerable number of discussions with Mr. Lindsay, who has been involved with the project since 2001 and other Miramar technical staff on site, including the environmental officer.
Following the site visit, Mr. Sullivan visited Miramar’s North Vancouver office, where he held additional discussions with Miramar technical and management staff and gathered information and data required to prepare and complete the report. John Reddick, a WGM Senior Associate Geologist, specializing in Mineral Resource estimation, visited the North Vancouver office from April 24-28, 2006 and held discussions with Miramar technical personnel and the Miramar consultant responsible for the preparation of the Madrid Deposit Mineral Resource estimate. Mr. Michel Dagbert, B.Sc., P.Eng., of Geostat Systems International Inc. (“Geostat”), another Mineral Resource estimate specialist, had numerous communications with the Miramar consultant responsible for the preparation of the Madrid Deposit Mineral Resource estimate, carried out the audit and co-authored this report.

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The independent core samples were kept in WGM’s care during and after the site visit and transported to Vancouver as checked baggage. They were then taken to the ACME Analytical Laboratories Ltd. (“ACME”) ISO 9001:2000 accredited laboratory in Vancouver for analysis. They were each assayed for Au (fire assay with a gravimetric finish on 2 Assay Ton (58.3 g) subsamples) and subjected to 30-element Inductively Coupled Plasma-Atomic Emission Spectrometer (“ICP-ES”) analysis (ACME Group 1D procedure on 0.5 g sub-samples).
The sample details and both the WGM and Miramar Au results are shown in Table 9. Correlation between the WGM and Miramar samples was good for the Naartok samples. The WGM sample from Doris ran considerably higher than that of Miramar, likely reflecting the often nuggety nature of the Doris mineralization. The Naartok samples exhibited elevated As, Ni and Sr. The sample population is far too small to draw any conclusions regarding these elevated values.
TABLE 9
WGM HOPE BAY SITE VISIT SAMPLING RESULTS

WGM	Zone/Deposit	From	To	Interval	Au
Number	Drillhole #	(m)	(m)	(m)	(g/t)

2341	A vein, Naartok E 05 PMD 374	401.50	403.00	1.50	6.08

Miramar					5.68
2342	Y vein, Naartok W 04 PMD 272	78.50	80.18	1.68	1.34

Miramar					1.39
2343	Doris Hinge 02 TDD 467	82.86	83.82	0.96	5.37

Miramar					1.87

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15. ADJACENT PROPERTIES
In 2003, Strongbow Exploration Inc. carried out a 3,500 m drilling program on the ORO claims north of the Doris Deposit on the northeastern tip of the Hope Bay Greenstone Belt. The objective was to trace the extension of Doris Deposit stratigraphy in search of another deposit. “Interesting stratigraphy” but no gold values were reported. WGM understands that no other mining companies hold mineral properties nor are there any significant gold, base metal or diamond deposits adjacent to or nearby the Hope Bay property.

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16. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION
16.1 GENERAL
WGM’s assignment regarding Mineral Resources consisted of an audit of the December 31, 2005 estimates, as prepared in-house, for the Madrid Deposit Area resource zones, namely Naartok West, Naartok East and Rand, by John Zbeetnoff, B.Sc., P.Geo, Qualified Person, who is not independent of Miramar. WGM is satisfied that Mr. Zbeetnoff is qualified to prepare such estimates, that the estimates have been prepared in an acceptable manner and in compliance with the requirements of NI 43-101 and the CIM Standards. WGM accepts the results as supplied by Miramar.
In WGM’s opinion, the independent audit results and our acceptance and approval of Miramar’s Mineral Resource estimates for the Naartok West, Naartok East and Rand zones fulfil the requirement of NI 43-101.
Miramar has also prepared updated in-house Mineral Resource estimates for the Boston and Doris Deposits and other zones in the Madrid Deposit Area. These estimates have been updated by Miramar periodically since they were last the subject of an independent NI 43-101-compliant technical report, namely one prepared by RPA and dated September 2, 2003. In Miramar’s opinion the changes since the RPA report have not been material. WGM has neither reviewed nor audited the estimates. For the sake of completeness, WGM is reporting them as supplied by Miramar. John Wakeford, P.Geo., Vice President, Exploration for Miramar, is the qualified person under National Instrument 43-101 for Miramar, and he has assumed responsibility for the Mineral Resource estimates (including the Probable Mineral Reserve referred to in the final paragraph of this Section 16.1), including those neither reviewed nor audited by WGM, as set out below in Tables 10 and 11.
Tables 10 and 11 present the December 31, 2005 Indicated and Inferred Mineral Resource estimates.

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TABLE 10
HOPE BAY INDICATED MINERAL RESOURCES
PREPARED BY MIRAMAR

	Indicated		Cutoff	Top Cut	Contained
Area/Deposit/Zone	Tonnes	g Au/t	g Au/t	g Au/t	Ounces Au

Madrid Deposit Area
Naartok East (1)	6,825,000	4.2	2	18-80	915,000
Naartok West (1)	5,023,000	4.3	2	40-110	699,000
Rand (1)	1,379,000	3.2	2	40	143,000
Suluk	1,125,000	4.2	2	29-52.5	153,000
South Patch	N/A				N/A
South of Suluk	N/A	N/A			N/A

Subtotal Madrid	14,352,000	4.1			1,909,000
Doris Deposit
Doris Hinge (2)	345,000	34.7	8	100-300	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	10-150	341,000
Doris Pillars	N/A	N/A			N/A

Subtotal Doris	1,169,000	19.3			726,000
Boston deposit
Boston B2	1,949,000	11.4	4	100-200	713,000
Boston B3/B4	363,000	7.3	4	90	85,000

Subtotal Boston	2,312,000	10.7			798,000

Total Indicated (3)	17,834,000	6.0			3,433,000

(1)	Audited by WGM, 2006.

(2)	Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge.

(3)	Numbers may not add up exactly due to rounding.
TABLE 11
HOPE BAY INFERRED MINERAL RESOURCES
PREPARED BY MIRAMAR

	Inferred		Cutoff	Top Cut	Contained
Area/Deposit/Zone	Tonnes	g Au/t	g Au/t	g Au/t	Ounces Au

Madrid Deposit Area
Naartok East (1)	7,157,000	3.7	2	18-80	847,000
Naartok West (1)	3,755,000	4.0	2	40-110	482,000
Rand (1)	3,860,000	2.8	2	40	352,000
Suluk	14,560,000	4.0	2	29-52.5	1,890,000
South Patch	227,000	22.5	7	100	164,000
South of Suluk	573,000	9.8	6	95	180,000

Subtotal Madrid	30,132,000	4.0			3,915,000

Doris Deposit
Doris Hinge	28,000	10.0	8	100-300	9,000
Doris North/Connector	1,270,000	13.9	5	25-150	569,000
Doris Central	73,000	12.8	5	10-150	30,000
Doris Pillars	263,000	18.6	5-7	25-150	158,000

Subtotal Doris	1,634,000	14.5			766,000

Boston deposit
Boston B2	995,000	9.1	4	100-200	292,000
Boston B3/B4	1,437,000	9.7	4	90	449,000

Subtotal Boston	2,431,000	9.5			741,000

Total Inferred (2), (3)	34,197,000	4.9			5,421,000

(1)	Audited by WGM, 2006.

(2)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.

(3)	Numbers may not add up exactly due to rounding.

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In addition to Indicated and Inferred Mineral Resources, Miramar reports a Probable Mineral Reserve of 458,200 t grading 22 g Au/t for the Doris Hinge Zone. This Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. (“SRK”) on the Doris North Project in 2002. A summary of the Feasibility Study supporting the Probable Mineral Resource was presented in an independent technical report dated February 2003 and filed on SEDAR February 10, 2003. This Probable Mineral Reserve is included within the Indicated Mineral Resource reported in Table 10, to which dilution of 39% and a mining recovery factor of 95% have been applied. The price of gold used in the Feasibility Study was US$325/ounce. A brief summary of the Feasibility Study results is presented in Section 19.1.2.
16.2 REVIEW OF THE IN-HOUSE MINERAL RESOURCE MODEL FOR NAARTOK-RAND-SPUR IN THE MADRID AREA
As indicated previously, the Madrid area of the Hope Bay Project is divided in several sectors, each sector being split in several different mineralized zones. Mineral Resources of the mineralized zones of the Naartok, Rand and Spur sectors (NRS hereafter, with 46 mineralized zones all together) have been re-estimated in the early months of 2006 with results from the last drilling of 2005 on those sectors. This section describes the data, as well as the methodology used, to re-estimate those Mineral Resources.
16.2.1 DRILLHOLE DATA
Mineral Resource modelling and estimation of NRS uses data from 410 holes drilled between years 1994 to year 2005 in the Madrid area. Collar coordinates are within a region from 432,568E/ 7,549,675N/ 21Z to 434,712E/ 7,551,528N/ 76Z, i.e., about 2.15 km (EW) by 1.85 km (NS) by 55 m (Z). The total length of the holes is 110,989 m. Individual lengths vary from 10 to 830 m, with an average of 271 m. Holes are drilled in all directions (Figure 18), but more specifically to the N65°, N180°, N240° and N270°. Dip angles at the collar vary from -44° to -90° (only 3 vertical holes), with an average of -56°. Holes have been thoroughly surveyed with deviation measurements (both azimuth and dip) approximately every 3 m.
There are up to 37,711 assay intervals in 395 of the 410 holes, totalling 41,195 m. Interval lengths range from 0.1 m to 10 m, with an average of 1.09 m. Gold values range from less than 0.03 g/t to 586.4 g/t. About half the intervals (14,268) have no (zero or less than

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detection limit) grade. Assay intervals in the interpreted zones of NRS have been tagged with a zone code (Figure 18). There are 9,976 intervals within the zones with an average length of 0.99 m, and an overall average uncut grade of 2.71 g/t.
16.2.2 GEOLOGICAL MODEL
Limits of the 46 mineralized zones of NRS are interpreted as 3-D solids. Some of the solids overlap (e.g., the solid of the so-called high grade Z-Shoot is totally included within the solid of the Z zone and solids of small veins Q1 and 4C are cutting through solids of other zones in Naartok West, Figure 19) but a sound priority order ensures that mineralized volumes are only accounted for once. Near the top of the deposit, a solid of overburden properly erodes the solids of the mineralized zones. Small solids of barren dike or diabase also cut through some of those mineralized solids (see Figure 19).
Densities (specific gravities) used to convert volumes into tonnages vary between 2.85 and 2.90 t/m3, which is a rather narrow range. They are supported by about 400 sample data (Table 12).
The total tonnage of potentially mineralized material in NRS is 69.2 Mt. Table 12 shows that 60% of that material is concentrated in six zones: A1_N of Naartok East with a low dip to the NW (11.4 Mt), Z of Naartok West with a high dip to the N (9.2 Mt), YE of Naartok West with a low dip to the NW (5.9 Mt), Y of Naartok West with a high dip to the N (5.2 Mt), YE_N of Naartok West with a low dip to the NW (5.0 Mt) and A1 of Naartok East with a low dip to the NW (4.8 Mt).

Watts, Griffis and McOuat
Plan views. Top: circle = hole collar, triangle = hole bottom. Bottom: assay intervals in the 46 interpreted zones of NRS. Holes to the southeast are drilled in zones of Suluk, which is another sector of Madrid.
Figure 18. Drillholes with data used for 2006 Mineral Resource estimation of NRS

Watts, Griffis and McOuat
TABLE 12
“VOLUMETRICS” OF MINERALIZED ZONE SOLIDS IN 2006 MINERAL RESOURCE MODEL FOR NRS

						No. of	Mean	Model
			Volume			Density	Density	Density	Tonnage
ZoneN	ZoneC	Sector	(Km3)	Strike	Dip	Samples	(t/m3)	(t/m3)	(Kt)

100	Z	NW	3,225.6	N90	65N	59	2.82	2.86	9,225.2
109	Z_FW	NW	23.1	N90	65N			2.86	66.2
111	Z_HW	NW	17.8	N90	65N			2.86	50.8
150	Q1	NW	178.1	N135	45NE	3	2.78	2.85	507.7
151	Vein_4C	NW	17.6	N0	85E			2.85	50.2
175	Z-Shoot	NW	389.1	N90	65N	77	2.87	2.86	1,112.9
200	Y	NW	1,812.1	N90	55N	42	2.89	2.86	5,182.5
211	Y_HW	NW	73.8	N90	55N	1	2.74	2.86	211.1
212	Y_HW2	NW	16.2	N90	55N			2.86	46.3
221	X_1	NW	592.9	N90	55N	1	2.89	2.86	1,695.7
222	X_2	NW	50.1	N90	55N			2.86	143.3
223	X_3	NW	225.0	N90	55N			2.86	643.6
224	X_4	NW	41.9	N90	55N	1	2.85	2.86	119.8
301	A1	NE	1,665.7	N30	35NW	29	2.81	2.88	4,797.3
302	A1_N	NE	3,949.2	N30	35NW	27	2.85	2.88	11,373.6
303	A1_S	NE	397.8	N30	35NW	12	2.78	2.88	1,145.5
304	A1_SE	NE	185.4	N30	35NW	3	2.88	2.88	534.0
305	A1_SW	NE	154.8	N30	35NW	1	2.99	2.88	445.9
310	A_2	NE	69.8	N30	35NW			2.88	201.0
311	A_2S	NE	411.7	N30	35NW	2	2.13	2.88	1,185.8
312	A2_SW	NE	22.9	N30	35NW			2.88	65.9
321	B1	NE	187.2	N30	35NW	1	2.85	2.88	539.1
322	B2	NE	270.0	N30	35NW	1	2.85	2.88	777.6
323	B3	NE	56.0	N30	35NW			2.88	161.1
330	YE	NW	2,079.0	N30	35NW	60	2.88	2.86	5,945.9
331	YE_N	NW	1,736.3	N30	35NW			2.86	4,965.7
332	YE_FW	NW	296.6	N30	35NW	12	2.87	2.86	848.4
333	YE_HW	NW	182.3	N30	35NW			2.86	521.5
334	YE_NFW	NW	529.9	N30	35NW			2.86	1,515.6
400	RZ	Rand	1,003.4	N90	80N	55	2.93	2.90	2,909.9
401	RZ_FW	Rand	1,054.9	N90	80N	12	2.85	2.90	3,059.2
402	RZ_HW	Rand	57.3	N90	80N	3	2.98	2.90	166.1
410	R1A	Rand	643.0	N90	80N			2.90	1,864.6
411	R1A_FW	Rand	30.7	N90	80N			2.90	88.9
412	R1A_HW	Rand	316.1	N90	80N	4	2.54	2.90	916.7
413	R1B	Rand	166.0	N90	80N	2	2.63	2.90	481.3
414	R1B_HW	Rand	81.5	N90	80N			2.90	236.5
420	R2	Rand	341.1	N90	80N			2.90	989.3
430	PGP	Rand	137.4	N90	80N			2.90	398.5
431	T2	Rand	143.9	N135	75NE			2.90	417.4
432	TX	Rand	201.4	N135	75NE	1	2.84	2.90	584.2
433	TX_HW	Rand	39.4	N135	75NE			2.90	114.4
500	AC	Spur	633.3	N135	75NE			2.90	1,836.6
501	AR	Spur	108.8	N135	75NE			2.90	315.5
502	CC	Spur	170.8	N135	75NE			2.90	495.4
503	CR	Spur	72.0	N135	75NE			2.90	208.7

All			24,059.1			409	2.86	2.87	69,162.5

ZoneN = numeric code of zone. ZoneC = character code of zone. Sector: NW = Naartok West, NE = Naartok East. Strike+dip : average for zone. No. of Density Samples = number of density samples in zone. Mean Density = average sampled density in zone. Model Density = fixed zone density used to convert volume into tonnage in model. Tonnage = estimated tonnage of material in full solid for zone.

Watts, Griffis and McOuat

434,100E
R1B_HW
R1A_HW
TX_HW
TX
T2
R1B
PGP
RZ_FW
AR
R1A
RZ
RZ_FW
RZ_HW
UM
A1
A1_N
A1_S
A1_SE
B2
B1
B2
A1
A2_S
A2_SW
Z
A1_SW
X_4
X_3
Y
Z
X_1
X_2
Z_Shoot
Z_Shoot
VEIN4C
Y_HW2
Y
Q1
Z=-2.5
432,900E
Z
7,551,000N
7,550,200N

Figure 19. Outline of mineralized solids on level at Z=-2.5 m

Watts, Griffis and McOuat
16.2.3 INTERCEPTS OF MINERALIZED ZONES WITH DRILLHOLES
The 46 mineralized zones of NRS are intersected by 267 of the 410 Madrid drillholes. Table 13 gives the average length along the hole and uncut grade of the corresponding 634 intercepts (most drillholes intersect more than one zone and in some cases, there are several different intercepts of the same zone in the same hole). All together, the average intercept length is 16 m and the average uncut grade is 2.7 g/t.
Intercept lengths, when combined with drillhole and average zone orientation, allow the verification of the consistency of solid volumes (hence overall tonnage of potentially mineralized material) with what is actually intersected by the drillhole. For each zone, a longitudinal projection plane can be selected, which is vertical for zones dipping at more than 45° and horizontal otherwise. Projection of the zone solid on the projection plane gives a contour of maximum extension of the zone in the projection plane and the area within that contour. The length of the intercept of any given drillhole within the zone is converted into a zone thickness perpendicular to the projection plane (that computation takes into account the azimuth and dip angle of the drillhole at the intercept and the average dip and strike of zones listed in Table 12). For some holes with two intercepts with the same zone, a single projected intercept with a thickness equal to the sum of the thicknesses of each piece replaces the two intercepts. On the projection plane, each projected intercept is given a polygon of influence within the contour of maximum extension, hence an extension volume which is the product of the polygon area by the thickness of the intercept (Figure 20). An estimate of the mineralized volume for the zone is the sum of those extension volumes for all projected intercepts in the same zone.
For the audit, this exercise has been completed for the most important zones. In all cases, that independent estimate of the mineralized volume is close to the volume of the actual solids, notwithstanding overlaps: 3,453 km3 vs. 3,689 km3 for Zone Z, 423 km3 vs. 323 km3 for Z-Shoot, 1,691 km3 vs. 1,853 m3 for Zone Y, 4,166 km3 vs. 4,031 km3 for Zone A1_N and 2,045 km3 vs. 2,088 km3 for Zone YE. For those five zones, the total mineralized volume derived from the actual 3-D solids is just 1.7% more (11,984 vs. 11,778 km3) than the polygonal estimate from intercept lengths and maximum extension on a projection plane.

Watts, Griffis and McOuat
TABLE 13
STATISTICS OF ZONE INTERCEPTS WITH CAPPING OF ORIGINAL ASSAY INTERVAL DATA

				Average		Average	Max	Cap		%Length	%oz Au	Average
ZoneN	ZoneC	Sector	# Inter	Length (m)	# Intervals	Au (g/t)	Au(g/t)	Au(g/t)	#Capped	Capped	Capped	Auc (g/t)

100	Z	NW	105	13.3	1,333	3.01	219.3	72	5	0.2%	5.7%	2.84
109	Z_FW	NW	3	3.1	10	5.82	29.0					5.82
111	Z_HW	NW	2	3.0	6	3.82	15.3					3.82
150	Q1	NW	17	3.2	54	8.51	182.6	60	2	2.5%	31.8%	5.80
151	Vein_4C	NW	6	3.0	21	14.67	256.3	60	1	1.7%	22.4%	11.38
175	Z-Shoot	NW	15	22.8	355	9.13	416.4	110	3	0.4%	6.7%	8.52
200	Y	NW	84	12.6	943	2.44	362.0	55	4	0.2%	12.7%	2.13
211	Y_HW	NW	4	5.0	21	1.37	8.4					1.37
212	Y_HW2	NW	1	20.5	19	1.97	54.5					1.97
221	X_1	NW	31	24.1	554	0.99	29.1					0.99
222	X_2	NW	12	8.3	83	1.24	37.3					1.24
223	X_3	NW	29	12.3	234	1.37	134.7	40	2	0.5%	32.3%	0.93
224	X_4	NW	17	5.0	64	3.16	101.8	40	2	2.6%	26.6%	2.32
301	A1	NE	31	30.3	1,009	2.65	162.6	45	2	0.2%	6.4%	2.48
302	A1_N	NE	39	22.2	827	2.15	32.3					2.15
303	A1_S	NE	10	31.0	412	2.83	95.3	45	1	0.2%	2.9%	2.75
304	A1_SE	NE	5	27.7	201	1.74	21.2					1.74
305	A1_SW	NE	5	15.9	109	2.07	17.4					2.07
310	A_2	NE	1	15.0	15	2.55	9.7					2.55
311	A_2S	NE	19	13.4	231	1.37	197.5	18	1	0.1%	16.9%	1.14
312	A2_SW	NE	3	6.2	20	5.50	117.2	18	1	2.7%	78.1%	1.20
321	B1	NE	7	15.4	109	2.12	14.8					2.12
322	B2	NE	11	11.4	136	1.49	11.5					1.49
323	B3	NE	3	9.8	33	1.64	12.6					1.64
330	YE	NW	22	42.9	804	4.13	105.7	80	2	0.3%	1.5%	4.06
331	YE_N	NW	6	33.1	164	1.63	15.4					1.63
332	YE_FW	NW	4	20.5	63	4.07	127.6	80	1	1.6%	18.6%	3.32
333	YE_HW	NW	2	17.5	23	1.32	4.9					1.32
334	YE_NFW	NW	3	21.3	48	4.32	17.4					4.32
400	RZ	Rand	25	13.5	415	2.41	22.4					2.40
401	RZ_FW	Rand	26	10.6	317	1.99	45.7	40	1	0.2%	0.4%	1.89
402	RZ_HW	Rand	5	8.1	46	1.66	10.1					1.66
410	R1A	Rand	17	17.1	434	1.64	88.5	40	1	0.2%	5.1%	1.45
411	R1A_FW	Rand	3	4.0	13	1.50	5.6					1.50
412	R1A_HW	Rand	6	25.3	238	2.39	33.8					2.34
413	R1B	Rand	5	17.8	123	1.92	14.5					1.92
414	R1B_HW	Rand	4	6.3	30	1.05	8.3					1.05
420	R2	Rand	4	14.8	87	1.75	8.3					1.75
430	PGP	Rand	11	5.7	82	2.08	17.7					2.08
431	T2	Rand	4	5.6	21	0.98	15.9					0.98
432	TX	Rand	5	8.5	45	2.22	17.5					2.22
433	TX_HW	Rand	1	9.5	7	0.86	1.4					0.86
500	AC	Spur	8	22.4	164	1.54	14.5					1.54
501	AR	Spur	7	4.6	26	0.78	6.8					0.78
502	CC	Spur	5	8.5	39	1.06	6.4					1.06
503	CR	Spur	1	9.1	7	2.40	10.0					2.40

All			634	15.9	9,995	2.68			29	0.3%	6.2%	2.51

ZoneN = numeric code of zone. ZoneC = character code of zone. Sector: NW = Naartok West, NE = Naartok East. #Inter. = number of drillhole intercepts in zone. Average Length = mean length (along hole) of zone intercepts. #Intervals = number of original assay intervals in zone intercepts. Average Au = mean uncut grade of those intervals. Max Au = maximum grade of those intervals. Cap Au = cap limit for grade of those intervals. %oz Au capped = percentage of gold lost with capping. Average Auc = mean cut grade of intervals.

Watts, Griffis and McOuat
Projection plane is vertical EW for Z and horizontal for A1_N.
Figure 20. Polygonal maps of intercepts in Zone Z (top) and Zone A1_N (bottom)

Watts, Griffis and McOuat
As illustrated by Figure 20, the polygonal maps of the zones on projection planes give some good insight on the density of control information for various parts of the zone and they can be used as a guide for the classification of zone Mineral Resources.
16.2.4 GOLD ASSAYS WITHIN INTERCEPTS AND CAPPING
Table 13 (shown previously) gives the statistics of gold assays for individual intervals within each zone. All together, there are 9,995 intervals of about 1 m within the 634 intercepts of 267 holes with the 46 zones.
Table 13 also lists the cap limits applied to original assay data in each zone. Applying that capping scheme, 29 intervals out of about 10,000 are capped and 6.2% of the gold metal is lost in the process. After capping, the average gold grade of all samples in the zones decreases from approximately 2.7 g/t to 2.5 g/t.
As illustrated by Figure 21, selected cap limits generally correspond to sudden slope increases of the high end of the cumulative frequency curve with a log scale. Unfortunately, those inflexion points are not unique and it is possible to propose a more severe capping scheme whereby 72 original gold assays are capped (about 0.7% of total) and the gold loss increases to 9.1%, i.e., 3% more than gold loss in the first scheme.
16.2.5 COMPOSITING AND VARIOGRAMS OF COMPOSITES
Prior to block grade interpolation, cut assay interval gold values within zone intercepts are numerically composited into fixed length (and longer) intervals so that composites can be considered as control points for grade with the same support, therefore sample length does not have to be taken into account in the block interpolation. The selected composite size is 2.5 m with an actual range from 0.5 to 3.5 m.
Overall the 9,995 assay intervals within the 634 drillhole zone intercepts are converted into 4,203 composites with the same average cut grade of 2.5 g Au/t. As expected, variability is high in all zones with coefficients of variation anywhere between 100% and 200% in the most important ones (see Table 14). Overall, that coefficient of variation is 172%.

Watts, Griffis and McOuat
Cap limits are preferentially taken in places where we see a sudden slope increase of the high end of the cumulative frequency curve with a log scale. In the Z zone case, 72 g/t is indeed such a point, but we could also pick 30 g/t, which is the next point. In the Y Zone case, the selected limit of 55 g/t is an inflexion point, but we could also pick 35 g/t, which is the next point down the curve.
Figure 21. Selection of high cap limits in Zone Z (top) and Zone Y (bottom)

Watts, Griffis and McOuat
Some attempts at characterizing the spatial continuity of the gold grade of composites by 3-D variograms have been made. Rather than having specific variograms in each zone (some of the smaller zones do not have enough composites to compute meaningful variograms), zones have been grouped according to average orientation (Table 12) into at least five sets:
•	Set 1: Zones Z, Z-FW, Z-HW and Z-Shoot: average plane dipping 65° to N – 730 composites;

•	Set 2: Zones Y, Y-HW, Y-HW2, X-1, X-2, X-3 and X-4: average plane dipping 55° to N – 999 composites;

•	Set 3: Zones A1, A1_N, A1_S, A1_SE, A1_SW, A2, A2_S, A2_SW, B1, B2 and B3: average plane dipping 35° to N315° – 1186 composites;

•	Set 4: Zones YE, YE_N, YE_FW, YE_HW and YEN_FW: average plane dipping 35° to N315° – 537 composites; and

•	Set 5: Zones RZ, RZ_FW, RZ_HW, R1A, R1A_FW, R1A_HW, R1B, R1B_HW, R2 and PGP: average plane dipping 80° to N15° – 564 composites.
The remaining composites (the two crossing veins, i.e., Q1 and Vein 4C + T2, TX, TX_HW, AC, AR, CC and CR) are not plentiful enough for meaningful 3-D variogram computation.
For each set, variograms were computed along five directions plus the average variogram in all directions:
•	the four principal directions of the average plane, i.e., horizontal strike + dip + the two intermediate directions called plunge east and plunge west). Lag distance is 30 m and tolerance is ±20°; and
•	the direction perpendicular to the average plane (called “Across”), which is not far from the direction of drillholes crossing the zone. Lag distance is 2.5 m and angular tolerance is ±30°.
Variograms are actually 1-correlogram, i.e., the sill is 1 (corresponds to a correlation coefficient of 0).
In each set, there are no pairs made of a composite in one zone and another composite in another zone.

Watts, Griffis and McOuat
TABLE 14
STATISTICS OF CUT COMPOSITE GRADES AND CUT INTERPOLATED BLOCK GRADES

			Composites					Blocks
				Min	Mean	Max			Min	Mean	Max
ZoneN	ZoneC	Sector	#cmp	g/tCau	g/tCau	g/tCau	%CV	#blks	g/tCau	g/tCau	g/tCau	%Ind

100	Z	NW	585	0.00	2.77	54.6	142	47,959	0.00	2.61	30.6	47.2%
109	Z_FW	NW	5	0.72	6.45	19.8	112	785	1.29	6.31	19.5	0.0%
111	Z_HW	NW	4	0.86	3.45	10.7	122	562	1.00	3.38	8.5	0.0%
150	Q1	NW	28	0.22	5.79	54.0	194	5,827	0.27	3.90	53.9	0.0%
151	Vein_4C	NW	10	1.98	12.64	34.4	81	787	1.99	8.95	25.8	0.0%
175	Z-Shoot	NW	140	0.01	8.46	60.0	118	4,746	0.50	7.49	37.6	79.6%
200	Y	NW	441	0.01	2.14	30.7	141	25,382	0.04	2.01	17.3	66.8%
211	Y_HW	NW	8	0.46	1.43	4.2	80	1,857	0.52	1.47	3.8	3.8%
212	Y_HW2	NW	9	0.26	1.90	11.2	175	295	0.32	1.83	7.6	0.0%
221	X_1	NW	309	0.00	0.95	10.5	169	7,044	0.02	0.78	8.6	97.3%
222	X_2	NW	44	0.01	1.17	7.0	136	846	0.12	1.29	5.2	100.0%
223	X_3	NW	150	0.00	1.00	20.0	224	3,515	0.00	1.13	13.8	97.9%
224	X_4	NW	38	0.00	2.51	20.7	193	1,323	0.13	2.16	14.6	0.0%
301	A1	NE	385	0.01	2.50	45.0	138	17,878	0.09	2.68	31.8	78.2%
302	A1_N	NE	355	0.00	2.13	17.0	114	45,467	0.00	1.77	13.0	24.1%
303	A1_S	NE	125	0.05	2.73	21.7	131	4,239	0.32	2.61	12.3	90.8%
304	A1_SE	NE	56	0.01	1.74	7.0	94	2,187	0.10	1.47	4.6	66.7%
305	A1_SW	NE	33	0.04	2.00	7.2	101	1,949	0.14	2.00	6.4	42.1%
310	A_2	NE	6	1.37	2.56	5.2	50	1,208	1.70	2.61	4.6	0.0%
311	A_2S	NE	108	0.09	1.12	7.2	113	6,266	0.18	0.99	6.0	49.2%
312	A2_SW	NE	9	0.01	1.08	4.4	124	462	0.11	1.04	2.9	73.1%
321	B1	NE	44	0.00	2.10	8.1	87	2,748	0.03	1.86	5.0	57.0%
322	B2	NE	53	0.01	1.46	5.5	75	4,225	0.13	1.33	4.7	48.1%
323	B3	NE	12	0.34	1.61	3.5	63	1,245	0.35	1.27	2.7	0.0%
330	YE	NW	382	0.01	4.05	60.9	178	21,088	0.05	3.91	56.5	52.0%
331	YE_N	NW	81	0.03	1.61	9.9	99	18,745	0.22	1.53	6.0	0.0%
332	YE_FW	NW	34	0.04	3.20	38.1	215	3,850	0.21	1.93	23.3	16.3%
333	YE_HW	NW	14	0.28	1.27	3.7	74	2,818	0.48	1.42	3.2	0.0%
334	YE_NFW	NW	26	0.40	4.26	11.7	74	6,228	0.71	3.50	8.9	0.0%
400	RZ	Rand	141	0.00	2.34	14.2	110	14,337	0.00	2.08	11.5	28.4%
401	RZ_FW	Rand	114	0.00	1.86	9.8	110	16,526	0.00	1.91	8.2	16.8%
402	RZ_HW	Rand	21	0.00	2.51	13.2	119	1,027	0.00	1.99	5.0	28.6%
410	R1A	Rand	120	0.00	1.54	17.8	137	8,879	0.02	1.60	12.2	39.9%
411	R1A_FW	Rand	6	0.06	1.47	3.4	80	787	0.06	1.05	2.7	0.0%
412	R1A_HW	Rand	63	0.14	2.33	12.2	109	3,926	0.14	2.24	8.7	28.7%
413	R1B	Rand	36	0.14	1.92	6.4	79	2,622	0.35	2.07	4.6	18.0%
414	R1B_HW	Rand	11	0.35	1.01	2.6	69	1,563	0.42	1.08	1.9	0.0%
420	R2	Rand	24	0.01	1.66	5.0	101	4,260	0.17	1.68	4.0	0.0%
430	PGP	Rand	28	0.22	2.06	6.6	93	2,683	0.38	2.29	6.1	36.5%
431	T2	Rand	10	0.05	0.95	2.8	82	4,055	0.05	0.95	2.0	0.0%
432	TX	Rand	19	0.55	2.17	6.2	66	3,810	1.02	2.36	5.2	0.3%
433	TX_HW	Rand	4	0.56	0.86	1.3	35	826	0.58	0.94	1.2	0.0%
500	AC	Spur	75	0.01	1.55	9.0	104	7,869	0.07	1.52	6.3	8.1%
501	AR	Spur	15	0.00	0.87	4.7	134	2,739	0.17	0.79	3.6	8.2%
502	CC	Spur	18	0.25	1.08	3.8	81	3,016	0.31	0.94	2.9	0.0%
503	CR	Spur	4	0.01	2.98	9.1	123	1,487	0.75	2.25	7.4	0.0%

All			4,203	0.00	2.50	60.9	172	321,943	0.00	2.25	56.5	38.4%

#cmp is the number of 2.5 composites in zone. Min., Mean and Max. are respectively the minimum, mean and maximum composite grade. %CV is the coefficient of variation of composite grades (standard deviation divided by mean). #blk is the number of blocks or block fractions interpolated in zone. %Ind is the percentage of blocks or block fractions classified as indicated

Watts, Griffis and McOuat
Experimental variograms and tentative models are shown on Figure 22. In all cases, the average variogram (which fits the “across” variogram for very short distances) indicates a moderate relative nugget effect of about 30%. Range across the zones appears shorter and are in the order of 10 m in all sets, except the third one where variograms look very isotropic. In the average plane of the zone, there is no obvious anisotropy (in other words, strike=dip) and ranges do not seem to exceed 40 m.
16.2.6 BLOCK GRADE INTERPOLATION
Cut grade of 2.5 m composites are distributed among blocks or portion of blocks on a 3-D grid and filling mineralized solids. The average grade of each block is interpolated from cut grades of available composites around the block, within a search ellipsoid of given size and orientation.
Selected blocks are 5 m cubes to account for the different orientations of zones, the generally complex geometry of mineralized solids and the minimum spacing between intercepts, which is of the order of 25 m. The block matrix has a maximum of 350 columns (along EW) from 432650E to 434400E, 280 rows (along NS) from 7550000N to 7551400N and 180 benches (along vertical) from Z=-780 to Z=+120. This is large enough to cover the maximum extent of the mineralized solids (from 432815E to 434220E, 7550185N to 7551200N and –665Z to +55Z).
As a general rule, blocks or portion of blocks in any given mineralized zone are interpolated only from composites in the same zone. The only exceptions are zones Z and RZ, where blocks are interpolated from composites in both zones together, the justification being that RZ zone is the continuation of the Z zone in the Rand sector.

Watts, Griffis and McOuat
Figure 22. Experimental variograms and models for cut composite grade in groups of zones

Watts, Griffis and McOuat
For the Madrid Mineral Resource estimate, the search for composites around a block uses ellipsoids of increasing size, together with a minimum number of composites within an ellipsoid and a maximum number of composites in the same hole. The more stringent search starts with a 150 x 75 x 50 m ellipsoid and a minimum of 9 composites within the ellipsoid, together with a maximum of 3 composites in the same hole (which guarantees that interpolation is done from data from at least 3 intercepts). If those conditions are not met, the second attempt to interpolate the block uses the same ellipsoid, but the minimum number of composites is reduced to 4 (hence, now blocks may be interpolated from data from just two different intercepts). The next step relaxes the search conditions further by increasing the size of the search ellipsoid by about 30% (and slightly reducing its anisotropy) to 200 x 100 x 75 m, while keeping the minimum number of composites at 4, but sometimes reducing the maximum number of composites in the same hole to 2 (still allowing interpolation from data from only two different intercepts). A fourth step is also possible with a 250 x 170 x 110 m ellipsoid, but this step seems to be rarely used. In all cases, interpolation is done with the closest (with anisotropic distances) 18 composites within the search ellipsoid. No octant search is implemented.
Great care has been taken to adapt the orientation of the search ellipsoids to the local changes in the orientation of the mineralized zones, which is definitely good practice in order to avoid artefacts in the pattern of grade variation within zones (elongation of high and low grade shoots oblique with respect to zone limits), especially when anisotropic distances are used. Table 15 details the 28 “orientation” sectors defined in the mineralized zones Z and Z-Shoot. In this case, those sectors correspond to rectangular panels on the EW vertical long section. Orientation of ellipsoids is defined according to Gemcom’s 3 rotation angles (along Z, rotated Y and finally rotated Z). The first two angles can be considered as first approximations to the 90°-azimuth and dip of the long axis (e.g., 90/72 = dip 72° to N). They define the plane of the long + intermediate axis which fits the average plane of the zone (e.g., 90/72 means that this average plane strikes EW and dips 72° to N). The third angle gives the final plunge of the long axis in the average strike + dip plane (e.g., –15 means that azimuth of the long axis is more like N15° than N0°). According to the numbers in Table 15, the strike of Z and Z-Shoot varies from NW-SE (Z = 48) to NE-SW (Z = 135), while the dip varies from 45° to 82° to the N. The third angle is always 15°. In all cases, the long axis is near the dip of zone, while the intermediate axis is near the strike.

Watts, Griffis and McOuat
TABLE 15
DETAILS OF THE DIFFERENT GRADE INTERPOLATION RUNS FOR BLOCKS OF Z-SHOOT AND Z ZONES

Zone	Run	Z	Y	Z	Max	Int	Min	Maxsh	Xmin	Xmax	Ymin	Ymax	Zmin	Zmax	Mins	Maxs	#blks	g/tAu

Z-Shoot	1a	90	72	-15	150	75	50	3	1	350	1	280	1	34	9	18	1,028	11.23
Z-Shoot	1b	90	62	-15	150	75	50	3	1	350	1	280	35	49	9	18	597	9.84
Z-Shoot	2a	110	62	-15	150	75	50	3	1	350	1	280	50	59	9	18	719	7.87
Z-Shoot	2b	135	70	-15	150	75	50	3	1	350	1	280	60	180	9	18	2,523	5.54
Z-Shoot	2b2	135	70	-15	150	75	50	3	1	350	1	280	60	180	4	18	22	3.14
Z-Shoot	2b3	135	70	-15	200	100	75	3	1	350	1	280	60	180	6	18	21	3.96
Total																	4,910
Z	1a	70	45	-15	150	75	50	3	1	46	1	280	1	180	9	18	0
Z	1a2	70	45	-15	150	75	50	3	1	46	1	280	1	180	4	18	138	0.44
Z	1a3	70	45	-15	200	100	75	2	1	46	1	280	1	180	4	18	196	0.06
Z	1a4	70	45	-15	250	170	110	2	1	46	1	280	1	180	4	18	118	0.97
Z	2a	65	66	-15	150	75	50	3	47	63	1	280	1	33	9	18	865	1.82
Z	2a2	65	66	-15	150	75	50	3	47	63	1	280	1	33	4	18	17	0.85
Z	2b	48	62	-15	150	75	50	3	47	63	1	280	34	40	9	18	312	1.53
Z	2b2	48	62	-15	150	75	50	3	47	63	1	280	34	40	4	18	32	0.58
Z	2c	85	62	-15	150	75	50	3	47	63	1	280	41	180	9	18	789	1.31
Z	2c2	85	62	-15	150	75	50	3	47	63	1	280	41	180	4	18	377	0.83
Z	3a	97	85	-15	150	75	50	3	64	85	1	280	1	44	9	18	2,275	2.85
Z	3b	80	70	-15	150	75	50	3	64	85	1	280	45	65	9	18	1,970	3.31
Z	3c	75	62	-15	150	75	50	3	64	85	1	280	66	180	9	18	1,756	2.67
Z	3c2	75	62	-15	150	75	50	3	64	85	1	280	66	180	9	18	272	3.29
Z	4a	85	70	-15	150	75	50	3	86	109	1	280	1	51	9	18	3,514	3.97
Z	4b	85	55	-15	150	75	50	3	86	109	1	280	52	110	9	18	5,251	3.93
Z	4b2	85	55	-15	150	75	50	3	86	109	1	280	52	110	4	18	568	3.85
Z	4b3	85	55	-15	200	100	75	3	86	109	1	280	52	110	4	18	10	3.27
Z	4c	85	55	-15	150	75	50	3	86	109	1	280	111	180	9	18	106	3.9
Z	4c2	85	55	-15	150	75	50	3	86	109	1	280	111	180	4	18	589	6.2
Z	4c3	85	55	-15	200	100	75	3	86	109	1	280	111	180	4	18	1,697	5.61
Z	5a	85	70	-15	150	75	50	3	110	115	1	280	1	36	9	18	560	2.35
Z	5b	110	70	-15	150	75	50	3	110	115	1	280	37	59	9	18	799	3.96
Z	5c	130	70	-15	150	75	50	3	110	115	1	280	60	71	9	18	642	2.88
Z	5d	130	65	-15	150	75	50	3	110	115	1	280	72	84	9	18	730	2.44
Z	5e	130	72	-15	150	75	50	3	110	115	1	280	85	124	9	18	1,084	2.96
Z	5e2	130	72	-15	150	75	50	3	110	115	1	280	85	124	4	18	271	5.03
Z	5f	95	82	-15	150	75	50	3	110	115	1	280	125	180	9	18	0
Z	5f2	95	82	-15	150	75	50	3	110	115	1	280	125	180	4	18	126	8.28
Z	5f3	95	82	-15	200	100	75	3	110	115	1	280	125	180	4	18	217	10.59
Z	6a	85	57	-15	150	75	50	3	116	131	1	280	1	44	9	18	1,539	2.2
Z	6b	105	57	-15	150	75	50	3	116	131	1	280	45	79	9	18	3,470	3.07
Z	6c	130	75	-15	150	75	50	3	116	131	1	280	80	134	9	18	3,520	1.69
Z	6c2	105	75	-15	150	75	50	3	116	131	1	280	80	134	4	18	581	2.88
Z	6c3	105	75	-15	200	100	75	3	116	131	1	280	80	134	4	18	19	3.26
Z	6d	130	75	-15	150	75	50	3	116	131	1	280	135	180	9	18	0
Z	6d2	130	75	-15	150	75	50	3	116	131	1	280	135	180	4	18	86	4.31
Z	6d3	130	75	-15	200	100	75	3	116	131	1	280	135	180	4	18	466	4.84
Z	7a	85	57	-15	150	75	50	3	132	187	1	280	1	69	9	18	7,187	1.72
Z	7a2	85	57	-15	150	75	50	3	132	187	1	280	1	69	4	18	749	1.89
Z	7a3	85	57	-15	200	100	75	3	132	187	1	280	1	69	4	18	102	2.69
Z	7b	85	65	-15	150	75	50	3	132	187	1	280	70	104	9	18	3,591	1.16
Z	7b2	85	65	-15	150	75	50	3	132	187	1	280	70	104	4	18	542	0.42
Z	7b3	85	65	-15	200	100	75	3	132	187	1	280	70	104	4	18	709	0.64
Z	7c	85	75	-15	150	75	50	3	132	187	1	280	105	180	9	18	1,722	2.92
Z	7c2	85	75	-15	150	75	50	3	132	187	1	280	105	180	4	18	960	1.27
Z	7c3	85	75	-15	200	100	75	3	132	187	1	280	105	180	4	18	934	1.19

Total																	51,458

Z, Y and Z are the angles of the 3 successive rotations to set the search ellipsoid (according to Gemcom’s convention). Max, Int and Min are the 3 principal radii of that search ellipsoid. Maxsh is the maximum number of composites from the same hole. Xmin/Xmax, Ymin/Ymax and Zmin/Zmax are the limit column, row and bench indices for the interpolated panel. Mins and Maxs are the minimum and maximum number of composites in the search ellipsoid, #blk is the number of blocks in the panel interpolated in the run and g Au/t is the average interpolated value.

Watts, Griffis and McOuat
Once composites have been selected, interpolation of the grade of the block from the composite grades is by inverse squared distance (“ID2”). In that weighting, distances are recomputed using the radii and orientation of the ellipsoid (= anisotropic distances). In other words, for a 150 x 75 x 50 m ellipsoid, a composite at a distance of 30 m from the block in the direction of the long radius (150 m) has the same weight as another composite at a distance of 15 m along the direction of the intermediate radius (75 m) or another one at a distance of 10 m along the direction of the short axis (50 m).
Views of the Z and Z-Shoot blocks are shown on Figure 23. Visually speaking, there is always a good agreement between block values and that of nearby composites. The orientation and anisotropy of most ellipsoids used to interpolate the blocks of Z and Z-Shoot show well on the long section with elongated shoots of high and low grade along a high plunge to the east (which is the main axis of the Z-Shoot zone itself).
Statistics of final block interpolated values are summarized on Table 14. All together, 321,943 blocks or block fractions have been interpolated. In a majority of cases, the mean interpolated grade in a zone is less than the mean composite grade, which corresponds to the usual situation of less data in not densely drilled areas. Overall, the mean interpolated block grade (2.25 g Au/t) is 10% less than the mean composite grade (2.50 g Au/t).
16.2.7 MINERAL RESOURCE CATEGORIZATION
Individual blocks or block fractions in any given mineralized zone are classified as either an Indicated or Inferred Mineral Resource. A block is classified as Indicated if there are sufficient composites of the same zone (or both zones, in the Z and RZ case) in order for the interpolation to be completed. The criterion used is a minimum of 5 composites from at least 3 different intercepts (maximum of two composites in the same hole) within a search ellipsoid of 66 x 45 x 30 m (hence smaller and less anisotropic than the standard search ellipsoid used for grade interpolation). The orientation of that search ellipsoid is the same as that for grade interpolation, i.e., it is defined by panels based on local changes of the orientation of the zones themselves (i.e., 28 panels for Z and Z-Shoot and 135 panels for all zones together). Miramar’s justification for this criterion is that it matches the traditional rule used by the company for the other Hope Bay deposits, i.e., an Indicated Resource is material recognized by holes drilled on a 50 m x 50 m grid.

Watts, Griffis and McOuat

Z-Shoot
Z=0
Z=-600
Table#2
0.000<=au<1.000
1.000<=au<2.000
2.000<=au<3.000
3.000<=au<5.000
5.000<=au<10.000
10.000<=au<1000.000
432900E
433500E
Table#2
0.000<=au<1.000
1.000<=au<2.000
2.000<=au<3.000
3.000<=au<5.000
5.000<=au<10.000
10.000<=au<1000.000
Z=-47.5
7550500N
432900E
433500E
Z=-217.5
7550600N
432900E
433500E
Z=-347.5
7550600N
432900E
433500E
Z=-492.5
7550700N
432900E
433500E

Top: long section (EW vertical) with composites + limits to the left and blocks to the right.
Bottom: specific 5m benches with limits, composites (+) and blocks.
Figure 23. Views of Mineral Resource block model for mineralized zones Z and Z-Shoot

Watts, Griffis and McOuat
Table 14 (last column) gives the percentage (by volume or tonnage) of blocks or block fractions classified as Indicated in each zone based on the above criterion. That percentage varies from 0% (by definition, all small zones with less than 3 intercepts but also zones with more intercepts like the Q1 and Vein_4C veins) to 100% (Zone X_2) with an overall average of only 38%. In other words, tonnage wise, about 2/3 of the estimated Naartok-Rand-Spur Mineral Resources are in the Inferred category. As expected, the Indicated fraction has a better average grade than the Inferred fraction (2.67 g/t vs. 1.99 g/t), but more than 50% of total estimated ounces are categorized as an Inferred Mineral Resource.
Figure 24 shows the categorization of Mineral Resource blocks of the Z and Z-Shoot zones by Miramar. It compares that categorization to a simpler one based on average intercept grid on the long section. In that latter case, Inferred Mineral Resources are predominantly from marginal zones, especially at depth, with no data or a much longer spacing (in this case 100 m or more) between intercepts. In those two zones, it appears that the Miramar`s classification is more conservative than our suggested categorization based on a visual delineation of sectors with about the same intercept spacing on the long section. This tendency is confirmed in other zones and it explains the high percentage of Inferred Mineral Resources in Miramar`s classification.
16.2.8 RESULTS
Indicated and Inferred Mineral Resources are summarized in Tables 16 and 17, respectively, at no cutoff and at cutoffs of 1, 2 3 and 4 g Au/t directly applied to block or block fraction grade estimates in each mineralized zone.
It is important to stress that Mineral Resources above a selected cutoff is not indicative of the average production grade, if such a cutoff is applied in a future mining operation. In that case, Mineral Reserves would have to be determined with the appropriate mining dilution and losses properly added to the Mineral Resources. Presently, there are no Mineral Reserves defined in the NRS sectors of Madrid. Mineral Resources above cutoff (especially with an ID2 interpolation) are just indicative of the in-situ grade distribution of fairly small blocks (much smaller than mining blocks) in the different zones.

Watts, Griffis and McOuat
All views are E-W vertical long sections. Top left: maximum extent of the zone (grey shade with light blue for Z-Shoot) and composites. Top right: projected intercepts (Z zone only) with extension polygons of 30 m radius. Those polygons help define the limit of an upper central sector with about a 40 m grid of intercepts across the zone, which would be an acceptable sector of Indicated Mineral Resources. Bottom left: projection of blocks classified as Indicated by Miramar. All are within the alternative limits. Bottom right: projection of blocks classified as Inferred by Miramar. They cover the entire alternative Inferred sector, plus a significant part of the alternative Indicated sector.
Figure 24. Categorization of Mineral Resource blocks in the Z and Z-Shoot zones

Watts, Griffis and McOuat
Notwithstanding the previous remark, the numbers in Tables 16 and 17 show that:
•	at the low cutoff of 1 g Au/t, for the Indicated Mineral Resources, 63% of the gold metal (2.19 Moz) is contained within just six zones: YE (420 Koz), Z (390 Koz), A1 (340 Koz), Y and Z-Shoot (230 Koz each) and A1_N (190 Koz);
•	at the high cutoff of 3 g Au/t, the same six zones with the highest contained gold has their contribution increased to 88% of the total (1.30 Moz); and
•	Inferred Mineral Resources are more evenly distributed among the zones. At the 1 g Au/t cutoff, only 48% of the total metal (2.51 Moz) is contained within five zones (three being the same as in the Indicated category), distributed as follows: A1_N (400 Koz), Z (360 Koz), YE (320 Koz), and two new zones: YE_NFW (170 Koz) and RZ_FW (150 Koz). At the higher 3 g Au/t cutoff, zones YE and Z have the most contained gold at 220 Koz and 210 Koz, respectively.
16.2.9 SENSITIVITY ANALYSIS
The estimated quantity of metal in a Mineral Resource is sensitive to the cap limits applied to high assay values in each zone. As indicated in Section 16.2.4, it is possible to implement a more severe capping approach, which would tend to maintain a 10:1 ratio between cap limit and average uncapped grade in all zones. If the blocks are re-interpolated from the new set of capped composites, about 3.4% of the Indicated gold and 2.7% of the Inferred gold at no cutoff (Table 18) would be lost. At the 2% cutoff, differences are a little bit more pronounced, as 4.6% of the estimated gold metal is lost in both categories. Nevertheless, those percentages are within the uncertainty of Mineral Resource estimates and the possible gold loss in Indicated resources is largely offset by the conservative resource classification adopted by Miramar.
Estimated Mineral Resources above a cutoff are sensitive to the selected block grade interpolation and the degree of smoothing involved in each method. If the blocks are re-interpolated by ordinary kriging (“OK”) with a variogram model similar to those shown in Section 16.2.5 (i.e., a 30% relative nugget effect, a 40 m range in the average plane of zone and a 10 m range perpendicular to that plane), the additional smoothing of kriging with such a variogram generates more tonnes at a lower grade at low cutoffs, such as 1 g/t and 2 g/t and

Watts, Griffis and McOuat
TABLE 16
ESTIMATED INDICATED MINERAL RESOURCES OF NRS AT VARIOUS GOLD CUTOFFS

INDICATED			No cutoff			1g/t cutoff			2g/t cutoff			3g/t cutoff			4g/t cutoff
ZoneN	ZoneC	Sector	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au

100	Z	NW	4,400	2.8	390	4,100	3.0	390	2,600	3.8	320	1,500	4.7	230	800	5.8	150
109	Z_FW	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
111	Z_HW	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
150	Q1	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
151	Vein_4 C	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
175	Z-Shoot	NW	900	8.0	230	900	8.0	230	900	8.2	230	800	8.6	220	700	9.2	210
200	Y	NW	3,500	2.1	230	3,200	2.2	230	1,400	3.2	140	600	4.2	80	200	5.6	40
211	Y_HW	NW	0	1.6	0	0	1.7	0	0	2.3	0	0	3.3	0	0	4.1	0
212	Y_HW2	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
221	X_1	NW	1,700	0.8	40	400	1.6	20	100	2.8	10	0	4.1	0	0	5.0	0
222	X_2	NW	100	1.3	10	100	1.7	0	0	2.5	0	0	3.7	0	0	4.8	0
223	X_3	NW	600	1.1	20	300	1.9	20	100	3.1	10	0	4.4	0	0	5.4	0
224	X_4	NW	0	1.4	0	0	1.5	0	0	0.0	0	0	0.0	0	0	0.0	0
301	A1	NE	3,700	2.9	350	3,500	3.0	340	2,200	3.9	280	1,300	5.0	200	700	6.1	140
302	A1_N	NE	2,700	2.2	200	2,400	2.4	190	1,400	3.1	140	500	4.3	70	200	5.7	40
303	A1_S	NE	1,000	2.7	90	1,000	2.8	90	500	3.8	70	300	5.3	40	200	6.3	30
304	A1_SE	NE	400	1.6	20	300	1.8	20	100	2.7	10	0	3.9	0	0	6.2	0
305	A1_SW	NE	200	2.1	10	200	2.2	10	100	2.7	10	0	3.3	0	0	4.3	0
310	A_2	NE	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
311	A_2S	NE	600	1.0	20	100	1.8	10	0	3.1	0	0	3.8	0	0	4.3	0
312	A2_SW	NE	0	1.1	0	0	1.4	0	0	2.5	0	0	3.3	0	0	0.0	0
321	B1	NE	300	1.9	20	300	2.1	20	100	2.8	10	0	3.7	0	0	4.4	0
322	B2	NE	400	1.2	10	200	1.4	10	0	2.3	0	0	0.0	0	0	0.0	0
323	B3	NE	0	1.4	0	0	1.4	0	0	4.2	0	0	4.2	0	0	4.2	0
330	YE	NW	3,100	4.3	430	3,000	4.4	420	2,300	5.3	390	1,700	6.4	340	1,200	7.5	290
331	YE_N	NW	0	7.6	0	0	7.6	0	0	7.6	0	0	7.6	0	0	7.6	0
332	YE_FW	NW	100	3.1	10	100	4.2	10	100	5.4	10	0	6.4	10	0	7.5	10
333	YE_HW	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
334	YE_NFW	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
400	RZ	Rand	800	2.8	70	800	2.9	70	500	3.5	60	300	4.5	40	200	5.2	30
401	RZ_FW	Rand	500	2.2	40	500	2.3	40	300	2.8	30	100	3.8	10	0	4.8	0
402	RZ_HW	Rand	0	2.1	0	0	2.1	0	0	2.6	0	0	3.2	0	0	0.0	0
410	R1A	Rand	700	1.7	40	600	2.0	40	200	2.9	20	100	4.1	10	0	5.6	0
411	R1A_FW	Rand	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
412	R1A_HW	Rand	300	2.0	20	200	2.4	20	100	3.4	10	100	3.9	10	0	5.0	0
413	R1B	Rand	100	2.5	10	100	2.5	10	100	3.0	10	0	3.5	0	0	4.2	0
414	R1B_HW	Rand	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
420	R2	Rand	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
430	PGP	Rand	100	3.2	10	100	3.3	10	100	3.8	10	100	4.0	10	0	4.4	10
431	T2	Rand	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
432	TX	Rand	0	2.0	0	0	2.0	0	0	2.1	0	0	0.0	0	0	0.0	0
433	TX_HW	Rand	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
500	AC	Spur	100	1.5	10	100	1.7	10	0	3.1	0	0	3.8	0	0	4.6	0
501	AR	Spur	0	1.0	0	0	1.9	0	0	2.3	0	0	3.6	0	0	0.0	0
502	CC	Spur	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
503	CR	Spur	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0

All			26,600	2.7	2,280	22,400	3.0	2,190	13,200	4.1	1,760	7,400	5.5	1,300	4,400	6.8	970

Watts, Griffis and McOuat
TABLE 17
ESTIMATED INFERRED MINERAL RESOURCES OF NRS AT VARIOUS GOLD CUTOFFS

INFERRED			No cutoff			1g/t cutoff			2g/t cutoff			3g/t cutoff			4g/t cutoff
ZoneN	ZoneC	Sector	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au

100	Z	NW	4,900	2.4	380	3,700	3.0	360	2,400	3.9	290	1,300	5.1	210	700	6.2	150
109	Z_FW	NW	100	6.3	10	100	6.3	10	100	6.9	10	100	7.7	10	0	8.3	10
111	Z_HW	NW	100	3.4	10	100	3.4	10	0	3.9	0	0	4.6	0	0	5.0	0
150	Q1	NW	500	3.9	60	500	4.1	60	400	4.6	60	200	8.2	40	100	9.6	40
151	Vein_4 C	NW	100	9.0	10	100	9.0	10	100	9.0	10	0	9.3	10	0	10.1	10
175	Z-Shoot	NW	200	5.5	40	200	5.5	40	200	5.6	40	200	6.2	40	100	7.3	30
200	Y	NW	1,700	1.8	100	1,500	2.0	100	500	2.8	50	100	5.1	10	0	6.7	10
211	Y_HW	NW	200	1.5	10	200	1.6	10	0	2.3	0	0	3.2	0	0	0.0	0
212	Y_HW2	NW	0	1.8	0	0	4.3	0	0	4.4	0	0	4.4	0	0	4.5	0
221	X_1	NW	0	1.3	0	0	2.0	0	0	2.7	0	0	3.5	0	0	4.2	0
222	X_2	NW	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0	0	0.0	0
223	X_3	NW	0	1.5	0	0	1.5	0	0	2.9	0	0	3.3	0	0	5.4	0
224	X_4	NW	100	2.2	10	100	3.2	10	0	4.4	10	0	5.1	10	0	6.3	0
301	A1	NE	1,100	2.0	70	900	2.2	60	400	3.1	40	100	4.6	20	0	6.9	10
302	A1_N	NE	8,600	1.6	450	6,500	1.9	400	2,100	3.1	210	900	4.1	110	200	6.1	50
303	A1_S	NE	100	1.7	10	100	1.8	10	0	2.6	0	0	3.8	0	0	5.0	0
304	A1_SE	NE	200	1.1	10	100	1.5	0	0	2.5	0	0	3.4	0	0	4.4	0
305	A1_SW	NE	300	2.0	20	200	2.3	10	100	3.4	10	100	4.1	10	0	4.9	0
310	A_2	NE	200	2.6	20	200	2.6	20	100	3.2	10	100	3.5	10	0	4.1	0
311	A_2S	NE	600	1.0	20	200	1.8	10	100	2.9	10	0	4.4	0	0	4.8	0
312	A2_SW	NE	0	0.9	0	0	1.1	0	0	4.3	0	0	4.3	0	0	4.3	0
321	B1	NE	200	1.7	10	200	1.9	10	100	2.8	10	0	3.5	0	0	4.4	0
322	B2	NE	400	1.5	20	300	1.6	20	100	2.6	0	0	3.3	0	0	4.3	0
323	B3	NE	200	1.3	10	100	1.8	10	0	2.3	0	0	4.0	0	0	4.0	0
330	YE	NW	2,900	3.5	320	2,700	3.7	320	1,800	4.8	270	1,100	6.1	220	800	7.4	180
331	YE_N	NW	5,000	1.5	240	3,500	1.9	210	1,000	2.9	100	400	3.8	50	200	4.3	20
332	YE_FW	NW	700	1.7	40	300	3.3	30	100	6.2	20	100	7.1	20	100	7.9	20
333	YE_HW	NW	500	1.4	20	300	1.8	20	100	2.3	10	0	3.2	0	0	0.0	0
334	YE_NFW		1,500	3.5	170	1,500	3.5	170	1,200	4.0	150	800	4.7	120	500	5.3	90
400	RZ	Rand	2,100	1.8	120	1,700	2.1	110	700	3.0	60	200	4.3	30	100	5.3	20
401	RZ_FW	Rand	2,500	1.9	150	2,300	2.0	150	1,100	2.6	90	200	3.7	20	0	5.0	10
402	RZ_HW	Rand	100	1.9	10	100	2.1	10	100	2.8	0	0	3.5	0	0	4.3	0
410	R1A	Rand	1,100	1.6	60	800	1.9	50	300	2.9	20	100	3.5	10	0	4.5	0
411	R1A_FW	Rand	100	1.0	0	0	1.9	0	0	2.3	0	0	0.0	0	0	0.0	0
412	R1A_HW	Rand	700	2.3	50	500	2.7	50	300	4.1	30	200	4.6	30	100	5.5	20
413	R1B	Rand	400	2.0	30	400	2.0	20	100	2.5	10	0	3.4	0	0	4.2	0
414	R1B_HW	Rand	200	1.1	10	100	1.4	10	0	0.0	0	0	0.0	0	0	0.0	0
420	R2	Rand	1,000	1.7	50	600	2.3	50	400	2.7	30	100	3.4	10	0	4.0	0
430	PGP	Rand	300	1.8	10	200	2.6	10	100	3.4	10	100	3.6	10	0	4.1	0
431	T2	Rand	400	0.9	10	200	1.3	10	0	0.0	0	0	0.0	0	0	0.0	0
432	TX	Rand	600	2.4	40	600	2.4	40	400	2.6	30	100	3.4	10	0	4.2	0
433	TX_HW	Rand	100	0.9	0	100	1.2	0	0	0.0	0	0	0.0	0	0	0.0	0
500	AC	Spur	1,700	1.5	80	1,300	1.8	70	300	2.8	30	100	3.7	10	0	4.6	0
501	AR	Spur	300	0.8	10	100	1.3	0	0	2.0	0	0	0.0	0	0	0.0	0
502	CC	Spur	500	0.9	10	100	2.0	10	0	2.3	0	0	0.0	0	0	0.0	0
503	CR	Spur	200	2.3	20	100	3.2	10	100	3.3	10	100	3.3	10	0	5.3	0

All			42,600	2.0	2,730	32,700	2.4	2,510	14,800	3.5	1,680	6,700	4.9	1,060	3,300	6.4	690

Watts, Griffis and McOuat
less tonnes at a lower grade at higher cutoffs, suck as 3 g/t and 4 g/t (see Table 18). At the 2 g Au/t cutoff, kriging generates about 5% more tonnes, but about 6.5% less grade, hence an overall loss of ounces of about 2% occurs. Those differences are within acceptable limits.
TABLE 18
SENSITIVITY OF NRS MINERAL RESOURCES TO CAPPING AND INTERPOLATION METHOD

		No cutoff			1g/t cutoff			2g/t cutoff			3g/t cutoff			4g/t cutoff
Cut	Interp.	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au	ktonnes	g Au/t	koz Au

Indicated Resources
Orig	ID2	21,400	3.0	2,070	19,800	3.2	2,030	12,400	4.2	1,670	7,000	5.5	1,250	4,300	6.9	950
Orig	OK	21,400	2.9	2,030	20,400	3.1	2,000	12,900	3.9	1,630	6,900	5.2	1,160	4,100	6.5	850
Orig	OK	0.0%	-2.3%	-2.0%	2.8%	-4.1%	-1.3%	4.5%	-6.4%	-2.3%	-1.4%	-5.8%	-7.1%	-5.4%	-6.0%	-11.1%
Alt	ID2	21,400	2.9	2,000	19,800	3.1	1,960	12,200	4.1	1,600	6,800	5.3	1,160	4,000	6.6	860
Alt	ID2	0.0%	-3.6%	-3.4%	-0.1%	-3.4%	-3.4%	-1.0%	-3.6%	-4.6%	-3.3%	-3.6%	-6.8%	-6.4%	-3.2%	-9.5%
Alt	OK	21,400	2.9	1,960	20,400	3.0	1940	12,800	3.8	1,560	6,600	5.1	1,070	3,700	6.3	750
Alt	OK	0.0%	-5.3%	-5.3%	2.8%	-7.2%	-4.7%	3.6%	-9.8%	-6.6%	-5.8%	-9.0%	-14.2%	-14.0%	-8.3%	-21.2%

Inferred Resources
Orig	ID2	32,900	2.1	2,220	26,200	2.5	2,070	12,100	3.6	1,420	5,600	5.1	920	3,000	6.5	630
Orig	OK	32,900	2.1	2,220	27,100	2.4	2,080	12,800	3.4	1,400	5,400	4.8	830	2,700	6.2	530
Orig	OK	0.0%	0.0%	-0.2%	3.7%	-3.2%	0.3%	5.3%	-6.6%	-1.7%	-3.5%	-6.1%	-9.3%	-12.5%	-4.5%	-16.4%
Alt	ID2	32,900	2.0	2,160	26,100	2.4	2,010	12,000	3.5	1,360	5,400	4.9	850	2,800	6.2	570
Alt	ID2	0.0%	-2.9%	-2.7%	-0.2%	-2.8%	-2.9%	-1.3%	-3.3%	-4.6%	-2.8%	-4.5%	-7.1%	-6.3%	-4.6%	-10.9%
Alt	OK	32,900	2.0	2,160	27,100	2.3	2,030	12,600	3.3	1,340	5,200	4.6	770	2,400	6.0	460
Alt	OK	0.0%	-2.9%	-2.7%	3.7%	-5.7%	-2.3%	3.4%	-9.1%	-6.2%	-7.2%	-9.6%	-16.1%	-20.8%	-8.0%	-27.1%

Sensitivities were run on the Mineral Resources of 23 zones (out of a total of 46), which represent 91% of the Indicated ounces and 81% of the Inferred ounces at no cutoff in the base case (in yellow) . Cut: Orig. = base case scheme described in Table 13. Alt. = alternative and more severe scheme which caps about 0.7% of mineralized intervals and 9.1% of their expressed gold metal. Interp.: ID2=inverse squared distance (base case); OK=ordinary kriging.
At higher cutoffs (3 g/t and more), more differences are observed between the base case (soft capping + ID2) and alternative models with either a more severe capping or a more smoothing block grade interpolation method like OK. For those reasons, we do not recommend that the base case model be used to quote Mineral Resources at higher cutoff grades.

Watts, Griffis and McOuat
17. MINING ACTIVITIES
Previous owner BHP conducted an underground exploration and bulk sampling program on the Boston deposit between 1996 and 1997. The work was carried out by Procon Mining and Tunnelling Ltd. (“Procon”) of Burnaby B.C. The deposit was accessed via a portal and decline. Some 2,340 m of decline/ramp/drifting/crosscuts were excavated to 200 m vertical and 201 m of raise development was done. Drifting was done on the B2 and B3 Zones.
Approximately 27,000 tonnes of B2 and B3 mineralized material and 105,000 tonnes of waste were brought to surface and almost all of it was crushed to 1.5 to 2.0 cm size. The waste was used for local fill and the airstrip. A sampling tower was set up to collect representative samples of “ore” (~1:1,000 sample reduction). The samples from the tower were collected on a round by round basis. In 1996, 9.4 tonnes of this material and sent to the BHP Reno Lab and in 1997 an additional 11.7 tonnes were sent to Lakefield Laboratories (now SGS Lakefield) for detailed analysis of grade, recovery and metallurgical characteristics as described in Section 18.
Miramar has carried out no mining activities on the property, however, did dewater and rehabilitate the Boston decline/ramp in 2000, after which it carried out a detailed underground diamond drilling program. The dewatering/rehabilitation work was carried out by Procon and the drilling was conducted by Advanced Drilling Ltd. of Surrey, B.C. Miramar has used some of the remaining BHP underground material for local fill.

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18. MINERAL PROCESSING AND METALLURGICAL TESTING
18.1 BHP STUDIES
18.1.1 1992 BOSTON DEPOSIT
BHP carried out polished section and mineralogical studies and collected 726 drill core pulps from which it prepared four composite samples for in-house metallurgical studies. One sample was composed of quartz dolomite vein material with 3-15% pyrite at or near the contact between altered mafic volcanics and graphitic sediments. The head assay was 33.2 g Au/t. Two samples were composed of quartz dolomite vein material with slightly lesser pyrite in mafic volcanics. The head assays were 6.24 and 11.6 g Au/t. The fourth was composed of lesser quartz carbonate veining, 5-20% pyrite in graphitic sediments. The head assay was 5.27 g Au/t.
Both flotation and direct cyanidation testwork was carried out and concluded that all samples were amenable to both processes and satisfactory recoveries up to 95% were obtained. It was further concluded that direct cyanidation could recover 85-95% of the gold in 48 hours of leach time, although the high graphite composite returned only 82% recovery. Lime and cyanide consumption were moderate and finer feed sizes improved recoveries although no significant grinding testwork was carried out. It was concluded that flotation could recover 95% of the gold in angle rougher stage. Again, finer feed sizes improved recoveries. Cyanidation of the flotation tails was effective and increased overall recoveries to 99%.
Further cyanidation and flotation testwork was recommended, as was consideration of a gravity preconcentration circuit.
18.1.2 1996-1997 BOSTON BULK SAMPLING PROGRAM
Approximately 9.4 tonnes of bulk sample material from the 1996 program was sent to BHP’s in-house lab in Reno. BHP carried out grindability, gravity, flotation and cyanidation testwork on several individual and composite samples. The studies noted the presence of potentially preg robbing carbon in several samples but that Boston “ore” would be free milling and have recoveries of 92-95.5%. Two possible process flow-sheets were envisaged:

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gravity and flotation circuits with a secondary cyanide leach on the tails, or the simpler whole-ore cyanide leach. BHP concluded that whole-ore leach was the preferable route given somewhat better recoveries.
Lakefield Research Limited received 10.7 tonnes of bulk sample material from the 1997 program and carried out testwork basically similar to that of BHP’s lab, namely gravity, flotation and cyanide leach testwork on three composites. The composites were designated B2 Average, B2 Low and B3.
Results for B2 Average showed that gold recoveries of 89% were achieved by a combination of gravity preconcentration followed by flotation and cyanidation of concentrate versus 94% gold recovery by a combination of gravity and leaching the gravity tailings. Lakefield seemed to favour a flotation concentrate leach processing option since a smaller plant would be required.
18.2 MIRAMAR STUDIES
18.2.1 GENERAL
Miramar has carried out a variety of metallurgical testwork on drill core from several of the Hope Bay deposits. This work has in small part been a follow-up of BHP work on Boston but has focussed largely on the Doris/Naartok/Madrid Trend deposits and zones.
As drilling has progressed and success been achieved on different areas of the property, a variety of development options have been reviewed by Miramar and this has led to several metallurgical testwork programs, some of which were curtailed prior to completion. WGM has provided brief summaries of certain of these programs below.
18.2.2 2001
Concurrent with the Preliminary Assessment discussed in Section 19.1 below, a series of metallurgical tests was carried out by Process Research Associates Limited (“PRA”) of Richmond, B.C., on drill core samples selected from the Doris, Naartok and Suluk deposits.

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Doris North
Samples were obtained from three areas:
•	Doris central — Stringer Zone (CSZ);

•	Doris central – Lakeshore Vein (CLV); and

•	Doris North.
The use of gravity recovery followed by cyanidation of gravity tailing or cyanidation of flotation concentrate provided for a promising treatment procedure:
•	The gravity concentrate typically recovered 25% to 50% of the gold present depending on the composite sample tested and grind conditions used;
•	The primary grind can be relatively coarse (80% passing 149 microns) and will impact the size of the mill as well as the power required. Gold recovery improved at finer grind sizes and this may be justified pending economic evaluation;
•	Overall gold recoveries using gravity and cyanidation ranged from 89% to 98.5% depending on the composite sample tested and conditions used;
•	The gold recovery to the flotation rougher concentrate is good and only this concentrate needs to be reground prior to cyanidation, rather than the whole ore; and
•	The overall recovery of the gold by gravity and cyanidation of reground flotation concentrate ranged from 93% to 98%.
Suluk
The recognition of interbanded graphite (carbon) in the Suluk mineralization led to a series of metallurgical tests designed to examine the preg robbing characteristics of the graphite. Nine composites were prepared using core from seven drillholes.
Results of direct cyanidation, over 48 hours, for the nine composites showed that in general, with increasing graphite content there is a corresponding decline in gold recoveries Composites with only trace graphite had >85% recoveries and composites with more than 5% graphite had recoveries <29%. Gold losses may be attributed to a variety of factors, including preg robbing characteristics (natural organic carbon adsorbing dissolved gold) and the presence of refractory gold (finely disseminated gold locked within the sulphide matrix).
Overall, the test work showed that it is possible to create a high-grade gravity/flotation concentrate, which contains between 80% and 85% of the gold available. Higher recoveries

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are achievable but weight pulls are too large for consideration of potential offsite processing. The program data suggested a grind size of ~149 microns, with a rougher flotation time of 25 minutes, and using 55 g/t PAX are sufficient for optimum gold recovery from material in the heart of Suluk as it was known in 2001. Flotation seems to get approximately 93% of gold into concentrate even at a coarse grind.
Naartok
Samples were collected for Naartok (Lens A and Lens B) and tested at 3 different primary grind sizes of 80% passing 140 microns, 74 microns and 44 microns respectively. The combination of gravity concentration and cyanidation achieved excellent overall Au recovery of 89% to 97% at the finest primary grind size.
Boston
A Boston composite sample with an Au grade of 14.5 g/t was also tested at three different grind sizes. The Au recovery varied between 93.9% at the coarse grind to 97.7% at the finest grind size.
18.2.3 2003 BOSTON/NAARTOK PROCESSING PLANT STUDY
A.K. Winckers & Associates, Mineral Processing Consulting of North Vancouver, reviewed all previous metallurgical testwork in the course of designing/costing a grinding and processing plant as part of a Preliminary Assessment being carried out by SRK Consulting of Vancouver. This project focussed on developing a 2,700 tonne per day plant to process Boston and Naartok “ores.” This was a project separate from the Doris “studies” referred to in Section 19.1 below and was apparently not pursued to any degree.
18.2.4 2004/2005 NAARTOK STUDY
PRA carried out baseline cyanidation and flowsheet studies for the Naartok deposit as known at that time.
18.2.5 2005 DORIS NORTH STUDY
PRA carried out a metallurgical testing program on one pulp reject composite, prepared from 18 individual drill core samples, from Doris North. The composite responded well to the

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circuit developed for Naartok samples in a previous test program. Direct cyanidation, at a grind size of 80% passing 74 microns, pulp density of 40% solids with 1 g/l NaCN concentration at pH 11, achieved a 95.4% extraction in 24 hours and over 99% Au recovery in 72 hours of retention. The assay results showed that the composite contains on the order of 0.65% S2- and 20 g Au/t, partially in the form of coarse gold. The sample had a specific gravity (“SG”) of 2.68 and gravity separation recovered 47% of the gold into a pan concentrate grading 8,635 g Au/t. An overall recovery of 97% Au was achieved using a combination of gravity + flotation and cyanidation processing, with over 90%. Modified Acid Base Accounting (“ABA”) testing indicated that the composite is not a potential acid producer. All metals in the Special Waste Extraction Procedure (“SWEP”) leachate were below the Standard Regulatory (B.C.) Guidelines of Concern.
18.2.6 2005/2006 NAARTOK STUDY
Three composites were prepared from 114 individual drill core samples from 2005 drillholes. These were stage ground and subjected to some grindability and work index testing in addition to metallurgical testwork.
Samples were near surface and higher in organic carbon, sulphide and arsenic than previously tested material. The objective was to adapt a previously developed flowsheet to achieve higher gold recovery at coarser primary grinds with better rejection of the gangue by using a combined gravity + flotation and cyanidation process. Here, the precious metal would be concentrated by a single-pass gravity with cleaning by hand panning, with or without a concentrate-upgrading step on pan tails by flotation. Three or four stages of rougher flotation were to be used to recover additional gold from the gravity tails, and regrinding of the various concentrates would be tested prior to cyanidation.
The samples were found to be amenable to the gravity + flotation and cyanidation process developed previously. The simple flowsheet appears to be robust and capable of handling feed at relatively coarse primary grinds of up to 200 microns. The gold and sulphide were effectively concentrated in well characterized products and found to leach well in dilute NaCN at relatively fine regrind sizes. Overall process extractions over the 88% Au level were indicated, for several material types tested and at various head grades. Further optimization, primarily of the gravity and flotation circuit, on a larger scale, was recommended.

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19. OTHER RELEVANT DATA AND INFORMATION
19.1 DORIS NORTH DEPOSIT ECONOMIC STUDIES
19.1.1 HBJV PRELIMINARY ASSESSMENT
In 2001, the HBJV commissioned a Preliminary Assessment (also referred to as a Scoping Study) on the high-grade Doris Hinge Zone, now known as the Doris North deposit. Independent consultants SRK (with a large contribution by Bateman Engineering (“Bateman”)), in conjunction with Nuna Logistics and Miramar, prepared various portions of and completed the Scoping Study, which was prepared according to and in compliance with NI 43-101 standards. Miramar work was reviewed by SRK in terms of NI 43-101 compliance. The mining scenario involved a small open pit followed by ramp access and underground mining of the deposit. Tonnage mined included 75% Indicated and 25% Inferred Mineral Resources. Grades were uncapped. Principal base case parameters and conclusions were as follows:

Gold Price	US $280
Exchange Rate	1.57
Total Ore Milled	471,600 t
Daily Throughput	600 t
Diluted Grade	18.5 g Au/t
Metallurgical Recovery	97%
Total Gold Recovered (2.1 years)	271,724 oz
Cash Cost	US$114/oz
Total Cost	US$177/oz
CAPEX	C$26.685M
Net Pre-tax Cash Flow	C$44.786M
NPV @ 5% Discount Rate	C$37,215M (incl. a 1.8% NSR payable to NTI)
Pre-tax ROR	85.2%
Payback Period	13 months
The Scoping Study pointed to a robust project. The results were detailed in a technical report filed on SEDAR March 7, 2002.

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The Scoping Study was partially updated by Miramar following infill drilling during 2002 as part of the preparation of a Feasibility Study described below. Tonnage was virtually identical but all Indicated Mineral Resource grades were capped and cutoff grades were applied as were minimum mining widths. Overall the grade increased by 19% to 22.0 g Au/t and recovered ounces by 18% to 323,900.
19.1.2 FEASIBILITY STUDY
In 2002, Miramar commissioned a Feasibility Study on the Doris North deposit. SRK managed the study and Bateman acted as the lead consultant. Nuna Logistics, and Miramar personnel again participated. In early 2003, Miramar announced that its Board had received and accepted the Feasibility Study. Principal base case parameters and conclusions were as follows:

Gold Price	US$325
Exchange Rate	1.575
Total Ore Milled	467,157 t *
Daily Throughput	668 t
Diluted Grade	21.9 g Au/t
Metallurgical Recovery	94.9%
Total Gold Recovered (2.1 years)	311,693 oz
Cash Cost	US$109/oz
Total Cost	US$190/oz
CAPEX	C$39.3M
Net Pre-tax Cash Flow	C$69.3M (incl. a 1.8% NSR payable to NTI)
Pre-tax ROR	136%
Payback Period	6.6 months

*	Total made up of the 458,200 t Probable Mineral Reserve at Doris Hinge plus 9,000 t of mineralized underground material stockpiled at Boston.
The Feasibility Study also pointed to a robust project. The results were detailed in a technical report filed on SEDAR on February 10, 2003.
Portions of the Feasibility Study and certain of its parameters and conclusions have been revisited by Miramar since its completion, in particular with regard to the recent and general

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rapid increase in the cost of energy generation, plant equipment and construction materials. Miramar feels that these increases have been more than offset by the increase in the price of gold since 2003.
19.2 ENVIRONMENTAL MATTERS
19.2.1 GENERAL
Miramar has comprehensive, industry standard environmental policies and practices. There is a Miramar environmental officer assigned to the project, whose workplace is the project site. He has adopted a proactive, preventative approach to the challenges of the project and has developed a strong, open and positive working relationship with Nunavut environmental authorities with the Kitikmeot Inuit Association (“KIA”). Drill site and other reclamation activities are carried out on an ongoing basis.
Reportable spills are those over 25 l, including fuel, sewage, salt and grey water. During 2005 there were two reportable fuel spills, both at the Windy Lake camp. Remediation had been undertaken and it is hoped the spills will be “closed off” before the end of 2006.
There was a 19,000 l fuel spill at the Windy Lake camp during 2004. On May 26, 2006, Miramar, MHBL and Miramar subsidiary Miramar Con Mine Ltd. were each charged in relation to the spill. Miramar does not anticipate that the charges will materially adversely affect Miramar’s financial condition or results of operations, or its ability to develop the Hope Bay Project.
There were two reportable spills at Boston in 2003. It is planned to apply for close off during 2006.
In general, remediation involves treating contaminated water and soil and leaving it on site, however, depending on circumstances it may be required to take such material off site for permanent disposal.
EBA Engineering is carrying out certain of the monitoring and soil and water testing activities related to of the outstanding incidents.

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Miramar monitors the “ore” piles stored on a pad adjacent to the portal at the Boston deposit. Of the approximately 27,000 t of “ore” brought to surface by BHP, approximately 21 t were shipped off site for testwork, an unknown small amount has been used by Miramar for airstrip levelling and other local uses and there are approximately 9,000 t grading 8-9 g Au/t remaining in the piles. Water sampling indicates that there is no acid drainage from the piles or the crushed rock pad and that they pose no environmental hazard. There is no settling pond at the Boston site.
19.2.2 ENVIRONMENTAL AND LAND USE LICENCES
Miramar holds two water licences issued by the Nunavut Territorial Government. These are for water use and waste disposal sites for the Boston and Windy Lake camps, require that certain tests be carried out on a regular basis and they must be renewed on an annual basis. Starting in 2006, there are certain measurable usage amounts prescribed with the licence fees based to some extent on actual usage. Regardless, the cost for these licences is small.
There are two Nunavut Land Use Licences; one licence is for underground and exploration work in and around the Boston deposit site and another is for all other exploration work and the camps in the Hope Bay project area. These licences must also be renewed annually and the cost is nominal.
19.2.3 DORIS NORTH EIS
Miramar filed a EIS with the NIRB in early 2003. The draft EIS provided details on the Doris North Project including the project description, environmental baseline studies, impact assessments, socio-economic considerations, environmental management plans and reclamation and closure plans, which responded to the NIRB guidelines issued in October 2002. The project was reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement (“NLCA”).
In late 2004, the “final” EIS was submitted and returned by NIRB with a request for more studies and information. The EIS was submitted again in late 2005 and on March 6, 2006, the NIRB recommended to the Minister of Indian and Northern Affairs Canada that the Doris North Project proceed. Once this recommendation is accepted by the Minister, the NIRB can

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issue a project certificate, which will govern the conditions under which development of the mining and processing operation may proceed.
19.3 HEALTH AND SAFETY MATTERS
Miramar has a comprehensive, industry standard health and safety program in place. There is a small, well-equipped medical aid station at the Windy Lake camp and there is paramedic stationed in camp at all times. His or her services are available for Miramar and contractor personnel. There are also personnel on call in the camp, who normally fulfil other duties, trained and available to participate in an Emergency Response Team for search and rescue and medical emergency operations should this be required.
19.4 COMMUNITY RELATIONS
There are no inhabitants on the property, however, there are seasonal hunting and fishing camps in the vicinity. Miramar is in the process of moving a small employment office in Coppermine to Cambridge Bay and hosts at least one Inuit Elder site visit and information session once per year. There are numerous Inuit employees on site.

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20. INTERPRETATION AND CONCLUSIONS
20.1 GENERAL AND EXPLORATION POTENTIAL
In a relatively short period of time, Miramar has succeeded in outlining significant Archean lode gold Mineral Resources hosted by several deposits/groups of deposits on the Hope Bay property. The gold mineralization is hosted within or very close to a major deformation zone, the DEFZ, similar in age and nature to the prolific Destor-Porcupine Fault Zone and Cadillac-Larder Lake Break in the Abitibi Belt of Central Canada. Such major deformation zones are known to host significant deposits on a regular, if not exactly predictable, basis.
The Hope Bay property is 80 km in strike length and a large portion of it remains relatively underexplored. Upwards of 75 surface showings and isolated anomalous drill intersections in favourable geological settings are being evaluated and plans prepared for systematically testing these targets. Detailed ground magnetic surveying is being carried out on some this winter and lithogeochemical data are being evaluated as appropriate. The targets will be prioritized, initially emphasizing targets on and near the DEFZ, and selective drilling will begin later in 2006.
It is WGM’s opinion that the Hope Bay property is underexplored and retains considerable potential for the discovery of additional gold deposits. Miramar’s programs are well focussed and managed, and strongly supported by senior management. The ingredients for further success are in place.
20.2 MINERAL RESOURCE ESTIMATES
WGM has audited the December 31, 2005 Mineral Resource estimates, as prepared by Miramar for the Naartok-Rand sectors of the Madrid Deposit Area and is satisfied that the estimates have been prepared in an acceptable manner and in compliance with the requirements of NI 43-101 and the CIM Standards. WGM accepts the results as supplied by Miramar.

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21. RECOMMENDATIONS
21.1 GENERAL
Miramar has a comprehensive QA/QC program in place that in WGM’s opinion meets industry standards. The program includes provision for the re-assaying of sample batches under certain circumstances as described in Section 13.3.2. There are exceptions to these circumstances, such as only a small sample population of a particular standard (early in its history of use) and it is WGM’s opinion that the QA/QC program would be enhanced if exceptions were eliminated. Miramar should also consider introducing the regular inclusion of core duplicates into its QA/QC program.
21.2 MINERAL RESOURCE ESTIMATES
The December 31, 2005 Mineral Resource estimate for the Naartok-Rand sectors of the Madrid Deposit Area has been done using standard computer-based techniques i.e., solid modelling of interpreted mineralized zones, selection of assay intervals within solid intercepts and capping of high grade values for those intervals, compositing and block grade interpolation from composites by the inverse squared distance method, and finally categorization of block resources using a search criterion, which reflects the average drilling grid in various parts of each zone.
The strength of the procedure used by Miramar in this work is the detailed splitting of zones into panels of constant zone orientation and the adaptation of search ellipsoids to those local zone orientations.
In future Mineral Resource estimation work, it is recommended that within the existing orientation panels, the block interpolation be based on a more objective analysis of grade continuity in each of the most important zones through variography and some form of kriging. That alternative approach may generate different grade-tonnage curves, depending of the magnitude of a nugget effect and its influence on the smoothing of block grade estimates.

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21.3 2006 WORK PLAN AND BUDGET
WGM has reviewed and supports Miramar’s 2006 work plan and budget.
Miramar plans to spend approximately $31 million at Hope Bay in 2006. The program will be directed toward two key objectives:
1.	To complete drilling and technical studies sufficient to define a second phase of development at Hope Bay following the proposed Doris North Project, which is now advancing through the permitting process. There are two scenarios being contemplated which define the range of future production, a) A 350,000 ounce per year combined open pit and underground operation, and b) A large open pit concept, which would determine if the northern-most part of the Madrid system can support a larger scale open pit operation potentially producing 500,000 – 750,000 ounces per year. This scenario would also incorporate high-grade feed from the Doris and Boston deposits; and

2.	Initiate a new exploration model for Hope Bay that focuses on the geological similarities including regional faults, alteration and mineralization with the Timmins and Larder Lake areas in Ontario and ensure sufficient exploration is completed on the Hope Bay belt to meet or exceed any assessment work requirements.
INDIVIDUAL PROJECTS
Madrid Deposit/Trend Area
Exploration will continue to focus on the Madrid area in 2006 with four major drill projects (Naartok Expansion, Naartok Infill, Suluk/South of Suluk and Rand/Bend), a trenching project (Naartok Trench) and a geological targeting project (Madrid Trend). Drilling in 2004 and 2005 has demonstrated that the previously separate deposits, Naartok, Perrin, Rand, Bend and Suluk are all part of a more or less continuous mineralized system now termed the Naartok System. The mineralization at Naartok East is open at depth and along strike to the north while Naartok West has limited expansion potential. Suluk and South of Suluk have potential to expand both north and south. The Rand/Bend area has the greatest potential to impact future development plans in the Madrid area by utilizing stratigraphy and potentially productive stratigraphic units (selected Patch Group rocks) to direct drilling. The Rand/Bend

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areas are under-drilled, in particular at depths (below 200m) where both Suluk and Naartok have shown a marked increase in strength, grade and thickness.
Naartok Expansion
The objective is to extend mineralization to the north and to a lesser extent at depth. This is a continuation of the 2005 project and will test the depth and strike extensions of the Naartok East Zone, and to a lesser extent the Naartok West Zone. The Naartok East Zone may be flattening, i.e., extending north and not plunging to depth. Drilling will generally consist of 100 m step out holes and where successful these will be followed by infill drilling at approximately 50 m centres. The amount of drilling will be based on success. The current allocation of drilling is 14,000 m of which 4,000 will be directed to the Rand/Bend area.
Naartok Infill
The objective is to complete infill drilling at Naartok East and West to facilitate inclusion of drilling in the 2006 Mineral Resource estimates and to provide an upgraded Mineral Resource estimate to support development studies. The upper 225 m at Naartok East and the upper 250 m at Naartok West have been largely drilled to the level of Indicated Mineral Resources. It is planned to drill selected areas of these zones to better facilitate development studies including support future feasibility studies. In addition, the Naartok expansion project outlined above will require infill drilling to support Mineral Resource estimation. The 2006 project has been allocated 16,000 m of core drilling but the amount will be governed to some extent by the success rate in the Naartok expansion drill program. This includes 2,000 m of infill drilling in the Rand/Bend area.
Suluk/South of Suluk
The objective is to complete infill and expansion of Mineral Resource drilling and to extend the Suluk system north to link with Bend and as far south as possible. The Suluk deposit is under-drilled, particularly below 150 m and on the northern and southern “limits.” Also, there are some questions regarding the southern extension and the relationship of South of Suluk to the actual Suluk stratigraphic trend. The 2006 project has an allocation of 3,300 m, but this project will require further review as early compilations indicate at least a further 1,700 m will be required for a total of 5,000 m.

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Rand/Bend Area
The objective is to complete infill and expansion of Mineral Resource drilling to establish the continuity of scattered drill results and if successful link up Naartok through to Suluk. This would have a major impact of the development potential of the Madrid area. Both Rand and Bend are under-drilled relative to Suluk and Naartok. Generally, intersections have tended to be lower grade but this is not unlike the upper portions of Naartok East or Naartok west away from the higher grade shoot area. Much improved geological understanding of the volcanic stratigraphy will guide the drilling. Current development studies have difficulties establishing open pits in this area primarily due to low density of drilling, incomplete sampling and less than ideal orientation of holes. There is little drilling below 200 m where both Suluk and Naartok have shown a marked increase in strength, grade and thickness. The 2006 drilling is projected at 6,000 m. As with other programs the ultimate program will depend on success.
Madrid Trend
The objectives for 2006 will be to successfully target and drill extensions of the Madrid trend utilizing conceptual targeting based on knowledge of the Madrid system and its similarities with mineralization in the Porcupine camp at Timmins and the Kirkland Lake-Larder Lake camps in Ontario. The Madrid trend as interpreted at his time extends from the Kink area west of Doris, south to the South Nexus area, a distance of 21 km. Initial studies have noted a number of distinct similarities in terms of host lithologies, alteration and mineralization. This project will document these similarities and identify drill targets on an ongoing basis during 2006. Limited mapping and geophysics will be carried out along with 10,000 m of drilling. The program will be expanded to include fence drilling on Wolverine and Patch lakes to explore for parallel zones of Madrid style mineralization and to profile the geology below the lake.
Naartok Trench
The objective is to expose overburden covered sections of Naartok mineralization for detailed study and sampling. There are no complete exposures of the mineralizing systems at Naartok due to overburden cover. A program to open up four trenches, two at Naartok East and two at Naartok West will allow geologists to make detailed observations regarding mineralization controls and structural settings, and provide exposure for detailed character sampling. The exposure could also be used for large metallurgical samples if warranted.

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OTHER INDIVIDUAL PROJECTS
Doris Trend
The objective is to test selected portions of the Doris trend in the Doris connector area to determine if some of the mineralization has the same shallow rake as Doris central and test the Island Vein extension target. Detailed drilling at Doris central in 2005 outlined a shallower rake to the mineralization than previously interpreted. Targeting of the mineralization at Doris connector based on a steeper rake has generally returned mixed results. Also, a new interpretation of Doris central indicated that the Doris central mineralization may be the equivalent of the West Valley Wall veins occurring to the west of Doris North. If this interpretation is valid there may be a good exploration target, the Island Vein extension, further to the east in Doris Lake. Selected portions of the Doris connector system will be drilled to test for the presence of a shallow rake. Drilling of 3,300 m is planned. A few holes will be allowed to run further to the east to determine if the Island Vein extension has potential.
Boston B4
The B4 zone will be drilled to determine the broad extents of mineralization outlined in historical drilling. The presence of a significant volume of mineralization could enhance current development studies (underground or open pit). The B4 zone is parallel to and lies to the east of B3 and B2. Limited drilling has outlined local areas of continuous mineralization but gaps as big as 200 by 200 m exist without drilling. Generally the mineralization is weaker than B2 or B3 so overall impact will be minor but given the proximity to the other zones, the development of a significant Mineral Resource, on the order of +150,000 oz Au, could have a positive impact on development studies. A 3,000 m drill program scheduled for the break-up period will test for additional mineralization.
Regional Assessment (Work) Program
The objective is to complete a regional exploration program to develop and test priority targets in order to meet and slightly exceed assessment work requirements, to maintain the Hope Bay land package in good standing. Assessment requirements for 2006 total $1.1 million. Since Nunavut does not have a transferable credit system (whereby excess credits on one claim may be spread to other claims), exploration must be completed on each claim. The 2006 program will continue from the 2005 program, which was designed to

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identify high potential corridors. A limited, 1,000 m drilling program will test the best targets late in 2006.
The estimated cost breakdown for the 2006 program is presented in Table 19.
TABLE 19
MIRAMAR PROPOSED WORK PROGRAM AND BUDGET – 2006

Individual Project & Work-type Description Where	Drilling	Unit Cost		Total Cost
Appropriate	(m)	(C$)		(C$)

DIRECT EXPLORATION
Naartok Projects
Expansion drilling	14,000	$220		$3,080,000
Infill drilling	16,000	$260		$4,160,000
Suluk/South of Suluk drilling	5,000	$210		$1,050,000
Other field geotechnical work incl. 4 trenches				$312000

Subtotal Naartok				$8,602,000

Madrid Projects
Other Madrid Trend drilling	13,000	$220		$2,870,000
Doris Project – Drilling	3,300	$210		$690,000
Boston Project – B4 drilling	3,000	$250		$750,000
Regional Assessment Work
Drilling	1,000	$300		$300,000
Other geotechnical work				$714,000

Subtotal Regional				$1,014,000

Regional Non-Assessment Work – Surface				$356,000
Windy Camp				$2,032,000
Boston Camp				$331,000
Transport				$2,398,000

Subtotal Direct Exploration	55,300	Av. $	240	$19,050,000

INDIRECT EXPLORATION
Compilation & Reporting				$68,000
Technical Services				$326,000
Computer Hardware & Software				$150,000
Management/Administration				$2,405,000
Exploration Environmental & Permitting				$78,000
Community Relations				$451,000
Title & Claim Management				$354,000

Subtotal Indirect Exploration				$3,832,000

General Environmental & Permitting				$5,083,000
Project Development Studies				$3,416,000

GRAND TOTAL				$31,381,000

Watts, Griffis and McOuat
CERTIFICATE
To Accompany the Report entitled
“A Technical Review of the Hope Bay Gold Project,
West Kitikmeot, Nunavut Territory, Canada
for Miramar Mining Corporation”
dated June 20, 2006, as Revised June 28, 2006
I, John R. Sullivan, do hereby certify that:
1.	I reside at 106 Stemmle Drive, Aurora, Ontario, Canada, L4G 6N8.

2.	I am a graduate from Queen’s University at Kingston, Kingston, Ontario with a B.Sc. Degree in Geology (1970), and I have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Geoscientists of Ontario (Membership Number 0136).

4.	I am a Senior Geologist with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.	I visited the Hope Bay property April 22-25, 2006. I have reviewed all of the technical data regarding the project provided by Miramar Mining Corporation and other publicly available data. I am responsible for all sections of the report with the exception of Section 16.2, which was prepared by co-author Michel Dagbert and the Summary, Section 20 and Section 21, for which Michel Dagbert and I share responsibility.

7.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

8.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Miramar Mining Corporation or any associated or affiliated entities.

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9.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Miramar Mining Corporation, or any associated or affiliated companies.

10.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Miramar Mining Corporation or any associated or affiliated companies.

11.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by

“John R. Sullivan ”

John R. Sullivan, P.Geo., B.Sc.
June 28, 2006

Watts, Griffis and McOuat
CERTIFICATE
To Accompany the Report entitled
“A Technical Review of the Hope Bay Gold Project,
West Kitikmeot, Nunavut Territory, Canada
for Miramar Mining Corporation”
dated June 20, 2006, as Revised June 28, 2006
I, Michel Dagbert, do hereby certify that:
1.	I reside at 35 Anse Pleureuse, laval, Quebec, Canada, H7Y1V3.

2.	I am a graduate from the Paris School of Mines with a B.Sc. Degree in Mining Engineering (1971) and McGill University of Montreal with a Dip. Grad. Studies in Geology (1972), and I have practised my profession continuously since that time.

3.	I am a member of the Professional Engineers of Quebec (Membership Number 45944).

4.	I am a Senior Consultant with Geostat Systems International Inc., a firm of consulting geologists and engineers, based in Blainville, Quebec, which I have co-founded in 1981.

5.	I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.	I have reviewed all of the technical data provided by Miramar Mining Corporation regarding the December 31, 2005 Mineral Resource estimation for the Naartok-Rand sectors of the Hope Bay property. I am responsible for Section 16.2 of this report. Co-author John Sullivan and I share responsibility for the Summary, Section 20 and Section 21 of the report.

7.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in the section of this report.

8.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Miramar Mining Corporation or any associated or affiliated entities.

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9.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Miramar Mining Corporation, or any associated or affiliated companies.

10.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Miramar Mining Corporation or any associated or affiliated companies.

11.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by

“Michel Dagbert ”

Michel Dagbert, B.Sc., P.Eng.
June 28, 2006

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REFERENCES
Agnerian, H. (Roscoe Postle Associates)
2003	Report on the Hope Bay Project, Prepared for Miramar Mining Corporation. Filed on SEDAR.
A.H. Winckers & Associates
2003	Miramar Mining Corporation, Hope Bay-Boston Project, Preliminary Assessment Metallurgy and Ore Processing.
Beck, R., Sherlock, R., Lindsay, D. (Miramar)
2005	Madrid Report 2004. Unpublished internal report.
Bevier, m.L., Gebert, J.S.
1991	U-Pb geochronology of the Hope Bay — Elu Inlet area, Bathurst Block, northeastern Slave Structural Province, Northwest Territories. Canadian Journal of Earth Sciences, vol. 28, p. 1925-1930
BHP World Minerals (multiple authors)
1998	Excerpts from a Boston summary report. Unpublished internal BHP report.
Campbell, F.H.A., Cecile, m.P.
1976	Geology of the Kilohigok Basin, Goulburn Group, Bathurst Inlet, District of Mackenzie, N.W.T. In Report of Activities, Part A, Geological Survey of Canada, Paper 76-1A, p. 369-377.
Carpenter, R., Quang, C.
2003	Poster — Summary of 2002 field mapping and core logging studies at the Doris Hinge resource area, Hope Bay Belt, Nunavut. Indian and Northern Affairs Canada, Mineral Resources Directorate. Iqaluit, Nunavut.

Watts, Griffis and McOuat
Cowley, P.S.
1992	Met/Pet/Geochem Analyses — Boston. Unpublished internal BHP report.

1992	Mineralogy of Boston Gold Project, N.W.T. (Canada). Unpublished internal BHP report.
Fyson, W.K., Helmstaedt, H.
1988	Structural patterns and tectonic evolution of supracrustal domains in the Archean Slave Province. Canadian Journal of Earth Sciences, 25: pp: 301-315.
Hebel, M.U.
1999	U-Pb geochronology and lithogeochemistry of the Hope Bay greenstone belt, Slave Structural Province, Northwest Territories, Canada: M.Sc. thesis, University of British Columbia, Vancouver, British Columbia, 96 pp.
Hoffman, P.F.
1988	United Plates of America, the birth of a craton: early Proterozoic assembly and growth of Laurentia; Annual Review of Earth and Planetary Science, vol. 16, p. 543-603.
Hope Bay Joint Venture (multiple authors)
2002	Hope Bay Project, 2001 Annual Report. Unpublished internal report.
Isachsen, C.E., Bowring, S.A., Padgham, W.A.
1991	U-Pb zircon geochronology of the Yellowknife Volcanic Belt, N.W.T., Canada: New constraints on the timing and duration of greenstone belt magmatism. Journal of Geology, v. 99, p. 55-67.
Lakefield Research Limited
1998	Excerpts from a report titled “An Investigation of the Recovery of Gold from Boston Gold Project Samples. Progress Report No. 1.”

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McElroy, R.
1997a	Mine Geologists Guide and Checklist to Boston; Internal Company Memorandum, BHP Minerals Canada Ltd., May 1997.

1997b	Boston Gold Project, Northwest Territories, Canada; Internal Company Report to BHP Minerals Ltd., San Francisco, California, U.S.A., BHP Minerals Canada Ltd., August 28, 1997.
1994	Drill Boss’ Guide to Boston; Internal Company Document, BHP Minerals Ltd., March 1994.
Miramar Hope Bay Limited (multiple authors)
2004	Hope Bay Project, Miramar Hope Bay Ltd., Program Summary, February — October 2003. Unpublished internal report.

2003	Hope Bay Project, 2002 NTI Report. Unpublished internal report.
Mortensen, J.K., Thorp, R.I., Padgham, W.A., King, J.E., Davis, W.J.
1988	U-Pb zircon ages for volcanism in the Slave, N.W.T. In Radiogenic Ages and isotopic Studies: Report 2, Geological Survey of Canada Paper, 88-2, p. 85-95.
Padgham, W.A.
1985	Observations and speculations on supracrustal successions in the Slave Structural Province. In. L.D. Ayres, P.C. Thurston, K.D. Card and W. Weber (eds.). Evolution of Archean Sequences. Geological Association of Canada Special Paper 28, p. 133-151.
Sherlock, R.L., Carpenter, R.L, Quang, C.
2003	Volcanic stratigraphy, structural geology, and gold mineralization in the

Wolverine-Doris corridor, Hope Bay Belt, Nunavut; Geological Survey of Canada, Current Research, v. 2003-C7, 11p.

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Shi, A. (Process Research Associates Ltd.)
2006	The Naartok Project—Hope Bay Phase III Progress Report. Unpublished report prepared for Miramar.

2005	2005 Project Report on Metallurgical Testing of Samples from Miramar’s Doris North. Unpublished report prepared for Miramar.
Steffen Robertson and Kirsten (Canada) Inc.
2003	Hope Bay Doris North Project Technical Summary of Feasibility Study.

2002	Hope Bay Project Preliminary Assessment Doris North Trial Operation Nunavut, Canada.
Villeneuve, M.E. Henderson, J.R., Hrabi, R.B., Jackson, V.A., Relf, C.
1997	2.70-2.58 Ga plutonism and volcanism in the Slave Province, District of Mackenzie, Northwest Territories: In Radiogenic age and isotope studies, Report 10, Geological Survey of Canada Current Research 1997-F, p. 37-60.
Yu, M.K.
1992	Report of Metallurgical Results for the Boston Gold Prospect. Unpublished internal BHP Report.
Winckers & Associates
2004	Hope Bay-Boston Project, Preliminary Assessment Metallurgy and Ore Processing (Including Naartok Metallurgy).
Numerous other internal reports, portions of internal reports and press releases, both in hard copy and digital format supplied by Miramar.

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APPENDIX 1:
LAND HOLDINGS

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MIRAMAR MINING CORPORATION, HOPE BAY PROPERTY
Hope Bay Project Land Tenure — All held 100% by Miramar Hope Bay Ltd.

	Claim	Area		Anniversary
Claim Name	Number	(ha)	Application Date**	Date	NTS

Crown Mineral Claims*
BD 1	F65148	446		3-Nov-08	77A03
BD 2	F65149	755		3-Nov-08	77A03
BOSTON 18	F72164	188		3-Nov-08	76O09
BOSTON 19	F72165	836		3-Nov-07	76O09
BOSTON 20	F72163	502		3-Nov-07	76O09
CHICAGO 5***	F54311	1,078	Apply for lease in 2006 Surveyed. Area is accurate.	31-Oct-06	76O10
ENGINE 3	F46662	21		27-May-08	77A03
ENGINE 4	F46663	99	Extension applied in 2005; Pending certificate of work	3-Nov-05	77A03
HEKU 1***	F70303	1,045		3-Nov-10	76O10
HEKU 2***	F70302	836	Pending certificate of work	3-Nov-06	76O10
HEKU 3***	F70423	941	Pending certificate of work	3-Nov-06	76O10
HEKU 4***	F70424	920		3-Nov-10	76O10
HEKU 5***	F72172	418		3-Nov-07	76O10
HEKU 6***	F72166	760	Pending certificate of work	19-Sep-06	76O10
HEKU 7***	F72167	757	Pending certificate of work	19-Sep-06	76O10
PJ 1	F58064	142	Apply for lease in 2006 Surveyed. Area is accurate.	3-Nov-06	76O16
PJ 2	F54312	942	Apply for lease in 2006 Surveyed. Area is accurate.	3-Nov-06	76O09
PJ 3	F54313	1,048	Apply for lease in 2006 Surveyed. Area is accurate.	3-Nov-06	76O09
PJ 4	F54314	1,044	Apply for lease in 2006 Surveyed. Area is accurate.	3-Nov-06	76O09
PJ 5	F54315	750	Apply for lease in 2006 Surveyed. Area is accurate.	3-Nov-06	76O09
PJ 6	F54316	1,043	Apply for lease in 2006 Surveyed. Area is accurate.	3-Nov-06	76O09
PJ 7	F46644	1,046	Apply for lease in 2006 Surveyed. Area is accurate.	3-Nov-07	76O09
QUITO 5	F80440	184		13-Aug-07	76O15
QUITO 6	F80441	561		13-Aug-07	76O15
QUITO 7	F80442	130		13-Aug-07	76O15
Subtotal	25	16,491

Crown Mineral Leases
BOSTON 1	F18751	1,007		12-Jul-22	76O09
BOSTON 2	F18752	1,040		12-Jul-22	76O09
BOSTON 3	F18753	1,015		12-Oct-22	76O09
BOSTON 4	F18754	980		12-Jul-22	76O09
BOSTON 5	F19271	984		12-Jul-22	76O09
BOSTON 6	F18222	614		12-Oct-22	76O09
BOSTON 7	F18219	562		12-Oct-22	76O09
BOSTON 8	Z02735	447		27-Dec-23	76O09
BOSTON 9	Z02736	584		27-Dec-23	76O09
BOSTON10	Z02737	1,026		27-Dec-23	76O09
BOSTON12	RA04550	174		27-Dec-23	76O09
BOSTON13	RA04552	728		27-Dec-23	76O09
HAVANA 1	F19280	1,000		12-Oct-22	76O15,16
KAMIK 1	F18226	1,081		24-Jul-21	76O15
KAMIK 2	F18227	996		24-Jul-21	76O15
KOIG #1***	F14318	1,163		17-Apr-18	77A03
KOIG #2	F14319	439		17-Apr-18	77A03
Appendix 1: Page 1

Watts, Griffis and McOuat
MIRAMAR MINING CORPORATION, HOPE BAY PROPERTY (continued)
Hope Bay Project Land Tenure — All held 100% by Miramar Hope Bay Ltd.

	Claim	Area		Anniversary
Claim Name	Number	(ha)	Application Date**	Date	NTS

KOIG #3***	F14320	596		17-Apr-18	77A03
KOIG #4	F14321	398		17-Apr-18	77A03
KOIG #6	F14323	1,105		17-Apr-18	76O16,77A03
MADRID 1	F18218	953		12-Oct-22	77A03
MADRID 2	F18220	477		12-Oct-22	77A03
WOG 2	F14328	1,050		17-Apr-18	77A03
WOG 3***	F14356	690		17-Apr-18	77A03
Subtotal	24	19,109

Crown Leases Pending
AMAROK 1	F27801	937	8-Jul-03		77A03,76O15
AMAROK 10	F44724	1,042	23-Sep-05		76O16
AMAROK 11	F44723	653	23-Sep-05		76O16
AMAROK 12	F56177	410	23-Sep-05		76O16
AMAROK 13	F56178	298	23-Sep-05		76O16
AMAROK 2	F27802	80	8-Jul-03		76O15
AMAROK 3	F27803	914	8-Jul-03		76O15
AMAROK 4	F27804	125	8-Jul-03		76O16
AMAROK 5	F27805	855	8-Jul-03		76O15,16
AMAROK 6	F27806	1,023	8-Jul-03		76O15,16
AMAROK 7	F27807	54	8-Jul-03		76O15,16
AMAROK 8	F27808	94	8-Jul-03		76O15
AMAROK 9	F44725	273	23-Sep-05		76O16
BOSTON 14	F39511	695	8-Jul-03		76O09
BOSTON 16	RA04551	181	8-Jul-03		76O09
BUFFALO 1	Z00203	1,027	8-Jul-03		76O09
BUFFALO 2	F38421	795	8-Jul-03		76O09
BUFFALO 3	Z00204	614	8-Jul-03		76O09
BUFFALO 4	F39503	922	8-Jul-03		76O09,10
BUFFALO 5	F39501	998	8-Jul-03		76O09,10
CHICAGO 1***	F38425	888	8-Jul-03		76O10
CHICAGO 2***	F27799	543	8-Jul-03		76O10
CHICAGO 4***	F38424	1,038	8-Jul-03		76O10
ENGINE 1	F56175	800	23-Sep-05		77A03
ENGINE 2	F56176	234	23-Sep-05		77A03
QUITO 1	Z00208	558	8-Jul-03		76O15
QUITO 2	Z00207	874	8-Jul-03		76O15
QUITO 3	Z00206	809	8-Jul-03		76O15
QUITO 4	Z00205	843	8-Jul-03		76O15
Subtotal	29	18,575

NTI/IOL Exploration Agreements*
Aimaokatuk 1		5,305		30-Dec-14	76O09
Akungani 1		9,095		30-Dec-14	76O15,76O16
Akungani 2		8,670		30-Dec-15	76O09,76O10
Akungani 3		9,570		30-Dec-15	76O09,76O16
Tok 1***		6,378		30-Dec-14	77A03
Tok 2		5,811		30-Dec-14	76O15,77A03
Tok 3***		11,147		30-Dec-14	77A03
Subtotal	7	55,976
	85	110,151

*	Indicates areas are not surveyed, only estimated except where noted.

**	Application date only applies to leases pending; anniversary date will be given when leases are granted

***	Claims/Leases/NTI/IOL Exploration Agreements forming part of the option agreement with Maximus. Only the west portion of Tok 3 is included in the option agreement.
Appendix 1: Page 2